
02032631

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.2 TO THE REGISTRANT'S FORM SB-2 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION


RECD S.E.C.
MAY 2 2002
070

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Wayne Savings Bancshares, Inc.
(Exact Name of Registrant as Specified in Charter)


PROCESSED
MAY 0 9 2002
THOMSON
FINANCIAL

0001036030
(Registrant's CIK Number)

Exhibit 99.2 to the Form SB-2/A
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333-69600
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wooster, State of Ohio, on April 29, 2002.

WAYNE SAVINGS BANKSHARES, INC.

By: 

Charles F. Finn
Chairman of the Board and President

F:\clients\1006\2ndStep\FormSE.wpd

CONVERSION APPRAISAL UPDATE REPORT

WAYNE SAVINGS BANCSHARES, INC.

PROPOSED HOLDING COMPANY FOR WAYNE SAVINGS COMMUNITY BANK
Wooster, Ohio

Dated As Of:
April 19, 2002

Prepared By:

RP Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP FINANCIAL, LC.
Financial Services Industry Consultants

April 19, 2002

Board of Directors
Wayne Savings Bankshares, MHC
Wayne Savings Bancshares, Inc.
Wayne Savings Community Bank
151 North Market Street
Wooster, Ohio 44691

Members of the Board of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be issued by Wayne Savings Bancshares, Inc., Wooster, Ohio ("Wayne Bancshares" or the "Holding Company") in connection with the mutual-to-stock conversion of Wayne Savings Bankshares, MHC (the "MHC"). The MHC currently has a majority ownership interest in, and its principal asset consists of, approximately 52.58 percent of the common stock of Wayne Bancshares (the "MHC Shares"), the mid-tier holding company for Wayne Savings Community Bank, Wooster, Ohio ("Wayne Savings" or the "Bank"). The remaining 47.42 percent of Wayne Bancshares' common stock is owned by public stockholders. Wayne Bancshares, organized in August 1997, owns 100 percent of the outstanding common stock of Wayne Savings. It is our understanding that Wayne Bancshares will offer its stock, representing the majority ownership interest held by the MHC, to depositors of the Bank, the Bank's ESOP, members of the local community and the public at large (the Subscription and Community offerings).

This updated appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable interpretations thereof. Our original appraisal report, dated September 7, 2001 (the "original appraisal") and previous appraisal update report, dated November 30, 2001 (the "first update"), are incorporated herein by reference. As in the preparation of our original appraisal and first update, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

On July 10, 2001, the Board of Directors of the MHC adopted the plan of conversion pursuant to which the MHC will convert from the mutual holding company form of ownership to 100 percent ownership of the Bank's common stock by Wayne Bancshares. The MHC will be merged into Wayne Savings and the MHC will no longer exist. As part of the conversion, the Holding Company will sell shares of common stock in an offering that will represent the

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ownership interest in Wayne Bancshares currently owned by the MHC. As of December 31, 2001 the MHC's ownership interest in Wayne Bancshares approximated 52.58 percent. The Holding Company will also issue shares of its common stock to the public stockholders of Wayne Bancshares pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued Wayne Bancshares common stock as owned immediately prior to the conversion. As of December 31, 2001, the public stockholders' ownership interest in Wayne Bancshares was approximately 47.42 percent.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Wayne Bancshares' financial condition, including financial data through December 31, 2001; (2) an updated comparison of Wayne Bancshares' financial condition and operating results versus the Peer Group companies identified in the original appraisal; and (3) a review of stock market conditions since the date of the first update.

The estimated pro forma market value is defined as the price at which the Holding Company's common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

1. Financial Results

Table 1 presents summary balance sheet and income statement details for the fiscal year ended March 31, 2001 and updated financial information through December 31, 2001. The financial data set forth in Table 1 have been revised to reflect the following accounting adjustments:

> In connection with the conversion, the OTS requested, and the Holding Company agreed, to expense certain operating costs in its financial statements which were previously paid by, reimbursed or allocated to the MHC. Consistent with the OTS policy request on this matter, the amount of dividends recorded as paid to the MHC were reduced by a similar amount. The inclusion of these intercompany

Table 1
Wayne Savings Bancshares, Inc.
Recent Financial Data

	At March 31, 2001		At Dec. 31, 2001	
	Amount ($000)	Assets (%)	Amount ($000)	Assets (%)
Balance Sheet Data				
Total assets	$311,609	100.0%	$331,972	100.0%
Cash and cash equivalents	20,902	6.7	27,211	8.2
Certificates of deposit	5,700	1.8	---	0.0
Investment securities	13,641	4.4	16,126	4.9
FHLB stock	3,510	1.1	3,726	1.1
Mortgage-backed securities	8,613	2.8	15,086	4.5
Loans receivable, net	246,619	79.1	257,795	77.7
Loans held for sale	861	0.3	---	0.0
Deposits	277,706	89.1	298,173	89.8
Borrowings	6,000	1.9	5,000	1.5
Total equity	25,255	8.1	25,683	7.7

	12 Months Ended March 31, 2001		12 Months Ended Dec. 31, 2001	
	Amount ($000)	Avg. Assets (%)	Amount ($000)	Avg. Assets (%)
Summary Income Statement				
Interest income	$21,499	6.99%	$21,438	6.71%
Interest expense	(13,100)	(4.26)	(12,969)	(4.06)
Net interest income	8,399	2.73	8,469	2.65
Provision for losses	(96)	(0.03)	(139)	(0.04)
Net interest income after provision	8,303	2.70	8,330	2.61
Other operating income	891	0.29	1,101	0.34
Net gain(loss) on sale of loans/sec.	154	0.05	477	0.15
Non-interest operating expense	(7,328)	(2.38)	(7,409)	(2.32)
Earnings before income taxes	2,020	0.66	2,499	0.78
Income taxes	(688)	(0.22)	(851)	(0.27)
Net income	$1,332	0.43	$1,648	0.51%

Sources: Wayne Bancshares' prospectus, audited and unaudited financial statements, and RP Financial calculations.

operating costs in the Holding Company's consolidated statements of earnings results in an after-tax reduction in previously reported net earnings for the nine month ended December 31, 2001 and 2000 and the fiscal years ended March 31, 2001, 2000 and 1999 of $23,000, $99,000, $99,000, $148,000 (including $122,000 in previously allocated organization costs) and $11,000.

The $281,000 cumulative downward effect of these intercompany adjustments on stockholders' equity at December 31, 2001, was substantially offset by a $258,000 reduction in dividends paid to the MHC.

Additionally, the OTS requested and the Holding Company has agreed to reduce the estimated lives assigned to its office premises. The effect of this adjustment results in a $22,000, $22,000 and $30,000 reduction in previously reported net earnings for the nine months ended December 31, 2001 and 2000, and the fiscal year ended March 31, 2001, respectively.

The overall composition of Wayne Bancshares' December 31, 2001 balance sheet was comparable to the Holding Company's March 31, 2001 balance sheet, with the Holding Company posting an increase in assets during the nine month period. Updated reported earnings for the Holding Company were slightly higher, which was largely attributable to an increase in gains realized from the sale of loans. On a core earnings basis, the Holding Company's updated earnings reflected little change.

Wayne Bancshares' total assets increased by $20.4 million, or 6.5 percent, from March 31, 2001 to December 31, 2001. Net loans receivable increased $11.2 million during the nine month period, which was primarily supported by growth of 1-4 family permanent mortgage loans. Most of the Holding Company's asset growth was realized in cash and investments, with such growth consisting primarily of an increased investment in mortgage-backed securities and holding a higher balance of cash and cash equivalents. The higher balance of cash and cash equivalents was in part realized through reinvestment of CDs held in other financial institutions into federal funds sold. To a lesser extent, an increase in the portfolio of other investment securities contributed to growth of cash and investments. Overall, the level of loans receivable, including loans held for sale, comprising total assets declined from 79.4 percent to 77.7 percent as of March 31, 2001 and December 31, 2001, respectively. Over the same time period, the Holding Company's ratio of cash and investments as percent of assets, including mortgage-backed securities and FHLB stock, increased from 16.8 percent to 18.7 percent.

Updated credit quality measures indicated deterioration in credit quality during the nine month period, as non-performing assets increased from 0.19 percent of assets at March 31, 2001 to 1.07 percent of assets at December 31, 2001. The significant increase in the non-performing assets balance was mostly attributable to one lending relationship, consisting of non-accruing commercial business and commercial real estate loans totaling $1.9 million. The non-performing loan concentration consists of four loans that are cross-collateralized by nonresidential real estate and residential real estate. Subsequent to December 31, 2001, the four delinquent loans were brought current by the borrower.

Asset growth was funded by deposit growth, as the Holding Company's utilization of borrowings declined slightly during the nine month period. Overall, the Holding Company's updated funding composition exhibited little change, as deposits equaled 89.1 percent and 89.8 percent of assets as of March 31, 2001 and December 31, 2001, respectively. Comparatively, the Holding Company's borrowings declined from 1.9 percent of assets at March 31, 2001 to 1.5 percent of assets at December 31, 2001. Capital growth did not keep pace with asset growth, as Wayne Bancshares' equity-to-assets ratio declined from 8.1 percent at March 31, 2001 to 7.7 percent at December 31, 2001.

Wayne Bancshares' operating results for the fiscal year ended March 31, 2001 and for the twelve months ended December 31, 2001 are also set forth in Table 1. Reported earnings for the Holding Company equaled 0.43 percent and 0.51 percent of average assets for the twelve months ended March 31, 2001 and December 31, 2001, respectively. The Holding Company's higher updated return on assets ratio was primarily realized through an increase in gains recorded on the sale of loans. In terms of core earnings, the Holding Company's updated core earnings reflected little change from 2001 fiscal year core earnings. Net interest income and operating expenses remain the two dominant components of Wayne Bancshares' core earnings.

Wayne Bancshares' updated net interest income to average assets ratio exhibited a slight decline, equaling 2.73 percent and 2.65 percent for the twelve months ended March 31, 2001 and December 31, 2001, respectively. The decline in the net interest margin resulted from a steeper decline in the interest income ratio compared to the interest expense ratio, reflecting the impact of a narrowing yield-cost spread. The Holding Company's interest rate spread declined from 2.57 percent for the fiscal year ended March 31, 2001 to 2.53 percent for the twelve months ended December 31, 2001.

Operating expenses as a percent of average assets exhibited a slight decline in the Holding Company's updated earnings, as leveraging of operating expenses through asset growth served to more than offset an increase in operating expenses. Overall, Wayne Bancshares' lower net interest income and operating expense ratios translated into a nominally lower updated expense coverage ratio (net interest income divided by operating expenses) of 1.14 times, versus a comparable ratio of 1.15 times recorded for the fiscal year ended March 31, 2001.

Non-interest operating income increased as a percent of average assets, equaling 0.29 percent and 0.34 percent of average assets for the twelve months ended March 31, 2001 and December 31, 2001, respectively. Growth of non-interest operating income was supported by an increase in fee income earned on deposits, reflecting implementation of a higher fee structure. When factoring non-interest operating income into core earnings, the Holding Company's updated efficiency ratio (operating expenses, net of goodwill amortization, as a percent of net interest income and non-interest operating income) was slightly improved, equaling 78.8 percent and 77.6 percent for the twelve months ended March 31, 2001 and December 31, 2001, respectively.

Gains realized from the sale of loans increased from 0.05 percent of average assets for the fiscal year ended March 31, 2001 to 0.15 percent of average assets for the twelve months ended December 31, 2001. Higher loan sale gains as the result increased sales of fixed rate loan originations accounted for the increase in gains, as lower interest rates supported an increase in the Holding Company's lending volume for fixed rate loans. As noted in the original appraisal and first update, due to the more volatile and non-recurring characteristics of the loan sale gains recorded by Wayne Bancshares, such gains are not considered to be part of the Holding Company's recurring or core earnings.

Loan loss provisions established by the Holding Company were slightly higher during the most recent twelve month period, increasing from 0.03 percent to 0.04 percent of average assets for the fiscal year ended March 31, 2001 and the twelve months ended December 31, 2001, respectively. As of December 31, 2001, the Holding Company maintained valuation allowances of $722,000, equal to 0.28 percent of net loans receivable and 20.3 percent of non-performing assets.

2. Peer Group Financial Comparisons

Tables 2 and 3 present the financial characteristics and operating results for Wayne Bancshares, the Peer Group and all publicly-traded thrifts. The Holding Company's and the Peer Group's ratios are based on financial results through December 31, 2001, unless otherwise indicated for the Peer Group companies.

In general, the comparative balance sheet ratios for the Holding Company and the Peer Group did not vary significantly from the ratios exhibited in the first update. Consistent with the first update, the Holding Company's updated interest-earning asset composition reflected a higher concentration of loans and a lower concentration of cash and investments. Overall, the Holding Company and the Peer Group continued to maintain comparable levels of interest-earning assets, based on updated interest-earning assets-to-assets ratios of 96.4 percent and 96.2 percent, respectively.

The updated mix of deposits and borrowings maintained by Wayne Bancshares and the Peer Group also did not change significantly from the first update. Wayne Bancshares' funding composition continued to reflect a higher concentration of deposits and a lower concentration of borrowings, relative to the comparable Peer Group measures. Updated interest-bearing liabilities-to-assets ratios equaled 91.3 percent and 87.3 percent for the Holding Company and the Peer Group, respectively. Wayne Bancshares posted an updated equity-to-assets ratio of 7.7 percent, which remained below the comparable ratio of 11.9 percent for the Peer Group. Overall, Wayne Bancshares' updated interest-earning assets-to-interest-bearing liabilities ("IEA/IBL") ratio equaled 105.6 percent, which remained below the comparable Peer

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of December 31, 2001

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Wayne Savings Bancshares, Inc.																				
December 31, 2001	8.2	10.5	77.7	89.8	1.5	0.0	7.7	0.1	7.6	0.0	8.81	25.66	5.60	9.95	-21.58	2.27	2.32	7.64	7.64	13.01
All Public Companies	5.4	21.8	68.7	67.3	20.5	0.1	10.3	0.5	9.8	0.0	8.87	13.96	6.01	10.41	2.54	4.13	3.74	9.47	9.30	17.05
State of OH	4.6	14.6	76.6	65.9	21.4	0.0	10.5	0.3	10.2	0.0	7.93	-5.30	9.56	12.00	-5.02	5.36	4.94	9.67	9.50	16.23
Comparable Group Average	5.8	17.7	72.7	65.8	21.5	0.0	11.9	0.2	11.7	0.0	1.37	15.73	-2.00	0.50	3.06	3.88	4.05	10.45	10.45	17.34
Mid-West Companies	5.8	17.7	72.7	65.8	21.5	0.0	11.9	0.2	11.7	0.0	1.37	15.73	-2.00	0.50	3.06	3.88	4.05	10.45	10.45	17.34
Comparable Group																				
Mid-West Companies																				
ASBI Ameriana Bancorp of IN(1)	4.0	17.8	71.7	76.6	13.2	0.0	8.4	0.3	8.1	0.0	-4.60	-5.74	-4.73	5.54	-40.65	3.51	4.09	7.98	7.98	14.08
FFWC FFW Corporation of Wabash IN	3.0	30.0	64.1	65.2	24.4	0.0	9.7	0.5	9.2	0.0	3.59	20.02	-2.80	7.33	-6.32	6.00	7.25	7.94	7.94	12.08
FCAP First Capital, Inc. of IN(1)	4.5	20.9	71.1	72.6	14.4	0.0	12.1	0.0	12.1	0.0	14.22	19.05	13.70	9.39	52.14	10.74	10.36	11.26	11.26	19.15
FFBZ First Federal Bncrp, Inc of OH	2.8	6.6	87.1	61.7	28.5	0.0	9.0	0.0	9.0	0.0	-3.97	-7.64	-3.72	-13.90	21.29	11.45	11.40	7.89	7.89	12.79
LNCB Lincoln Bancorp of IN	2.5	21.8	72.1	51.2	30.2	0.0	17.5	0.5	17.0	0.0	-1.48	-22.21	8.84	0.10	-3.49	-2.65	-2.91	14.11	14.11	21.20
MFBC MFB Corp. of Mishawaka IN	7.8	15.6	73.6	59.8	31.3	0.0	8.5	0.0	8.5	0.0	2.84	29.27	-3.51	-0.79	9.39	7.99	7.99	8.31	8.31	13.61
NEIB Northeast Indiana Bncrp of IN	11.0	16.6	68.9	57.5	31.0	0.0	11.0	0.0	11.0	0.0	-3.52	72.75	-17.88	-6.66	1.97	-1.10	-1.10	NM	NM	NM
PFDC Peoples Bancorp of Auburn IN	6.7	8.6	81.8	77.7	9.9	0.0	11.9	0.6	11.3	0.0	4.86	26.33	1.78	5.15	6.73	1.47	2.04	9.60	9.60	18.70
SFBI Security Financial Bcrp of IN	13.8	23.6	55.7	73.3	7.6	0.0	18.6	0.0	18.6	0.0	4.13	32.54	-10.35	-2.73	NM	-0.85	-0.85	14.90	14.90	26.10
WOFC Western Ohio Fin. Corp. of OH(1)	1.8	15.0	80.9	62.4	24.2	0.0	12.6	0.0	12.6	0.0	-2.35	-7.08	-1.30	1.53	-13.47	2.26	2.26	12.10	12.10	18.38

(1) Financial information is for the quarter ending September 30, 2001.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2001

	Net Income	Net Interest Income					Other Income			Total Other Income	G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads			MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
		Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income		G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread		
Wayne Savings Bancshares, Inc. December 31, 2001	0.51	6.71	4.06	2.65	0.04	2.61	0.00	0.00	0.34	0.34	2.32	0.00	0.15	0.00	7.19	4.66	2.53	2,912	34.05
All Public Companies	0.81	7.01	3.97	3.04	0.15	2.89	0.07	0.01	0.47	0.55	2.31	0.04	0.15	-0.02	7.24	4.49	2.75	4,481	35.18
State of OH	0.83	7.22	4.25	2.97	0.17	2.80	0.15	0.00	0.36	0.52	2.30	0.04	0.27	0.00	7.51	4.84	2.67	4,092	33.68
Comparable Group Average	0.83	7.26	4.16	3.10	0.16	2.93	0.02	0.00	0.46	0.48	2.28	0.02	0.11	0.00	7.54	4.75	2.79	3,405	32.16
Mid-West Companies	0.83	7.26	4.16	3.10	0.16	2.93	0.02	0.00	0.46	0.48	2.28	0.02	0.11	0.00	7.54	4.75	2.79	3,405	32.16
Comparable Group																			
Mid-West Companies																			
ASBI Ameriana Bancorp of IN(1)	0.63	7.08	4.82	2.26	0.07	2.19	0.04	0.00	0.61	0.65	2.04	0.03	0.10	0.00	7.55	5.33	2.23	2,991	26.67
FFWC FFW Corporation of Wabash IN	0.91	7.42	4.49	2.93	0.50	2.43	0.00	-0.01	0.57	0.56	1.79	0.07	0.10	0.00	7.63	5.02	2.62	NM	25.52
FCAP First Capital, Inc. of IN(1)	1.17	7.26	3.87	3.39	0.02	3.37	0.00	0.00	0.55	0.55	2.22	0.00	0.06	0.00	7.58	4.47	3.11	2,900	33.08
FFBZ First Federal Bncrp, Inc of OH	1.13	7.78	4.03	3.75	0.08	3.67	0.00	0.00	0.50	0.50	2.64	0.00	0.21	0.00	8.07	4.43	3.63	3,186	35.10
LNCB Lincoln Bancorp of IN	0.81	7.06	3.90	3.16	0.10	3.07	0.09	-0.02	0.25	0.31	2.29	0.04	0.14	0.00	7.33	4.79	2.54	4,360	31.84
MFBC MFB Corp. of Mishawaka IN	0.72	7.04	4.14	2.90	0.33	2.56	-0.01	0.00	0.42	0.41	2.21	0.00	0.34	0.00	7.26	4.55	2.71	3,251	34.68
NEIB Northeast Indiana Bncrp of IN	0.82	7.23	4.47	2.77	0.24	2.53	0.02	-0.02	0.45	0.46	1.94	0.00	0.08	0.00	7.49	5.05	2.44	NM	28.18
PFDC Peoples Bancorp of Auburn IN	1.02	7.40	3.98	3.42	0.10	3.32	0.03	0.00	0.32	0.35	2.02	0.05	0.06	0.00	7.61	4.55	3.06	NM	38.19
SFBI Security Financial Bcrp of IN	0.53	6.83	3.26	3.56	0.09	3.47	0.06	0.04	0.55	0.65	3.28	0.00	-0.07	0.00	7.32	4.05	3.27	NM	31.82
WOFC Western Ohio Fin. Corp. of OH(1)	0.54	7.50	4.66	2.84	0.11	2.73	0.00	0.00	0.40	0.40	2.34	0.00	0.06	0.00	7.59	5.29	2.30	3,744	36.51

(1) Financial information is for the quarter ending September 30, 2001.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Group ratio of 110.2 percent. As discussed in the original appraisal and first update, the additional capital realized from stock proceeds should serve to provide Wayne Bancshares with an IEA/IBL ratio that is more comparable to the Peer Group's ratio.

Updated growth rates for Wayne Bancshares are based on annualized growth for the nine months ended December 31, 2001, while the Peer Group's growth rates are based on growth for the twelve months ended December 31, 2001. Consistent with the first update, updated growth rates reflected stronger asset growth for the Holding Company, based on asset growth rates of 8.8 percent and 1.4 percent for the Holding Company and the Peer Group, respectively. Asset growth for the Holding Company was realized through growth in loans and cash and investments, with a higher growth rate indicated for cash and investments. The Peer Group's asset growth was realized through growth of cash and investments, which was partially offset by a slight decline in loans. Overall, the Holding Company's updated asset growth measures were considered to be more favorable than the comparable Peer Group growth rates, with respect to supporting earnings growth potential.

Growth in deposits and equity continued to fund the Holding Company's asset growth, as well as a decline in borrowings. The Holding Company's updated deposit growth rate of 10.0 percent exceeded the comparable Peer Group growth rate of 0.5 percent. Deposit growth for the Peer Group was supplemented with a slight increase in borrowings. Consistent with the first update, the Peer Group posted a stronger capital growth rate than the Holding Company (positive 3.9 percent versus positive 2.3 percent for the Holding Company), which continued to be supported by the Peer Group's higher return on average assets. Following the increase in capital that will be realized from the conversion proceeds, the Holding Company's capital growth rate can be expected to remain depressed by its higher pro forma capital position, as well as by dividend payments on 100 percent of the shares outstanding and possible stock repurchases.

Table 3 displays comparative operating results for Wayne Bancshares and the Peer Group, based on their respective earnings for the twelve months ended December 31, 2001, unless otherwise indicated for the Peer Group companies. Updated earnings for the Holding Company and the Peer Group equaled 0.51 percent and 0.83 percent of average assets, respectively. The Peer Group's higher return continued to be attributable to stronger core earnings, particularly with respect to maintaining a stronger net interest margin than indicated for Wayne Bancshares.

In terms of core earnings strength, updated expense coverage ratios posted by Wayne Bancshares and the Peer Group equaled 1.14x and 1.35x, respectively. The Peer Group's stronger expense coverage ratio continued to be attributable to maintenance of a higher net interest income to average assets ratio (3.10 percent versus 2.65 percent for the Holding Company), as operating expense to average assets ratios for the Peer Group and the Holding Company remained comparable (2.30 percent versus 2.32 percent for the Holding Company). A higher interest income ratio continued to account for the Peer Group's higher net interest income ratio, which was partially offset by Wayne Bancshares' lower interest expense ratio.

Non-interest operating income remained a slightly larger source of earnings for the Peer Group, as such income amounted to 0.48 percent and 0.34 percent of the Peer Group's and the Holding Company's average assets, respectively. Accordingly, taking non-interest operating income into account in assessing Wayne Bancshares' core earnings strength relative to the Peer Group's, the Holding Company's updated efficiency ratio of 77.6 percent remained less favorable than the Peer Group's updated efficiency ratio of 63.7 percent.

Loss provisions remained a slightly larger factor in the Peer Group's updated earnings, despite a slight decline in the Peer Group's ratio of loss provisions established as a percent of average assets. Updated loss provisions established by the Holding Company and the Peer Group equaled 0.04 percent and 0.16 percent of average assets, respectively.

Net gains were a slightly larger contributor to the Holding Company's updated earnings, as the result of an increase in the net gains that were recorded by Wayne Bancshares. Wayne Bancshares' updated earnings reflected net gains amounting to 0.15 percent of average assets, versus 0.11 percent of average assets for the Peer Group. As discussed in the original appraisal and first update, given the less predictable and non-recurring nature of gains and losses resulting from the sale of loans and investments, the impact of the net gains on the Holding Company's and the Peer Group's earnings will continue to be discounted in evaluating the relative strengths and weaknesses of their respective earnings. Extraordinary items were not a factor in either the Holding Company's or the Peer Group's updated earnings.

Taxes continued to have a slightly larger impact on the Holding Company's earnings, as indicated by updated effective tax rates of 34.1 percent and 32.2 percent for the Holding Company and the Peer Group, respectively.

Consistent with the first update, the Holding Company's updated credit quality measures were considered to be less favorable than the Peer Group's. As shown in Table 4, the Holding Company's non-performing loans/loans and non-performing assets/assets ratios of 1.37 percent and 1.07 percent, respectively, exceeded the comparable Peer Group ratios of 0.46 percent and 0.51 percent. Updated loss reserve ratios were also stronger for the Peer Group, both as a percent of non-performing assets (147.9 percent versus 20.3 percent for the Holding Company) and as a percent of non-performing loans (161.8 percent versus 20.4 percent for the Holding Company). The Peer Group also continued to maintain higher reserves as percent of loans, based on the Holding Company's and the Peer Group's updated reserves-to-loans ratios of 0.28 percent and 0.91 percent, respectively. Net loan charge-offs remained a more significant factor for the Peer Group, as the Peer Group and the Holding Company posted updated net loan charge-offs/loan ratios of 0.13 percent and 0.03 percent, respectively.

3. Stock Market Conditions

Since the date of the first update, the performance of the overall stock market has been mixed. In early-December 2001, technology stocks surged higher and the DJIA surpassed the 10000 mark, reflecting growing optimism about an economic recovery. However, the stock

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of December 31, 2001 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Wayne Savings Bancshares, Inc.	0.01	1.07	1.37	0.28	20.41	20.30	73	0.03
All Public Companies	0.12	0.71	0.88	0.96	189.46	156.64	362	0.19
State of OH	0.06	0.81	0.88	0.81	149.33	101.58	262	0.20
Comparable Group Average	0.04	0.51	0.46	0.91	161.84	147.93	66	0.13
Comparable Group								
ASBI Ameriana Bancorp of IN(1)	0.03	0.65	0.34	0.47	140.67	52.11	27	0.03
FFWC FFW Corporation of Wabash IN	0.00	NA	NA	1.28	NA	NA	126	0.34
FCAP First Capital, Inc. of IN(1)	0.04	0.26	0.05	0.56	NA	154.06	105	0.22
FFBZ First Federal Bncrp, Inc of OH	0.08	0.24	0.08	0.80	NA	290.63	40	0.08
LNCB Lincoln Bancorp of IN	0.07	0.34	0.27	0.75	276.12	160.19	126	0.15
MFBC MFB Corp. of Mishawaka IN	0.00	0.66	0.89	1.60	178.83	178.83	7	0.01
NEIB Northeast Indiana Bncrp of IN	0.00	NA	NA	1.19	NA	NA	107	0.25
PFDC Peoples Bancorp of Auburn IN	0.07	NA	NA	0.50	NA	NA	15	0.01
SFBI Security Financial Bcrp of IN	0.08	NA	NA	1.37	NA	NA	8	0.03
WOFC Western Ohio Fin. Corp. of OH(1)	0.00	0.92	1.13	0.58	51.75	51.75	96	0.14

(1) Financial information is for the quarter ending September 30, 2001.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

market rally ended on news of a larger than expected increase in the November unemployment rate. Fresh concerns about the corporate earnings outlook pushed stocks lower in mid-December, despite the Federal Reserve's eleventh interest rate cut of the year. During the second half of December, stocks generally moved higher on year end buying and favorable economic data that showed surprisingly strong new home construction. Notwithstanding the year end rally, the Dow Jones Industrial Average ("DJIA") closed seven percent lower for the year and the NASDAQ Composite Index ("NASDAQ") declined 21 percent in 2001, providing for the worst two-year performance in the stock market in 23 years.

The stock market began 2002 with a New Year rally, as investors bet on a forthcoming economic recovery and an upturn in corporate earnings. The momentum of the advance faded in mid-January, reflecting concerns that the markets were pricing in more of a recovery than the economy was showing. The Federal Reserve's decision to leave interest rates unchanged and indications that the economic downturn may be ending provided for a brief rebound in the broader stock market at the end of January. Stock market activity was mixed throughout most of February, as fears that accounting troubles similar to those impacting Enron could affect more companies weighed against hopes for an economic recovery and improved corporate earnings. The DJIA moved back above 10000 in late-February and sustained upward momentum in early-March, as favorable economic news and the Federal Reserve's cautiously optimistic assessment of the economy served to rally the broader market. Stocks traded in a narrow range in mid-March, reflecting uncertainty over the strength of the economic recovery and the prospect of future rate increases by the Federal Reserve. The Federal Reserve's decision to leave short-term rates unchanged at its mid-March meeting, as well as a shift in its policy directive to a neutral stance from one that favored additional easing, provided for a mixed reaction in the stock market. Stocks moved lower in late-March, reflecting first quarter earnings concerns and the prospect of rising interest rates. Concerns about the Mideast conflict further contributed to the slide in stocks during early-April. The broader stock market continued to struggle through mid-April, as the result of disappointing first quarter earnings among some of the blue chip stocks and weak earnings forecasts for the balance of 2002. On April 19, 2002, the DJIA closed at 10257.11 or 4.1 percent higher since the date of the first update and the NASDAQ Composite Index closed at 1796.83 or 6.9 percent lower since the date of the first update.

Since the date of the first update, the market for thrift issues has generally been positive. Thrift stocks eased lower at the close of November and traded in a narrow range in early-December, which was largely attributed to profit taking in some of the large-cap issues following their strong November performance. Expectations that thrift earnings would benefit from the additional interest rate cuts that were implemented by the Federal Reserve during the fourth quarter supported an upward trend in thrift issues during mid- and late-December. For the year ended 2001, the SNL Index for all publicly-traded thrifts posted a gain of 5.0 percent.

Further gains were registered in thrift stocks at the beginning of 2002, with the large companies posting some of the strongest performances. Expectations of strong fourth quarter earnings and growing sentiment of a slow economic recovery that would support a continuation of the steep yield curve were factors that contributed to the advance in thrift stocks. Thrift issues stabilized in mid-January and then moved higher in late-January, as investors were encouraged by fourth quarter earnings. In early-February, concerns about corporate accounting practices spilled over into the financial services sector as well, which translated into a general decline in bank and thrift stocks, particularly the large-cap issues. After stabilizing in mid-February, thrift issues advanced in late-February and early-March on strong fundamentals and acquisition speculation. The low inflation reading indicated by the Producer Price Index for February supported a continuation of the upward trend in thrift prices through mid-March. Thrift stocks edged lower following the Federal Reserve's March meeting, reflecting growing sentiment that the economic recovery would lead to higher interest rates in the second half of the year. However, as investors became more optimistic about first and second quarter earnings for the thrift sector, along with growing sentiment that Federal Reserve was not likely to raise rates in May, thrift issues strengthened in early-April. The upward momentum in thrift stocks was sustained through mid-April, with the advance supported by favorable first quarter earnings, low inflation data and investors dumping technology stocks in favor of lower risk bank and thrift stocks. On April 19, 2002, the SNL Index for all publicly-traded thrifts closed at 1107.4, an increase of 25.7 percent since November 30, 2001.

The updated pricing measures for all publicly-traded thrifts and the Peer Group reflected more modest increases compared to the 25.7 percent increase indicated for the SNL Index. The more favorable performance exhibited by the SNL Index implies that the large-cap issues outperformed the small-cap issues since the date of the first update. In particular, the pricing measures shown for the Peer Group and all publicly-traded thrifts are based on absolute averages and, thus, the market performance of each of the companies comprising the pricing measure averages have an equal impact on the calculation of the averages. Comparatively, the SNL Index is a market capitalization weighted index, which results in the larger market capitalization issues having a more significant impact on the overall performance of the SNL Index. Overall, since the date of the first update, the comparative changes in the pricing measures for the Peer Group and all publicly-traded thrifts indicate a stronger performance by the all publicly-traded thrifts. The declines reflected in the Peer Group's updated price/earnings multiples were the result of changes in Security Financial's P/E multiples. In this update, Security Financial's P/E multiples were shown as not meaningful, as the result of maintaining P/E multiples that exceeded 30 times, while in the first update Security Financial's reported and core P/E multiples equaled 28.6 times and 29.9 times, respectively. As the result of the decline in the Peer Group's core P/E multiple, the Peer Group's updated pricing characteristics reflected both a lower P/B ratio and a lower core P/E multiple than indicated for the comparable averages for all publicly-traded thrifts. Since the date of the first update, nine out of the ten Peer Group companies were trading at higher prices as of April 19, 2002. A comparative pricing analysis of all publicly-traded thrifts, the Peer Group and recent conversions is shown in the following table, based on market prices as of November 30, 2001 and April 19, 2002.

As set forth in the original appraisal and first update, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/tangible book ("P/TB") ratio in that the P/TB ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/TB often reflects a premium to tangible book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Average Pricing Characteristics

	At Nov. 30, 2001	At April 19, 2002	% Change
Peer Group(1)			
Price/Earnings (x)	14.84x	13.71x	(7.6)%
Price/Core Earnings (x)	16.50	15.39	(6.7)
Price/Book (%)	91.84%	101.32%	10.3
Price/Tangible Book(%)	93.53	103.22	10.4
Price/Assets (%)	11.04	12.16	10.1
Avg. Mkt. Capitalization ($Mil)	$37.56	$41.49	10.5
All Publicly-Traded Thrifts			
Price/Earnings (x)	14.79x	15.75x	6.5%
Price/Core Earnings (x)	15.84	17.16	8.3
Price/Book (%)	113.48%	133.25%	17.4
Price/Tangible Book(%)	120.55	140.72	16.7
Price/Assets (%)	11.75	13.56	15.4
Avg. Mkt. Capitalization ($Mil)	$247.18	$316.41	28.0
Recent Conversions(1)			
Price/Core Earnings (x)	20.96x	26.38x	25.9
Price/Book (%)	82.13%	106.95%	30.2

(1) Ratios based on conversions completed for prior three months.

As shown in Table 5, two standard conversion offerings have been completed during the past three months. The average closing pro forma price/tangible book and core price/earnings ratios of the recent standard conversion offerings equaled 63.7 percent and 26.8 times, respectively. One second-step conversion offering was also completed during the past

Table 5
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information				Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: Benefit Plans		Insider Purchases	Initial	Pro Forma Data: Pricing Ratios(3)			Pro Forma Data: Financial Charac.				Post-IPO Pricing Trends: Closing Price:					
Institution	State	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog. Plans (%)	Mgmt.& Dirs. (%)(2)	Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)
Standard Conversions																														
Heritage Bancshares, Inc.	TX	2/26/02	HRGB-OTC	$ 40	9.71%	0.81%	93%	$ 4.9	100%	112%	7.6%	NA	NA	8.0%	4.0%	12.8%	0.00%	62.5%	36.3x	11.1%	0.3%	17.8%	1.7%	$10.00	$12.05	20.5%	$11.70	17.0%	$11.75	17.5%
Reserve Bancorp, Inc.	PA	4/8/02	RSVB-OTC	$ 46	11.50%	0.28%	134%	$ 7.4	100%	125%	5.4%	NA	NA	8.0%	4.0%	10.4%	0.00%	64.9%	17.4x	14.2%	0.8%	21.9%	3.7%	$10.00	$12.50	25.0%	$12.80	28.0%	$12.70	27.0%
Averages - Standard Conversions:				$ 43	10.61%	0.55%	114%	$ 6.1	100%	119%	6.5%	N.A.	N.A.	8.0%	4.0%	11.6%	0.00%	63.7%	26.8x	12.6%	0.6%	19.8%	2.7%	$10.00	$12.28	22.8%	$12.25	22.5%	$12.23	22.3%
Medians - Standard Conversions:				$ 43	10.61%	0.55%	114%	$ 6.1	100%	119%	6.5%	N.A.	N.A.	8.0%	4.0%	11.6%	0.00%	63.7%	26.8x	12.6%	0.6%	19.8%	2.7%	$10.00	$12.28	22.8%	$12.25	22.5%	$12.23	22.3%
Second Step Conversions																														
Willow Grove Bancorp *	PA	4/4/02	WGBC	$ 644	9.78%	0.75%	92%	$ 64.1	57%	132%	2.5%	NA	NA	8.0%	4.0%	1.8%	2.28%	96.6%	24.1x	16.1%	0.7%	16.9%	4.0%	$10.00	$11.00	10.0%	$11.55	15.5%	$11.08	10.8%
Averages - Second Step Conversions:				$ 644	9.78%	0.75%	92%	$ 64.1	57%	132%	2.5%	NA	NA	8.0%	4.0%	1.8%	2.28%	96.6%	24.1x	16.1%	0.7%	16.9%	4.0%	$10.00	$11.00	10.0%	$11.55	15.5%	$ 11.08	10.8%
Medians - Second Step Conversions:				$ 644	9.78%	0.75%	92%	$ 64.1	57%	132%	2.5%	NA	NA	8.0%	4.0%	1.8%	2.28%	96.6%	24.1x	16.1%	0.7%	16.9%	4.0%	$10.00	$11.00	10.0%	$11.55	15.5%	$ 11.08	10.8%
Mutual Holding Companies(6)																														
Partners Trust Fin. Grp. *	NY	4/4/02	PRTR	$ 983	10.17%	0.95%	87%	$ 64.0	46%	132%	2.9%	Stock	1.35%	8.0%	4.0%	3.2%	2.00%	64.5%	20.5x	12.9%	0.6%	14.9%	4.4%	$10.00	$14.25	42.5%	$14.85	48.5%	$14.80	48.0%
Averages - Mutual Holding Companies:				$ 983	10.17%	0.95%	87%	$ 64.0	46%	132%	2.9%	NA	NA	8.0%	4.0%	3.2%	2.00%	64.5%	20.5x	12.9%	0.6%	14.9%	4.4%	$10.00	$14.25	42.5%	$14.85	48.5%	$ 14.80	48.0%
Medians - Mutual Holding Companies:				$ 983	10.17%	0.95%	87%	$ 64.0	46%	132%	2.9%	NA	NA	8.0%	4.0%	3.2%	2.00%	64.5%	20.5x	12.9%	0.6%	14.9%	4.4%	$10.00	$14.25	42.5%	$14.85	48.5%	$ 14.80	48.0%
Averages - All Conversions:				$ 428	10.29%	0.70%	102%	$35.1	76%	125%	4.6%	NA	NA	8.0%	4.0%	7.0%	1.07%	72.1%	24.6x	13.6%	0.6%	17.8%	3.5%	$10.00	$12.45	24.5%	$12.73	27.3%	$12.58	25.8%
Medians - All Conversions:				$ 345	9.98%	0.78%	93%	$35.7	78%	129%	4.1%	NA	NA	8.0%	4.0%	6.8%	1.00%	64.7%	22.3x	13.5%	0.7%	17.3%	3.9%	$10.00	$12.28	22.8%	$12.25	22.5%	$12.23	22.3%

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously converted to commercial bank charter.
(8) Converted to a commercial bank charter.

April 19, 2002

three months, which is considered to be more relevant for purposes of Wayne Bancshares' pro forma pricing. The closing pro forma price/tangible book and core price/earnings ratios of Willow Grove Bancorp ("Willow Grove") equaled 96.6 percent and 24.1 times, respectively. In general, second-step conversions tend to be priced (and trade in the aftermarket) at a higher P/TB ratio than standard conversions. We believe investors take into consideration the generally more leveraged pro forma balance sheets of second-step companies, their track records as public companies prior to conversion and their generally higher pro forma ROE measures relative to standard conversions in pricing their common stocks. The two recent standard conversion offerings exhibited an average price increase of 22.5 percent during their first week of trading, while Willow Grove's stock price increased 15.5 percent during its first week of trading as a fully converted company.

Shown in Table 6 are the current pricing characteristics of Willow Grove, which is the only NASDAQ or Exchange listed full conversion offering that has been completed during last three months. Relative to the first update, which reflected pricing ratios of recent conversion offerings as of November 30, 2001, the updated recent conversion pricing ratios reflected a 30.2 percent increase on a P/B basis, from 82.13 percent at November 30, 2001 to 106.95 percent at April 19, 2002 and a 25.9 percent increase in the core P/E multiple, from 20.96 times at November 30, 2001 to 26.38 times at April 19, 2002. It should be noted that the meaningfulness of the comparative pricing analysis of the recent conversions is considered to be somewhat diminished, since the pricing ratios for both dates consisted of only one company and one was a standard conversion and one was a second-step conversion.

As set forth in the original appraisal, RP Financial's analysis of stock market conditions also considered recent trading activity in Wayne Bancshares' stock. From the date of the first update of November 30, 2001 to April 19, 2002, the Holding Company's stock price increased from $16.50 per share to $20.00 per share, an increase of 21.2 percent.

Summary of Adjustments

In the first update, we made the following adjustments to Wayne Bancshares' pro forma value based upon our comparative analysis to the Peer Group:

Key Valuation Parameters:	Previous Valuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Moderate Downward
Asset Growth	No Adjustment
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 6
Market Pricing Comparatives
Prices As of April 19, 2002

Financial Institution	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Total	Financial Characteristics(6)					
																Reported		Core	
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
All Public Companies	19.30	316.41	1.08	14.88	15.75	133.25	13.56	140.72	17.16	0.42	2.30	33.37	2,243	10.47	0.71	0.80	8.42	0.71	7.28
Converted Last 3 Mths (no MHC)	11.08	124.82	0.42	10.36	NM	106.95	17.87	106.95	26.38	0.23	2.08	54.76	699	16.71	0.75	0.45	2.70	0.68	4.05
Comparable Group																			
Converted Last 3 Mths (no MHC)																			
WGBCD Willow Grove Bancorp of PA	11.08	124.82	0.42	10.36	NM	106.95	17.87	106.95	26.38	0.23	2.08	54.76	699	16.71	0.75	0.45	2.70	0.68	4.05

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

The factors concerning the valuation parameters of primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the first update. Accordingly, those parameters were not discussed further in this update.

The noteworthy differences in financial condition for the Holding Company and the Peer Group did not change in this update, as the Holding Company's more favorable funding composition continue to be negated by its less favorable credit quality. Therefore, no adjustment continued to be warranted for the Holding Company's financial condition. The Holding Company's updated asset growth measures were considered to be more favorable than the Peer Group's growth measures, particularly in the important area of loan growth. Accordingly, the valuation adjustment for asset growth was changed from no adjustment to slight upward adjustment. The Holding Company's pro forma earnings continued to reflect less favorable core earnings strength compared to the Peer Group's earnings, as indicated by the Holding Company's less favorable expense coverage and efficiency ratios. Also consistent with the original appraisal and first update, the Holding Company's less favorable earnings strength continued to be indicated by its lower pro forma return on equity. Accordingly, on the basis of the Peer Group's stronger core earnings, a moderate downward adjustment remained appropriate for the quality, predictability and growth of the Holding Company's earnings relative to the Peer Group's.

The general market for thrift stocks was higher since the date of the first update, as indicated by the notable increase recorded in the SNL Index for all publicly-traded thrifts. Similarly, the pricing measures for the Peer Group and for all publicly-traded thrifts were generally higher since the date of the first update, although the increases reflected in the pricing measures for the Peer Group and all publicly-traded thrifts were not as significant as the gain posted in the market-cap weighted SNL Index. Activity in the new issue market has remained somewhat limited, although the recent offerings that have been completed have been well received and have traded above their IPO prices in initial trading activity. The one recent second step conversion offering that was completed since the first update was closed at the super maximum of the offering range and is currently trading above its IPO price. We have also considered the limited trading activity in Wayne Bancshares' stock since the date of the first update and that the current trading price reflected a notable increase from its trading price as of November 30, 2001. Accordingly, a slight upward valuation adjustment was applied for marketing of the issue in this updated appraisal.

Overall, taking into account the foregoing factors, we believe that an increase in the Holding Company's estimated pro market value as set forth in the first update is appropriate.

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Wayne Bancshares' to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds.

In computing the pro forma impact of the conversion and the related pricing ratios, the valuation parameters for effective tax rate and stock benefit plan assumptions utilized in the first update did not change in this update. The pro forma assumption for reinvestment rate was revised from 2.49 percent to 2.17 percent, which represents the constant maturity yield for U.S. Treasury securities with a maturity of one-year at December 31, 2001 and is consistent with the reinvestment rate utilized in the prospectus. Offering expenses were also revised to be consistent with the offering expenses that are set forth in the prospectus.

Consistent with the original appraisal and first update, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the original appraisal and first update, this updated appraisal incorporates a "technical" analysis of recently completed conversions, including principally the P/B approach which (as discussed in the original appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

RP Financial also considered the trading price of Wayne Bancshares' stock, which equaled $20.00 per share as of April 19, 2002, a notable increase from the November 30, 2001 price of $16.50 per share. However, this factor was discounted somewhat given the different characteristics of the minority shares versus the shares following the second-step conversion and the absence of a liquid trading market for Wayne Bancshares' stock.

The Holding Company has adopted Statement of Position ("SOP" 93-6) which causes earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Holding Company's shareholders. However, we have considered the impact of the Holding Company's adoption of SOP 93-6 in the determination of Wayne Bancshares' pro forma market value.

Based on the foregoing, we have concluded that an increase in Wayne Bancshares value is appropriate. Therefore, as of April 19, 2002, the aggregate pro forma market value of Wayne Bancshares' conversion stock has been increased from $34,263,500 at the midpoint to $38,987,840. The midpoint and resulting valuation range is based on the sale of a 52.58 percent ownership interest to the public, which provides for a $20.5 million public offering at the midpoint. In the first update, the public offering at the midpoint equaled $18.0 million.

1. <u>P/E Approach</u>. In applying the P/E approach, RP Financial's valuation conclusions considered both reported earnings and a recurring or "core" earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the

estimated after tax earnings benefit from reinvestment of net stock proceeds. The Holding Company's reported earnings, incorporating the reinvestment of $34,000 of MHC assets at an after-tax reinvestment rate of 1.43 percent, equaled $1.649 million for the twelve months ended December 31, 2001. In deriving Wayne Bancshares' core earnings, the only adjustment made to reported earnings was to eliminate gains on the sale of loans, which equaled $477,000 for the twelve months ended December 31, 2001. As shown below, on a tax effected basis, assuming application of an effective marginal tax rate of 34.0 percent to the gains eliminated, the Holding Company's core earnings were determined to equal $1.334 million for the twelve months ended December 31, 2001. (Note: see Exhibit 2 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

	Amount ($000)
Net income	$1,649
Gain on sale of loans(1)	(315)
Core earnings estimate	$1,334

(1) Tax effected at 34.0 percent.

Based on Wayne Bancshares' reported and estimated core earnings, incorporating the impact of the pro forma assumptions discussed previously, the Holding Company's reported and core P/E multiples at the $39.0 million midpoint value equaled 23.70 times and 29.32 times, respectively. The Holding Company's updated reported and core P/E multiples provided for premiums of 72.9 percent and 90.5 percent relative to the Peer Group's average reported and core P/E multiples of 13.71 times and 15.39 times, respectively (versus premiums of 42.0 percent and 46.1 percent relative to the Peer Group's average reported and core P/E multiples as indicated in the first update). The implied premiums reflected in the Holding Company's pro forma reported and core P/E multiples take into consideration the increase in value warranted by the upward valuation adjustments applied for asset growth and marketing of the issue in this update, as well as the discount implied in the Holding Company's pro forma P/B ratio. The Holding Company's implied conversion pricing ratios relative to the Peer Group's pricing ratios are indicated in Table 7, and the pro forma calculations are detailed in Exhibits 3 and 4.

2. P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. The Holding Company's pre-conversion book value was adjusted to include $34,000 of equity held at the MHC level, which will be consolidated with the Holding Company's capital as a result of the conversion. Based on the $39.0 million midpoint value, the Holding Company's P/B and P/TB ratios equaled 91.67 percent and 92.28 percent, respectively. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 101.32 percent and 103.22 percent, respectively, Wayne Bancshares' updated ratios were discounted by 9.5 percent and 10.6 percent (versus discounts of 7.3 percent and 8.3 percent from the Peer Group's P/B and P/TB ratios as indicated in the first update). RP Financial considered such discounts to be reasonable in light of

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 7
Public Market Pricing
Wayne Savings Bancshares, Inc. and the Comparables
As of April 19, 2002

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)								
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (X)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)	Memo: Exchange Ratio	Memo: Offering Size ($Mil)
Wayne Savings Bancshares, Inc.																					
Superrange	10.00	51.56	0.26	9.36	31.31	106.81	14.54	107.44	38.72	0.34	3.40	131.65	355	13.61	1.00	0.46	3.41	0.38	2.76	2.0072	27.11
Range Maximum	10.00	44.84	0.30	10.08	27.25	99.21	12.76	99.83	33.70	0.39	3.90	131.42	351	12.86	1.01	0.47	3.64	0.38	2.94	1.7454	23.57
Range Midpoint	10.00	38.99	0.34	10.91	23.70	91.67	11.18	92.28	29.32	0.45	4.50	131.94	349	12.19	1.02	0.47	3.87	0.38	3.13	1.5177	20.50
Range Minimum	10.00	33.14	0.40	12.03	20.27	83.13	9.57	83.72	25.11	0.53	5.30	133.07	346	11.52	1.03	0.47	4.10	0.38	3.31	1.2901	17.43
All Public Companies(7)																					
Averages	19.30	316.41	1.08	14.88	15.75	133.25	13.56	140.72	17.16	0.42	2.30	33.37	2,243	10.47	0.71	0.80	8.42	0.71	7.28		
Medians	---	---	---	---	14.41	119.94	12.11	123.88	16.67	---	---	---	---	---	---	---	---	---	---		
All Non-MHC State of OH(7)																					
Averages	13.57	446.45	0.69	11.96	14.81	113.24	11.77	118.25	17.52	0.41	3.02	44.74	2,452	10.52	0.81	0.83	8.01	0.65	5.78		
Medians	---	---	---	---	13.28	106.55	10.96	107.94	17.50	---	---	---	---	---	---	---	---	---	---		
Comparable Group Averages																					
Averages	16.67	41.49	1.05	16.86	13.71	101.32	12.16	103.22	15.39	0.48	2.97	38.86	341	11.93	0.51	0.83	7.71	0.76	6.93		
Medians	---	---	---	---	12.50	103.08	10.24	104.62	14.52	---	---	---	---	---	---	---	---	---	---		
State of OH																					
ASBP ASB Financial Corp. of OH	10.58	16.21	0.74	9.78	13.56	108.18	11.69	108.18	14.30	0.48	4.54	64.86	139	10.81	0.76	0.86	8.23	0.82	7.81		
CAFI Camco Fin Corp of Cambridge OH	13.90	110.87	0.97	11.93	12.99	116.51	10.06	120.24	14.33	0.50	3.60	51.55	1,102	8.63	NA	0.82	10.19	0.74	9.24		
CF Charter One Fin., Inc. of OH	34.64	7771.14	1.90	13.05	15.53	265.44	20.36	301.48	18.23	0.80	2.31	42.11	38,174	7.67	0.64	1.41	18.63	1.21	15.87		
CIBI Community Inv. Bncp, Inc of OH	11.00	12.38	1.08	10.73	10.38	102.52	10.91	102.52	10.19	0.30	2.73	27.78	113	10.64	0.56	1.03	10.21	1.05	10.40		
FFDF FFD Financial Corp of Dover OH	12.00	14.93	0.89	13.20	11.76	90.91	11.00	90.91	13.48	0.38	3.17	42.70	136	12.10	NA	0.96	7.69	0.84	6.71		
FDEF First Defiance Fin. Corp of OH	17.20	117.89	1.01	16.20	8.64	106.17	10.41	120.53	17.03	0.52	3.02	51.49	1,133	9.80	0.32	1.27	13.02	0.64	6.61		
FFBZ First Federal Bncrp, Inc of OH	7.00	22.13	0.73	6.51	8.43	107.53	9.64	107.69	9.59	0.20	2.86	27.40	229	8.97	0.24	1.12	13.47	0.99	11.85		
FFHS First Franklin Corp. of OH	13.50	21.79	0.56	13.76	19.01	98.11	7.79	98.18	24.11	0.30	2.22	53.57	280	7.94	0.43	0.41	5.21	0.33	4.11		
FNFI First Niles Fin., Inc. of OH	14.00	21.22	0.42	11.85	25.93	118.14	22.08	118.14	NM	0.52	3.71	NM	96	18.69	1.52	0.92	4.44	0.71	3.46		
FPFC First Place Fin. Corp. of OH	16.84	240.61	0.96	13.01	14.52	129.44	14.86	145.55	17.54	0.50	2.97	52.08	1,619	11.48	0.86	1.04	8.69	0.86	7.19		
GCFC Grand Central Fin. Corp. of OH	11.00	19.16	0.38	10.42	NM	105.57	15.85	105.57	28.95	0.36	3.27	NM	121	15.01	0.81	0.41	3.00	0.50	3.67		
HCFC Home City Fin. Corp. of OH	11.60	9.09	0.65	14.89	11.49	77.90	6.29	80.50	17.85	0.44	3.79	67.69	145	8.07	1.03	0.58	6.72	0.38	4.32		
HLFC Home Loan Financial Corp of OH	11.50	19.03	0.87	11.89	12.92	96.72	14.91	96.72	13.22	0.48	4.17	55.17	128	15.42	0.73	1.19	7.42	1.16	7.25		
METF Metropolitan Fin. Corp. of OH	4.05	32.92	-0.91	5.64	NM	71.81	2.09	75.98	NM	0.00	0.00	NM	1,578	2.90	1.90	-0.12	-4.12	-0.44	-15.64		
PVFC PVF Capital Corp. of OH	12.00	62.69	1.06	9.71	9.09	123.58	9.01	123.58	11.32	0.30	2.50	28.30	695	7.29	NA	1.00	14.36	0.80	11.53		
PCBI Peoples Community Bcrp. of OH	20.80	51.67	0.18	15.95	20.39	130.41	11.37	140.54	NM	0.00	0.00	0.00	455	8.72	0.34	0.65	6.71	0.11	1.18		
PSFC Peoples Sidney Fin. Corp of OH	11.11	16.45	0.43	11.50	23.15	96.61	11.99	96.61	25.84	0.36	3.24	NM	137	12.41	1.13	0.53	4.15	0.47	3.71		
UCFC United Community Fin. of OH	8.02	286.06	0.35	7.34	18.23	109.26	14.71	121.33	22.91	0.30	3.74	NM	1,945	13.46	0.67	0.98	6.05	0.78	4.81		
WOFC Western Ohio Fin. Corp. of OH	20.10	36.10	0.94	23.43	19.51	85.79	10.83	85.79	21.38	1.00	4.98	NM	333	12.62	0.92	0.54	4.46	0.49	4.07		
WFI Winton Financial Corp. of OH	10.50	46.71	0.60	8.45	11.05	124.26	9.63	124.85	17.50	0.37	3.52	61.67	485	7.75	0.90	0.89	11.70	0.57	7.39		

Comparable Group

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 7
Public Market Pricing
Wayne Savings Bancshares, Inc. and the Comparables
As of April 19, 2002

		Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)				Financial Characteristics(6)					
		Price/ Share(1)	Market Value	Core 12-Mth EPS(2)	Book Value/ Share	P/E	P/B	P/A	P/TB	P/CORE	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	NPAs/ Assets	Reported ROA	Reported ROE	Core ROA	Core ROE
		($)	($Mil)	($)	($)	(X)	(%)	(%)	(%)	(X)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)
ASBI	Ameriana Bancorp of IN	14.70	46.26	0.95	13.63	13.87	107.85	9.05	111.96	15.47	0.64	4.35	67.37	511	8.39	0.65	0.63	7.91	0.57	7.09
FFWC	FFW Corporation of Wabash IN	15.55	21.46	1.41	16.08	10.23	96.70	9.36	101.90	11.03	0.56	3.60	39.72	229	9.68	NA	0.91	9.60	0.85	8.91
FCAP	First Capital, Inc. of IN	16.70	42.52	1.15	13.14	13.92	127.09	15.37	127.48	14.52	0.52	3.11	45.22	277	12.10	0.26	1.18	9.58	1.13	9.18
FFBZ	First Federal Bncrp, Inc of OH	7.00	22.13	0.73	6.51	8.43	107.53	9.64	107.69	9.59	0.20	2.86	27.40	229	8.97	0.24	1.12	13.47	0.99	11.85
LNCB	Lincoln Bancorp of IN	18.40	94.85	0.70	16.73	23.29	109.98	19.25	113.09	26.29	0.40	2.17	57.14	493	17.51	0.34	0.81	4.61	0.72	4.09
MFBC	MFB Corp. of Mishawaka IN	22.75	30.49	1.51	26.13	10.34	87.06	7.38	87.06	15.07	0.42	1.85	27.81	413	8.48	0.66	0.72	8.72	0.49	5.99
NEIB	Northeast Indiana Bncrp of IN	14.40	22.33	1.19	16.94	11.34	85.01	9.37	85.01	12.10	0.48	3.33	40.34	238	11.02	NA	0.82	7.41	0.77	6.94
PFDC	Peoples Bancorp of Auburn IN	17.50	61.18	1.34	16.73	12.50	104.60	12.45	110.62	13.06	0.60	3.43	44.78	491	11.90	NA	1.02	8.48	0.98	8.12
SFBI	Security Financial Bcrp of IN	19.60	37.63	0.60	19.30	NM	101.55	18.91	101.55	NM	0.00	0.00	0.00	199	18.62	NA	0.52	2.81	0.57	3.07
WOFC	Western Ohio Fin. Corp. of OH	20.10	36.10	0.94	23.43	19.51	85.79	10.83	85.79	21.38	1.00	4.98	NM	333	12.62	0.92	0.54	4.46	0.49	4.07

(1) Average of high/low or bid/ask price per share.
(2) EPS (core basis) is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

the previously referenced valuation adjustments, the nature of the calculation of the pro forma P/B and P/TB ratios which generally mathematically results in a discounted ratio to book value and tangible book value, the Holding Company's comparatively lower pro forma core ROE and the Holding Company's resulting reported and core P/E multiples.

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent standard conversion and second-step offering pricing characteristics at closing and in the aftermarket. As indicated in the original appraisal and first update, the pricing characteristics of recent conversion and second-step offerings are not the primary determinate of value. Consistent with the original appraisal and first update, particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals). The two standard conversion offerings completed within the past three months closed at an average P/TB ratio 63.7 percent and appreciated 22.5 percent during the first week of trading.

The one recently completed second-step conversion offering closed at a price/tangible book ratio of 96.6 percent and its trading price increased 15.5 percent during its first week of trading as a fully converted company. In comparison, the Holding Company's P/TB ratio of 92.3 percent at the midpoint value reflects an implied discount of 4.5 percent relative to the closing ratio of the recent second-step conversion offering. In comparison to the current aftermarket P/TB ratio of the recent second-step conversion (106.95 percent), the Holding Company's P/TB ratio at the midpoint value reflects an implied discount of 14.2 percent.

3. P/A Approach. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings -- which have received greater weight in our valuation analysis. At the $39.0 million midpoint value, Wayne Bancshares' pro forma P/A ratio equaled 11.18 percent. In comparison to the Peer Group's average P/A ratio of 12.16 percent, Wayne Bancshares' P/A ratio indicated a discount of 8.1 percent (versus a discount of 9.0 percent at the midpoint valuation in the first update).

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of April 19, 2002, the estimated aggregate pro forma market value of the Holding Company, inclusive of the sale of the MHC's ownership interest to the public shareholders was $38,987,840 at the midpoint. Based on this valuation and the approximate 52.58 ownership interest to be sold in the public offering, the midpoint value of the Holding Company's stock offering was $20,500,000, equal to 2,050,000 shares at a per share value of $10.00. Pursuant to conversion guidelines, the 15 percent offering range indicates a minimum value of $17,425,000 and a maximum value of $23,575,000. Based on the $10.00 per share offering price, this valuation range equates to an offering of 1,742,500 shares at the minimum and 2,357,500 shares at the maximum. In the event the appraised value is subject to an increase, the offering range may be increased up to a supermaximum value of $27,111,250 without requiring a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in an offering of 2,711,125 shares. The pro forma valuation calculations relative to the Peer Group are shown in Table 7 and are detailed in Exhibit 3 and Exhibit 4.

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange their shares of the Holding Company's common stock for newly issued shares of Wayne Bancshares stock as a fully converted company. The Board of Directors of the MHC has independently established a formula to determine the exchange ratio. The formula has been designed to preserve the current aggregate percentage ownership in Wayne Bancshares equal to 47.42 percent as of December 31, 2001. Pursuant to this formula, the exchange ratio to be received by the existing minority shareholders of Wayne Bancshares will be determined at the end of the offering based on the total number of shares sold in the Subscription and Community offerings. As shown in Table 7, the exchange ratio for the minority shareholders would be 1.2901 shares, 1.5177 shares, 1.7454 shares and 2.0072 shares at the minimum, midpoint, maximum and supermaximum of the offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly issued Holding Company shares for the shares held by the minority stockholders or on the proposed exchange ratio.

Respectfully submitted,

RP FINANCIAL, LC.



William E. Pommerening
Chief Executive Officer



Gregory E. Dunn
Senior Vice President

EXHIBITS

LIST OF EXHIBITS

EXHIBIT 1

Stock Prices
As of April 19, 2002

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1
Weekly Thrift Market Line - Part One
Prices As Of April 19, 2002

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. SAIF-Insured Thrifts(no MHC)														
SAIF-Insured Thrifts(191)	18.55	11,627	306.3	19.36	13.02	18.37	1.17	35.68	15.75	1.29	1.10	15.38	14.60	167.58
NYSE Traded Companies(11)	30.52	95,784	2,984.7	32.92	19.59	30.09	1.76	41.40	29.33	2.25	1.66	15.66	14.06	251.02
AMEX Traded Companies(17)	21.00	3,695	82.1	21.39	14.45	20.66	1.57	40.14	19.05	1.41	1.20	18.59	17.88	200.65
NASDAQ Listed OTC Companies(163)	17.43	6,525	140.8	18.17	12.40	17.29	1.08	34.78	14.42	1.21	1.05	15.01	14.28	158.03
California Companies(13)	33.94	37,024	1,728.3	36.31	21.29	33.26	2.89	44.90	25.32	2.78	2.51	20.89	20.33	292.62
Florida Companies(8)	16.15	25,599	351.8	16.78	10.15	16.42	-1.17	57.92	26.96	0.70	0.58	10.72	10.44	118.66
Mid-Atlantic Companies(38)	18.70	18,314	364.5	19.31	12.81	18.62	0.63	44.49	18.94	1.20	1.12	14.06	13.22	177.34
Mid-West Companies(88)	16.78	7,261	178.7	17.50	12.16	16.60	1.12	31.47	12.54	1.17	0.93	15.39	14.65	151.74
New England Companies(7)	29.43	10,384	364.3	29.97	19.70	29.04	1.68	44.23	22.08	2.05	1.69	21.12	18.63	256.40
North-West Companies(9)	17.54	11,478	257.4	18.08	12.89	17.56	0.08	32.90	13.81	1.27	1.04	15.52	14.14	144.60
South-East Companies(21)	15.27	3,346	52.8	15.74	11.17	14.90	2.94	24.67	13.42	1.03	0.86	14.28	13.93	134.48
South-West Companies(4)	20.13	2,558	64.5	22.70	15.08	20.27	0.74	33.99	16.45	2.03	1.98	16.29	15.04	238.28
Western Companies (Excl CA)(3)	15.49	2,740	37.8	17.42	11.99	15.75	-0.33	28.50	13.30	1.10	1.13	15.02	14.91	176.31
Thrift Strategy(176)	18.14	7,289	205.5	18.91	12.84	17.96	1.17	34.52	14.73	1.26	1.08	15.48	14.82	162.86
Mortgage Banker Strategy(9)	24.11	47,438	814.7	25.52	15.72	24.46	-1.10	55.55	24.21	1.68	1.32	15.88	13.04	240.61
Real Estate Strategy(2)	11.25	4,837	54.7	12.60	8.54	10.90	3.23	30.14	10.51	1.14	0.83	9.08	9.06	121.05
Diversified Strategy(4)	26.76	116,639	3,521.0	27.68	16.86	25.61	5.20	42.23	41.97	1.64	1.29	13.55	11.95	224.61
Companies Issuing Dividends(163)	18.76	12,137	332.7	19.57	13.31	18.58	1.17	33.80	14.91	1.31	1.13	15.49	14.67	165.69
Companies Without Dividends(28)	17.06	8,084	122.7	17.86	11.02	16.95	1.14	48.75	21.58	1.17	0.85	14.67	14.13	180.69
Equity/Assets <6%(16)	19.27	21,096	572.7	20.37	12.87	18.92	3.06	42.92	23.83	1.43	0.91	13.68	12.01	268.91
Equity/Assets 6-12%(129)	19.56	12,237	346.3	20.40	13.59	19.34	1.41	36.26	16.45	1.43	1.24	15.68	14.79	181.40
Equity/Assets >12%(46)	15.63	6,922	113.4	16.26	11.54	15.64	-0.08	31.78	11.26	0.87	0.78	15.17	14.95	97.88
Converted Last 3 Mths (no MHC)(1)	11.08	11,265	124.8	11.80	5.10	11.45	-3.23	113.90	31.28	0.28	0.42	10.36	10.36	62.01
Actively Traded Companies(15)	29.29	69,745	2,266.4	30.29	19.71	29.41	-0.23	38.93	24.31	2.12	2.00	15.77	13.47	224.02
Market Value Below $20 Million(43)	12.98	1,193	14.4	13.70	9.80	12.82	1.37	25.12	11.59	0.80	0.64	14.24	13.98	139.75
Holding Company Structure(188)	18.59	11,781	310.9	19.41	13.05	18.42	1.10	35.52	15.46	1.30	1.10	15.39	14.60	166.92
Assets Over $1 Billion(51)	24.98	35,474	1,011.3	26.29	16.45	24.96	0.33	42.86	22.25	1.78	1.47	15.29	13.66	208.18
Assets $500 Million-$1 Billion(36)	18.76	4,627	79.2	19.32	13.08	18.45	1.52	39.94	17.16	1.33	1.20	15.85	15.20	177.36
Assets $250-$500 Million(44)	16.94	2,770	42.4	17.49	12.07	16.59	2.42	38.82	14.98	1.18	0.99	15.51	14.85	165.44
Assets less than $250 Million(60)	13.99	1,444	18.5	14.71	10.68	13.89	0.76	24.53	9.82	0.93	0.79	15.11	14.90	127.91
Goodwill Companies(106)	19.29	16,269	397.8	20.28	13.33	19.13	1.06	36.16	17.31	1.32	1.12	15.16	13.77	176.57
Non-Goodwill Companies(84)	17.69	4,873	182.4	18.27	12.71	17.49	1.33	34.59	13.20	1.28	1.09	15.79	15.79	157.58
Acquirors of FSLIC Cases(7)	33.47	61,869	2,772.2	35.89	22.96	33.27	1.84	16.02	20.47	2.56	2.31	19.15	17.60	277.40

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of April 19, 2002

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. BIF-Insured Thrifts(no MHC)														
BIF-Insured Thrifts(33)	23.33	16,754	485.3	24.15	15.05	23.15	0.74	43.92	19.91	1.34	1.33	14.90	13.95	164.17
NYSE Traded Companies(2)	34.84	80,997	3,103.3	36.41	20.76	35.91	-4.73	48.04	30.95	-0.92	0.58	12.73	10.30	149.13
AMEX Traded Companies(4)	19.78	3,065	63.4	19.97	12.94	19.44	1.58	47.72	19.46	1.45	1.48	15.56	15.06	163.86
NASDAQ Listed OTC Companies(27)	22.99	13,919	348.8	23.85	14.94	22.74	1.04	43.02	19.13	1.50	1.37	14.96	14.06	165.38
California Companies(1)	30.25	5,859	177.2	31.80	15.90	29.10	3.95	62.20	44.32	3.10	3.10	23.54	23.53	257.43
Mid-Atlantic Companies(9)	26.92	43,898	1,363.0	28.00	16.76	27.06	-0.75	47.64	18.25	1.00	1.16	12.67	10.82	161.05
New England Companies(19)	23.36	6,274	154.1	24.07	15.46	22.97	1.87	44.07	20.48	1.49	1.43	16.18	15.43	173.69
North-West Companies(3)	15.50	6,381	96.4	15.90	10.26	15.77	-1.60	36.47	18.22	1.19	1.05	13.42	13.40	117.19
South-East Companies(1)	7.15	3,112	22.3	8.00	6.01	7.31	-2.19	11.72	5.15	0.29	0.29	7.61	7.61	68.70
Thrift Strategy(29)	23.65	15,244	468.7	24.45	15.14	23.39	1.10	44.49	20.14	1.30	1.34	15.60	14.60	166.78
Mortgage Banker Strategy(1)	22.39	85,154	1,906.6	22.49	15.62	22.16	1.04	34.47	27.94	1.28	1.30	6.53	6.52	100.29
Real Estate Strategy(1)	11.96	7,398	88.5	12.30	8.50	12.00	-0.33	33.63	26.56	0.96	0.89	5.75	5.75	62.80
Diversified Strategy(2)	25.03	8,374	204.6	26.70	16.88	25.82	-3.77	45.78	9.38	2.06	1.42	13.78	12.62	210.25
Companies Issuing Dividends(32)	23.11	17,106	495.2	23.90	15.03	22.95	0.64	43.33	19.12	1.28	1.28	14.62	13.64	161.16
Companies Without Dividends(1)	30.25	5,859	177.2	31.80	15.90	29.10	3.95	62.20	44.32	3.10	3.10	23.54	23.53	257.43
Equity/Assets <6%(4)	17.27	4,868	87.4	17.75	11.56	17.42	-0.47	45.21	17.22	1.41	1.04	10.98	10.70	206.85
Equity/Assets 6-12%(24)	24.83	19,840	592.9	25.75	15.82	24.57	1.05	46.12	21.27	1.37	1.42	15.05	13.90	169.67
Equity/Assets >12%(5)	19.79	9,073	207.2	20.31	13.46	19.77	0.02	32.60	14.98	1.13	1.10	16.49	16.15	112.17
Actively Traded Companies(8)	25.10	5,332	120.6	26.20	16.86	24.95	0.49	41.87	17.79	1.79	1.59	17.14	16.62	175.35
Market Value Below $20 Million(1)	14.42	1,352	19.5	14.80	10.20	14.00	3.00	31.09	3.30	1.00	1.06	10.75	10.65	130.42
Holding Company Structure(30)	23.33	18,340	531.9	24.19	14.95	23.16	0.65	44.58	20.96	1.27	1.27	14.72	13.71	159.19
Assets Over $1 Billion(14)	27.64	33,790	1,027.3	28.86	17.21	27.62	-0.05	47.85	22.30	1.26	1.38	14.68	12.99	159.26
Assets $500 Million-$1 Billion(7)	22.26	4,970	100.2	22.72	14.58	22.06	0.72	45.37	22.58	1.51	1.27	16.52	15.98	172.43
Assets $250-$500 Million(9)	19.66	2,862	47.5	20.23	13.31	19.33	1.62	40.16	17.42	1.47	1.46	14.81	14.49	182.16
Assets less than $250 Million(3)	15.52	1,793	21.5	15.93	10.74	14.99	2.17	32.22	9.16	1.00	0.93	12.31	12.28	119.86
Goodwill Companies(23)	25.10	21,110	628.7	26.10	15.96	24.99	0.51	47.39	19.85	1.40	1.42	15.32	14.00	179.31
Non-Goodwill Companies(10)	18.82	5,624	118.7	19.17	12.73	18.42	1.36	35.04	20.05	1.19	1.12	13.82	13.82	125.49

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of April 19, 2002

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
SAIF-Insured Thrifts(21)	18.68	12,638	91.0	19.68	10.90	18.67	0.49	74.84	23.10	0.55	0.58	10.72	10.05	89.93
BIF-Insured Thrifts(7)	22.56	33,666	400.3	23.22	13.56	22.13	1.84	61.96	23.02	0.89	0.73	11.94	10.95	111.95
AMEX Traded Companies(2)	12.65	6,429	44.6	12.75	7.85	12.06	5.52	60.32	19.05	0.43	0.38	9.90	9.90	55.30
NASDAQ Listed OTC Companies(26)	20.29	18,937	179.6	21.28	11.90	20.21	0.40	72.65	23.44	0.66	0.64	11.13	10.31	99.08
Mid-Atlantic Companies(18)	19.41	14,538	139.6	20.43	10.80	19.22	1.22	77.99	23.42	0.65	0.63	10.31	9.65	90.42
Mid-West Companies(5)	18.34	25,166	232.2	19.05	12.18	18.63	-1.17	41.53	15.14	0.65	0.86	12.08	10.99	105.53
New England Companies(3)	21.14	36,090	367.4	22.01	15.33	20.92	1.52	39.92	21.85	0.87	0.49	13.81	12.87	133.65
South-East Companies(2)	22.70	12,016	71.7	23.24	12.66	22.48	0.96	112.55	37.46	0.28	0.25	11.83	11.26	77.10
Thrift Strategy(27)	19.37	15,995	147.2	20.25	11.16	19.24	0.87	73.94	23.08	0.61	0.62	10.84	10.14	91.18
Diversified Strategy(1)	26.13	61,600	654.6	27.82	20.66	26.22	-0.34	18.34	22.91	1.23	0.56	15.20	13.32	193.31
Companies Issuing Dividends(25)	19.61	18,327	178.6	20.63	11.46	19.52	0.75	67.71	20.04	0.67	0.67	10.83	9.98	99.79
Companies Without Dividends(3)	19.90	14,873	96.3	20.09	12.26	19.64	1.36	99.00	44.36	0.37	0.31	12.34	12.34	64.89
Equity/Assets 6-12%(16)	20.49	26,024	256.8	21.60	12.11	20.41	0.40	65.72	19.73	0.72	0.71	10.87	9.73	113.77
Equity/Assets >12%(12)	18.48	6,514	44.5	19.12	10.79	18.30	1.41	79.88	27.76	0.52	0.49	11.24	11.03	69.75
Market Value Below $20 Million(1)	9.15	2,277	8.8	9.30	5.69	8.50	7.65	59.13	17.31	0.35	0.33	7.39	7.39	36.62
Holding Company Structure(24)	19.54	16,597	158.4	20.50	11.08	19.40	0.97	72.65	20.82	0.67	0.65	10.71	9.99	92.79
Assets Over $1 Billion(8)	22.21	49,208	490.9	23.02	14.37	22.25	-0.57	55.07	27.42	0.93	0.81	11.66	10.36	118.06
Assets $500 Million-$1 Billion(4)	22.21	10,803	81.2	23.27	12.65	22.11	0.78	92.65	27.30	0.66	0.60	12.94	12.20	89.23
Assets $250-$500 Million(8)	20.47	4,179	29.3	21.66	10.38	20.24	1.66	95.05	25.01	0.48	0.48	10.06	9.51	94.94
Assets less than $250 Million(8)	14.93	2,392	14.8	15.63	9.14	14.74	1.52	56.07	14.67	0.46	0.57	10.12	9.74	76.77
Goodwill Companies(11)	18.29	17,889	139.2	19.20	11.10	18.35	-0.21	59.90	17.68	0.72	0.71	11.05	9.25	114.65
Non-Goodwill Companies(16)	21.07	18,183	196.5	22.04	11.77	20.81	1.71	82.45	25.31	0.59	0.57	11.02	11.02	82.37
MHC Institutions(28)	19.65	17,895	168.4	20.57	11.56	19.53	0.82	71.62	23.08	0.64	0.62	11.02	10.27	95.43
MHC Converted Last 3 Months(1)	14.80	14,217	94.7	15.10	13.50	14.85	-0.34	48.00	48.00	0.47	0.47	10.85	10.85	73.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of April 19, 2002

	Financial Institution	Market Capitalization: Price/Share(1) ($)	Shares Outstanding (000)	Market Capitalization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/Share ($)	Tangible Book Value/Share(4) ($)	Assets/Share ($)
NYSE Traded Companies															
BBX	BankAtlantic Bancorp of FL	12.58	58,079	730.6	13.01	6.25	12.69	-0.87	93.84	37.04	0.58	0.60	7.53	6.84	80.13
CF	Charter One Fin., Inc. of OH	34.64	224,340	7,771.1	35.40	23.40	35.09	-1.28	31.01	27.59	2.23	1.90	13.05	11.49	170.16
CFB	Commercial Federal Corp. of NE	28.40	45,975	1,305.7	28.90	21.10	28.32	0.28	29.33	20.85	2.12	2.06	15.98	11.82	280.62
DSL	Downey Financial Corp. of CA	52.10	28,213	1,469.9	60.10	32.62	51.74	0.70	20.02	26.30	4.26	3.71	26.01	25.90	393.61
FED	FirstFed Financial Corp. of CA	27.66	17,251	477.2	36.60	21.41	27.80	-0.50	-9.01	7.92	2.92	2.89	18.88	18.14	273.97
FBC	Flagstar Bancorp, Inc of MI	26.03	19,140	498.2	27.00	13.50	26.17	-0.53	76.59	29.31	2.94	-1.99	13.57	13.57	319.08
GSB	Golden State Bancorp of CA	33.05	135,949	4,493.1	35.43	23.50	33.60	-1.64	11.39	26.39	3.02	2.66	18.93	14.21	416.12
GDW	Golden West Fin. Corp. of CA	67.29	155,012	10,430.8	70.90	45.02	67.19	0.15	8.71	14.34	5.23	5.08	27.55	27.55	376.68
GPT	GreenPoint Fin. Corp. of NY*	49.57	100,119	4,962.9	50.10	30.23	49.67	-0.20	42.40	38.66	-2.95	1.02	16.61	12.64	202.34
OCN	Ocwen Financial Corp. of FL	9.99	67,152	670.8	10.44	5.00	9.99	0.00	71.94	56.58	-0.24	-0.90	7.13	6.99	30.81
SOV	Sovereign Bancorp, Inc. of PA	14.56	263,400	3,835.1	14.93	8.13	14.65	-0.61	66.97	18.95	0.16	0.78	8.53	3.07	138.71
SIB	Staten Island Bancorp of NY*	20.10	61,875	1,243.7	22.72	11.28	22.15	-9.26	53.67	23.24	1.12	0.14	8.84	7.95	95.92
WES	Westcorp of Irvine CA	29.37	39,114	1,148.8	29.44	15.53	23.74	23.72	54.58	57.31	1.56	1.50	15.10	15.09	281.34
AMEX Traded Companies															
ANA	Acadiana Bancshares, Inc of LA	26.25	1,184	31.1	26.25	19.10	25.01	4.96	37.43	13.15	1.96	1.59	22.65	22.65	266.47
ANE	Alliance Bncp of New Eng of CT*	14.50	2,339	33.9	14.51	9.00	14.30	1.40	59.34	20.83	1.27	1.55	9.44	9.43	164.41
BYS	Bay State Bancorp, Inc. of MA	43.65	1,649	72.0	43.65	29.23	42.20	3.44	50.36	19.43	2.96	2.94	31.98	31.98	320.14
BHL	Berkshire Hills Bancorp of MA*	24.60	6,425	158.1	25.10	16.50	24.80	-0.81	32.05	21.48	1.39	1.58	21.68	20.03	160.59
BFD	BostonFed Bancorp, Inc. of MA	28.00	4,483	125.5	28.35	20.40	27.50	1.82	27.21	16.18	2.17	0.42	20.98	16.99	330.46
CNY	Carver Bancorp, Inc. of NY	11.95	2,296	27.4	12.09	8.15	11.96	-0.08	35.18	32.78	1.20	1.35	14.32	14.12	195.76
EFC	EFC Bancorp, Inc of Elgin IL	15.00	4,607	69.1	15.00	10.50	14.85	1.01	41.51	8.30	1.01	0.98	14.90	14.90	146.18
FCB	Falmouth Bancorp, Inc. of MA*	25.00	916	22.9	25.00	16.00	23.65	5.71	53.85	19.05	1.70	1.43	18.57	18.57	160.45
FAB	FirstFed America Bancorp of MA	24.95	6,220	155.2	26.79	15.50	26.40	-5.49	55.94	43.80	1.98	1.57	19.50	19.33	273.11
GAF	GA Financial Corp., Inc. of PA	17.50	5,410	94.7	17.86	14.25	17.50	0.00	19.05	4.48	0.95	0.93	17.92	17.85	159.67
GOV	Gouverneur Bcp MHC of NY(42.4)	9.15	2,277	8.8	9.30	5.69	8.50	7.65	59.13	17.31	0.35	0.33	7.39	7.39	36.62
KNK	Kankakee Bancorp, Inc. of IL	39.00	1,216	47.4	39.40	23.00	38.80	0.52	65.96	33.11	2.68	2.28	33.87	30.23	403.19
KYF	Kentucky First Bancorp of KY	13.00	927	12.1	13.22	11.14	13.10	-0.76	17.01	0.39	0.85	0.85	13.53	13.53	85.04
NBN	Northeast Bancorp of Auburn ME*	15.00	2,578	38.7	15.25	10.25	15.00	0.00	45.63	16.46	1.42	1.34	12.54	12.22	169.97
NEP	Northeast PA Fin. Corp of PA	16.10	4,776	76.9	17.70	12.12	16.50	-2.42	31.21	-4.73	1.00	0.90	15.54	12.99	171.43
PFB	PFF Bancorp, Inc. of Pomona CA	33.95	13,059	443.4	34.20	20.35	33.20	2.26	64.25	23.01	2.54	2.55	21.67	21.57	225.02
SZB	SouthFirst Bancshares of AL	12.05	870	10.5	12.20	9.30	11.30	6.64	5.70	24.23	-0.58	-0.49	16.16	15.53	172.72
SRN	Southern Banc Company of AL	11.30	1,006	11.4	11.75	9.83	11.30	0.00	11.88	0.44	0.52	0.50	17.50	17.46	102.39
TSH	Teche Hlding Cp of Franklin LA	25.00	2,373	59.3	25.50	16.70	23.80	5.04	51.52	26.26	2.09	2.07	22.01	22.01	211.03
WSB	Washington SB, FSB of Bowie MD	7.84	4,570	35.8	8.00	3.43	7.70	1.82	101.03	53.42	0.54	0.34	6.30	6.30	60.73
WFD	Westfield Finl MHC of MA (47.)*	16.15	10,580	80.3	16.20	10.00	15.62	3.39	61.50	20.79	0.50	0.42	12.41	12.41	73.98
WFI	Winton Financial Corp. of OH	10.50	4,449	46.7	10.70	8.20	10.15	3.45	25.00	12.90	0.95	0.60	8.45	8.41	108.98
WRO	Woronoco Bancorp, Inc of MA	20.90	3,715	77.6	20.90	14.40	20.00	4.50	42.18	16.76	1.14	0.99	18.69	18.18	178.75
NASDAQ Listed OTC Companies															
AMFC	AMB Fin. Corp. of Munster IN	11.25	861	9.7	11.25	7.95	10.80	4.17	5.73	25.00	1.05	0.90	13.61	13.61	164.52
ASBP	ASB Financial Corp. of OH	10.58	1,532	16.2	10.98	8.75	10.27	3.02	17.56	5.59	0.78	0.74	9.78	9.78	90.49
ABBK	Abington Bancorp of MA*	18.75	3,118	58.5	18.75	12.84	18.00	4.17	32.98	23.84	1.09	0.85	12.56	11.83	246.99
AABC	Access Anytime Bancorp of NM	9.24	1,462	13.5	9.49	6.31	9.00	2.67	43.93	15.50	0.94	0.76	9.24	7.96	120.08
AFBC	Advance Fin. Bancorp of WV	16.70	932	15.6	16.89	11.05	16.85	-0.89	51.13	23.70	1.56	1.19	18.54	18.54	213.85
ALLB	Alliance Bank MHC of PA (20.0)	28.90	3,441	19.9	32.60	10.80	28.40	1.76	166.11	5.67	0.68	0.68	10.07	10.07	109.60
ASBI	Ameriana Bancorp of IN	14.70	3,147	46.3	16.00	10.52	14.85	-1.01	28.95	9.70	1.06	0.95	13.63	13.13	162.50
AMFH	American Fin. Holdings of CT*	29.53	20,613	608.7	29.84	20.21	29.12	1.41	41.36	16.21	1.39	1.18	19.16	19.16	92.20
ABCW	Anchor BanCorp Wisconsin of WI	21.50	24,846	534.2	22.00	13.20	21.85	-1.60	60.09	21.20	1.28	1.08	10.45	9.65	144.07
ASFC	Astoria Financial Corp. of NY	31.48	90,074	2,835.5	31.83	24.43	31.55	-0.22	12.75	18.97	2.39	2.40	16.44	14.40	249.74
BCSB	BCSB Bankcorp MHC of MD (36.0)	13.45	5,867	28.4	13.70	8.30	12.50	7.60	58.24	45.41	0.03	0.02	7.21	7.21	70.11

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I (continued)
Weekly Thrift Market Line - Part One
Prices As Of April 19, 2002

	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
BKMU Bank Mutual Cp MHC of WI(49.6)	18.97	22,301	209.0	19.40	10.70	18.50	2.54	74.04	24.15	0.91	0.79	13.61	10.97	130.09
BKUNA BankUnited Fin. Corp. of FL	14.76	25,096	370.4	15.95	10.36	15.19	-2.83	41.92	-0.61	0.86	0.73	11.92	10.79	220.21
BFSB Bedford Bancshares, Inc. of VA	16.55	2,009	33.2	16.55	9.50	14.50	14.14	64.68	21.25	1.22	1.22	11.41	11.41	109.17
BFFC Big Foot Financial Corp. of IL	18.02	1,509	27.2	18.02	12.90	17.85	0.95	27.35	14.05	0.71	0.86	18.64	18.64	150.88
BRBI Blue River Bancshares of IN	4.75	1,550	7.4	5.50	3.31	4.95	-4.04	23.06	13.64	-0.57	-0.56	9.12	7.52	97.89
BYFC Broadway Financial Corp. of CA	12.80	911	11.7	13.10	8.25	12.50	2.40	55.15	1.99	0.72	0.72	15.45	15.45	196.38
BRKL Brookline Bncp MHC of MA(43.4)(8)*	23.77	26,797	280.5	24.66	12.80	24.41	-2.62	70.39	44.59	0.72	0.82	10.66	10.66	41.08
CBES CBES Bancorp, Inc. of MO	13.60	876	11.9	14.80	12.00	13.50	0.74	13.33	-1.45	-0.73	-1.00	16.62	16.62	145.39
CITZ CFS Bancorp, Inc of Munster IN	14.90	13,626	203.0	15.42	10.88	14.95	-0.33	33.63	3.83	0.82	0.89	12.57	12.57	117.73
CKFB CKF Bancorp of Danville KY	18.90	693	13.1	18.98	12.25	18.90	0.00	54.29	27.88	1.53	1.53	18.76	17.18	200.73
CAFI Camco Fin Corp of Cambridge OH	13.90	7,976	110.9	15.15	10.00	14.40	-3.47	31.13	9.45	1.07	0.97	11.93	11.56	138.17
CFFN Capitol Fd Fn MHC of KS (35.1)	24.70	74,581	696.8	25.86	15.48	25.62	-3.59	54.66	18.52	1.06	1.06	12.68	12.68	116.72
CAVB Cavalry Bancorp, Inc. of TN	13.15	7,080	93.1	13.25	9.75	13.00	1.15	11.91	14.75	0.28	0.28	6.89	6.89	61.14
CEBK Central Bncrp of Somerville MA*	27.25	1,651	45.0	29.75	17.73	26.75	1.87	52.49	3.26	1.58	1.43	23.57	22.18	262.17
CHFN Charter Fincl MHC of GA (20.0)	28.75	19,822	114.0	28.97	13.27	28.46	1.02	187.50	64.29	0.15	0.03	13.77	13.77	47.70
CFSL Chesterfield Financial of IL	17.65	4,174	73.7	17.94	13.10	17.65	0.00	76.50	7.95	0.67	0.67	18.31	18.31	86.94
CTZN Citizens First Bancorp of MI	19.90	9,050	180.1	19.92	12.50	19.38	2.68	43.17	26.75	0.50	1.15	16.55	16.55	101.89
CFSB Citizens First Fin Corp. of IL	17.99	1,515	27.3	19.55	13.72	17.60	2.22	28.50	1.64	1.37	1.08	20.40	20.40	224.80
CBSA Coastal Bancorp of Houston TX	31.27	5,849	182.9	40.00	26.00	34.05	-8.16	13.50	8.20	3.31	3.31	22.27	18.53	445.23
CFCP Coastal Fin. Corp. of SC	9.65	10,616	102.4	10.25	7.14	9.25	4.32	10.54	0.63	0.90	0.84	5.42	5.42	72.24
CMSB Commonwealth Bancorp Inc of PA	26.19	10,045	263.1	26.25	16.45	25.65	2.11	45.50	18.24	1.33	1.42	14.46	12.05	172.38
CFFC Community Fin. Corp. of VA	11.25	2,258	25.4	11.50	9.63	11.13	1.08	16.82	6.13	1.16	1.09	11.67	11.64	113.93
CIBI Community Inv. Bncp, Inc of OH	11.00	1,125	12.4	12.97	8.85	11.00	0.00	30.95	10.00	1.06	1.08	10.73	10.73	100.81
SBMC Connecticut Bancshares of CT*	30.65	11,236	344.4	31.04	20.06	30.51	0.46	49.73	18.57	1.14	1.46	20.95	18.02	217.73
COOP Cooperative Bancshares of NC	13.75	2,835	39.0	14.25	9.50	12.74	7.93	25.57	27.31	1.02	0.99	11.86	11.86	161.59
CRZY Crazy Woman Creek Bncorp of WY	14.00	789	11.0	18.50	12.00	15.00	-6.67	7.69	4.87	0.22	0.23	17.09	16.76	89.23
DCOM Dime Community Bancshars of NY*	33.88	17,253	584.5	34.15	18.07	32.48	4.31	84.93	20.74	1.81	1.81	14.18	10.80	161.65
DFBS Dutchfork Bancshares Inc of SC	25.01	1,246	31.2	25.10	16.50	25.01	0.00	51.58	21.70	2.88	0.93	26.30	26.30	196.31
ESBF ESB Financial Corp. of PA	11.24	7,320	82.3	13.55	9.11	12.08	-6.95	2.93	8.60	0.99	0.97	10.92	9.82	172.47
EBSI Eagle Bancshares of Tucker GA(8)	25.75	5,677	146.2	25.94	12.38	25.70	0.19	98.08	71.78	0.32	0.51	14.76	14.76	202.36
ESBK Elmira Svgs Bank, FSB of NY*	26.20	880	23.1	27.00	18.68	27.00	-2.96	31.00	1.55	2.58	2.29	22.59	21.71	317.80
EFBC Empire Federal Bancorp of MT	15.00	1,508	22.6	15.49	13.25	14.77	1.56	13.21	1.69	0.75	0.60	19.26	19.26	98.53
EQSB Equitable Bank of Wheaton MD	28.05	1,313	36.8	28.30	20.70	28.09	-0.14	35.51	10.00	2.14	1.92	21.34	21.34	358.61
EVRT Evertrust Fin. Grp, Inc. of WA*	18.20	5,322	96.9	19.25	11.60	18.40	-1.09	37.25	19.74	1.02	1.01	17.71	17.71	121.57
FFDF FFD Financial Corp of Dover OH	12.00	1,244	14.9	12.95	8.50	12.00	0.00	41.18	0.00	1.02	0.89	13.20	13.20	109.05
FFLC FFLC Bancorp of Leesburg FL	28.00	3,572	100.0	28.35	18.50	28.35	-1.23	49.73	34.94	1.76	1.76	17.98	17.98	230.96
FFWC FFW Corporation of Wabash IN	15.55	1,380	21.5	15.55	12.00	15.00	3.67	24.40	16.92	1.52	1.41	16.08	15.26	166.15
FMCO FMS Fin Corp. of Burlington NJ	10.85	6,718	72.9	11.70	7.00	11.00	-1.36	55.00	21.50	0.81	0.76	7.77	7.77	143.87
FFHH FSF Financial Corp. of MN	20.65	2,156	44.5	20.65	14.20	19.60	5.36	45.42	17.00	2.04	0.98	19.68	17.16	242.38
FDTR Federal Trust Corp of FL	4.30	5,409	23.3	4.55	2.20	4.25	1.18	72.00	23.21	0.23	0.13	3.43	3.43	56.94
FBCI Fidelity Bancorp of Chicago IL	21.10	3,081	65.0	21.35	14.23	19.15	10.18	47.86	14.12	1.96	1.64	15.90	15.90	219.66
FSBI Fidelity Bancorp, Inc. of PA	20.25	1,985	40.2	20.25	13.62	19.91	1.71	47.27	25.00	1.86	1.68	17.69	16.77	282.62
FFFL Fidelity Bankshares, Inc of FL	20.20	15,790	319.0	20.99	10.76	20.93	-3.49	74.29	26.49	0.39	0.40	11.22	11.07	133.87
FFED Fidelity Fed. Bancorp of IN(8)	2.60	5,987	15.6	4.25	1.53	2.75	-5.45	38.30	6.56	0.04	-0.15	1.99	1.83	26.67
FLBC Finger Lakes Bancorp Inc of NY	12.50	3,174	39.7	13.02	7.90	12.64	-1.11	57.23	17.37	0.57	0.44	10.99	10.99	102.71
FBTC First BancTrust Corp of IL	16.00	1,521	24.3	16.15	11.20	16.15	-0.93	41.34	6.67	1.14	0.80	18.64	18.64	125.84
FBEI First Bancorp of Indiana of IN	14.00	1,797	25.2	16.05	12.25	14.07	-0.50	0.00	5.90	0.68	0.51	17.56	16.30	101.95
FBSI First Bancshares, Inc. of MO	13.65	1,742	23.8	14.45	10.00	13.65	0.00	37.88	14.13	1.03	1.03	14.57	14.20	139.34
FBBC First Bell Bancorp, Inc. of PA	16.90	4,758	80.4	17.00	13.26	15.86	6.56	19.86	21.15	1.34	1.28	13.96	13.96	179.74
FCAP First Capital, Inc. of IN	16.70	2,546	42.5	16.70	10.50	16.00	4.37	59.05	15.97	1.20	1.15	13.14	13.10	108.62
FDEF First Defiance Fin. Corp of OH	17.20	6,854	117.9	18.00	12.79	17.25	-0.29	17.81	13.16	1.99	1.01	16.20	14.27	165.25
FESX First Essex Bancorp, Inc of MA*	31.50	7,601	239.4	33.40	20.90	31.68	-0.57	48.24	11.78	2.24	2.12	16.62	14.40	211.35
FFBH First Fed. Bancshares of AR	24.55	3,051	74.9	24.75	19.15	24.53	0.08	27.53	6.74	1.79	1.63	23.29	23.29	222.96
FTFC First Fed. Capital Corp. of WI	20.02	20,034	401.1	20.05	13.16	19.25	4.00	44.55	27.52	1.41	0.61	9.52	8.29	134.53
FFKY First Fed. Fin. Corp. of KY	22.89	3,758	86.0	22.99	14.10	22.50	1.73	62.34	36.58	1.78	1.78	15.15	12.81	162.45

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of April 19, 2002

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
		Price/ Share(1) ($)	Shares Outstanding (000)	Market Capitalization(9) ($Mil)	52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
FFBI	First Federal Bancshares of IL	16.63	2,108	35.1	17.43	14.80	16.88	-1.48	11.61	1.09	0.88	0.81	20.73	20.73	114.88
FFSX	First Federal Bankshares of IA	12.95	4,264	55.2	13.50	10.10	12.80	1.17	28.22	4.86	0.68	0.28	16.75	12.32	152.82
FFBZ	First Federal Bncrp, Inc of OH	7.00	3,161	22.1	8.34	5.25	8.25	-15.15	33.33	16.67	0.83	0.73	6.51	6.50	72.58
FFCH	First Fin. Holdings Inc. of SC	28.40	13,418	381.1	29.90	18.76	29.05	-2.24	41.29	17.50	1.83	1.65	11.99	11.20	173.11
FFHS	First Franklin Corp. of OH	13.50	1,614	21.8	14.00	9.25	12.75	5.88	45.95	31.71	0.71	0.56	13.76	13.75	173.29
FGHC	First Georgia Hold., Inc of GA	3.70	7,720	28.6	6.24	1.86	3.45	7.25	-7.50	-7.50	0.23	0.23	2.59	2.53	31.19
FFSL	First Independence Corp. of KS	15.75	940	14.8	16.00	12.50	15.50	1.61	22.57	12.42	2.36	1.63	15.47	15.47	161.17
FKAN	First Kansas Fin. Corp. of KS	13.95	1,026	14.3	15.25	13.25	13.95	0.00	1.09	-2.45	0.62	0.70	16.77	16.72	148.80
FKFS	First Keystone Fin., Inc of PA	17.85	2,041	36.4	17.85	11.90	17.40	2.59	49.37	27.50	1.23	1.19	14.81	14.81	246.07
CASH	First Midwest Fin., Inc. of IA	13.53	2,460	33.3	14.40	11.40	13.52	0.07	12.75	0.07	0.71	0.72	17.52	16.14	223.95
FMSB	First Mutual Bncshrs Inc of WA*	15.10	5,199	78.5	15.10	10.00	15.78	-4.31	38.41	23.06	1.46	1.12	11.00	11.00	143.54
FNFG	First Niagara MHC of NY (38.3)*	21.48	25,723	211.1	22.25	11.10	22.00	-2.36	77.08	27.63	0.83	0.81	10.15	7.00	111.29
FNFI	First Niles Fin., Inc. of OH	14.00	1,516	21.2	15.70	10.50	14.88	-5.91	21.74	6.87	0.54	0.42	11.85	11.85	63.40
FPFC	First Place Fin. Corp. of OH	16.84	14,288	240.6	17.33	11.80	16.95	-0.65	41.51	6.92	1.16	0.96	13.01	11.57	113.29
FSFF	First SecurityFed Fin of IL	20.15	4,305	86.7	20.75	16.00	19.99	0.80	27.29	0.75	1.50	1.49	17.14	17.11	98.38
FSLA	First Sentinal Bancorp of NJ	14.65	30,940	453.3	14.96	10.55	14.05	4.27	36.92	17.01	0.82	0.81	7.44	7.26	69.13
FBNW	FirstBank NW Corp. of ID	18.00	1,453	26.2	18.45	13.30	17.85	0.84	32.35	10.77	1.57	0.76	19.01	19.01	204.47
FFDB	FirstFed Bancorp, Inc. of AL	7.37	2,312	17.0	9.25	5.90	7.10	3.80	-13.29	9.19	0.51	0.51	7.99	7.56	78.82
FFBK	FloridaFirst Bancorp of FL	18.90	5,487	103.7	18.90	12.66	18.40	2.72	27.53	17.46	0.98	0.95	17.25	17.25	119.27
FFIC	Flushing Fin. Corp. of NY*	17.99	13,488	242.6	18.96	12.87	17.13	5.02	35.26	1.07	1.11	1.09	9.89	9.60	110.29
FKKY	Frankfort First Bancorp of KY	18.21	1,246	22.7	18.78	14.02	18.40	-1.03	25.59	4.36	1.20	1.20	14.57	14.57	117.06
GUPB	GFSB Bancorp, Inc of Gallup NM	14.99	1,150	17.2	15.00	11.50	14.99	0.00	27.57	17.11	1.57	1.53	13.70	13.70	173.52
GSLA	GS Financial Corp. of LA	15.33	1,663	25.5	15.50	14.19	15.37	-0.26	5.00	2.61	0.97	0.73	21.29	21.29	113.35
GBNK	Gaston Fed Bnp MHC of NC(42.1)	16.65	4,209	29.5	17.50	12.04	16.50	0.91	37.60	10.63	0.40	0.47	9.89	8.75	106.50
GCFC	Grand Central Fin. Corp. of OH	11.00	1,742	19.2	11.06	8.50	11.00	0.00	4.76	11.90	0.31	0.38	10.42	10.42	69.42
GTPS	Great American Bancorp of IL	22.50	855	19.2	23.37	15.38	22.05	2.04	42.86	-0.97	1.39	1.33	21.41	21.41	194.17
PEDE	Great Pee Dee Bancorp of SC	12.70	1,775	22.5	13.00	9.61	12.72	-0.16	30.39	4.27	0.59	0.59	14.34	13.40	69.60
GAFC	Greater Atlant. Fin Corp of VA	6.45	3,007	19.4	6.70	3.01	6.25	3.20	89.71	5.74	0.06	-1.24	7.14	6.71	134.36
GCBC	Green Co Bcrp MHC of NY (42.8)	18.13	2,005	15.6	19.75	9.15	18.10	0.17	98.14	20.47	0.61	0.61	12.68	12.68	98.44
GFED	Guaranty Fed Bancshares of MO	14.29	4,040	57.7	15.49	10.60	14.49	-1.38	20.08	7.44	0.94	0.65	12.47	12.46	101.02
HCBB	HCB Bancshares, Inc. of AR	16.00	1,779	28.5	16.70	9.75	15.05	6.31	60.32	25.79	0.55	0.55	17.14	17.04	159.79
HFFC	HF Financial Corp. of SD	12.75	3,665	46.7	14.85	9.75	12.75	0.00	25.00	15.38	1.16	1.04	14.74	13.24	200.88
HFBA	HFB Financial Corp of KY	14.50	1,297	18.8	14.60	11.00	14.10	2.84	31.82	7.81	1.12	1.04	16.17	16.02	173.51
HMNF	HMN Financial, Inc. of MN	16.15	4,396	71.0	17.15	13.27	16.10	0.31	14.54	4.26	1.24	0.90	16.41	15.39	163.62
HARB	Harbor Florida Bancshrs of FL	20.50	24,206	496.2	22.08	15.44	21.54	-4.83	32.09	20.59	1.02	1.00	9.33	9.19	77.05
HARL	Harleysville Svgs Fin Cp of PA	20.70	2,256	46.7	21.35	15.50	21.25	-2.59	33.55	17.21	1.80	1.74	15.64	15.64	257.05
HFFB	Harrodsburg 1st Fin Bcrp of KY	12.87	1,343	17.3	13.52	10.00	12.93	-0.46	3.04	17.21	0.46	0.46	16.73	16.46	106.39
HTHR	Hawthorne Fin. Corp. of CA	31.80	5,360	170.4	32.80	15.99	32.50	-2.15	95.69	65.63	3.14	3.19	22.47	22.47	346.31
HMLK	Hemlock Fed. Fin. Corp. of IL	24.60	1,013	24.9	26.00	19.25	24.50	0.41	27.79	-4.47	1.94	1.65	20.61	19.13	284.98
HFWA	Heritage Financial Corp of WA	13.60	7,534	102.5	14.20	9.93	14.07	-3.34	37.24	14.00	0.83	0.70	10.54	9.64	78.55
HCBC	High Country Bancorp of CO	19.48	913	17.8	20.50	15.00	20.50	-4.98	29.35	11.31	1.76	1.19	17.02	17.02	187.08
HIFS	Hingham Inst. for Sav. of MA*	29.50	2,047	60.4	29.50	19.15	28.10	4.98	50.59	24.47	2.49	2.44	16.38	16.38	188.66
HCFC	Home City Fin. Corp. of OH	11.60	784	9.1	13.76	10.30	11.90	-2.52	6.42	-3.33	1.01	0.65	14.89	14.41	184.47
HWEN	Home Financial Bancorp of IN	4.26	1,357	5.8	4.57	3.45	4.05	5.19	7.85	3.90	0.35	0.33	4.52	4.52	50.05
HLFC	Home Loan Financial Corp of OH	11.50	1,655	19.0	11.50	8.30	11.05	4.07	38.55	6.98	0.89	0.87	11.89	11.89	77.11
HSTD	Homestead Bancorp, Inc. of LA	10.05	936	9.4	10.11	9.03	9.95	1.01	10.93	8.41	0.63	0.53	13.09	13.09	129.82
HFBC	HopFed Bancorp of KY	11.73	3,632	42.6	12.86	10.00	11.91	-1.51	-2.66	-2.09	0.44	0.75	12.26	12.26	75.25
HRZB	Horizon Financial Corp. of WA*	13.20	8,623	113.8	13.35	9.17	13.12	0.61	33.74	11.86	1.10	1.01	11.54	11.48	86.45
HCBK	Hudson Cty Bcp MHC of NJ(38.7)*	36.59	98,542	1,415.6	37.14	20.17	35.23	3.86	80.42	38.86	1.36	1.36	13.00	13.00	115.24
HRBT	Hudson River Bancorp Inc of NY	24.10	15,193	366.2	25.06	15.20	25.00	-3.60	58.97	10.05	1.16	1.15	14.90	12.26	125.86
ITLA	ITLA Capital Corp of CA*	30.25	5,859	177.2	31.80	15.90	29.10	3.95	62.20	44.32	3.10	3.10	23.54	23.53	257.43
ICBC	Independence Comm Bnk Cp of NY	31.76	58,373	1,853.9	32.32	17.00	31.23	1.70	77.53	39.54	1.47	1.46	15.08	11.76	130.62
IFSB	Independence FSB of DC	12.85	1,283	16.5	13.50	8.50	11.20	14.73	-1.15	35.26	0.26	-0.25	18.08	17.28	202.01
IPSW	Ipswich Bancshares, Inc. of MA(8)*	20.33	1,926	39.2	20.60	10.01	20.40	-0.34	93.62	56.38	1.46	1.38	7.85	7.85	166.73
JXVL	Jacksonville Bancorp Inc of TX	25.00	1,772	44.3	26.30	16.50	23.05	8.46	50.97	25.00	2.31	2.30	19.95	19.95	214.30

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I (continued)
Weekly Thrift Market Line - Part One
Prices As Of April 19, 2002

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
JXSB Jcksnville SB MHC of IL (45.6)	11.20	1,909	9.8	11.75	8.52	11.20	0.00	12.00	2.28	-0.01	0.93	10.62	8.89	120.60
KFBI Klamath First Bancorp of OR	14.11	6,829	96.4	15.22	11.91	13.97	1.00	6.49	7.30	0.98	0.46	16.01	9.54	213.93
LSBX LSB Corp of No. Andover MA*	13.40	4,380	58.7	14.00	9.81	13.40	0.00	18.58	5.59	0.77	0.72	12.35	12.35	100.06
LSBI LSB Fin. Corp. of Lafayette IN	18.56	1,379	25.6	19.10	12.21	17.90	3.69	49.56	14.22	1.57	1.24	16.96	16.96	203.74
LARL Laurel Capital Group Inc of PA	20.75	1,941	40.3	21.00	15.75	20.35	1.97	25.76	10.67	1.70	1.67	13.74	13.74	131.51
LFED Leeds Fed Bksr MHC of MD(27.3)(8)	31.45	4,538	38.9	32.35	13.10	31.72	-0.85	139.53	-0.19	0.53	0.53	11.40	11.40	92.62
LXMO Lexington B&L Fin. Corp. of MO	14.74	765	11.3	14.75	12.05	14.45	2.01	17.92	18.87	0.78	0.70	18.97	17.94	185.80
LIBB Liberty Bancrp MHC of NJ(36.7)	18.74	3,267	22.5	18.75	8.80	18.75	-0.05	107.99	44.15	0.27	0.27	9.45	9.45	103.40
LFCO Life Financial Corp of CA(8)	2.98	1,334	4.0	4.40	0.80	3.01	-1.00	-3.87	45.37	-3.99	-4.31	7.38	7.38	203.54
LNCB Lincoln Bancorp of IN	18.40	5,155	94.9	19.00	12.80	17.80	3.37	41.00	3.37	0.79	0.70	16.73	16.27	95.57
LOGN Logansport Fin. Corp. of IN	17.92	1,000	17.9	17.92	11.52	17.50	2.40	52.51	19.47	1.35	1.35	16.81	16.81	133.40
MAFB MAF Bancorp, Inc. of IL	37.19	23,093	858.8	37.81	24.30	37.03	0.43	41.25	26.07	2.59	2.31	18.97	14.37	243.44
MFBC MFB Corp. of Mishawaka IN	22.75	1,340	30.5	23.40	18.00	22.53	0.98	19.61	13.18	2.20	1.51	26.13	26.13	308.11
MSBF MSB Financial, Inc of MI	12.54	1,254	15.7	13.00	8.25	12.84	-2.34	39.33	17.20	1.32	0.94	12.64	12.64	73.19
MASB MassBank Corp. of Reading MA*	47.00	3,159	148.5	47.88	32.40	46.55	0.97	44.39	31.28	3.42	2.50	36.51	36.17	308.60
MTXC Matrix Bancorp, Inc. of CO	12.99	6,519	84.7	13.25	8.98	11.74	10.65	48.46	23.71	1.31	1.97	10.94	10.94	252.61
MFLR Mayflower Co-Op. Bank of MA*	14.42	1,352	19.5	14.80	10.20	14.00	3.00	31.09	3.30	1.00	1.06	10.75	10.65	130.42
MDBK Medford Bancorp, Inc. of MA*	26.98	7,795	210.3	29.43	17.25	28.00	-3.64	53.30	27.50	1.78	1.60	14.43	14.23	182.67
METF Metropolitan Fin. Corp. of OH	4.05	8,129	32.9	4.24	2.28	3.65	10.96	2.53	32.79	-0.24	-0.91	5.64	5.33	194.15
MBBC Monterey Bay Bancorp of CA	17.36	3,456	60.0	17.54	9.75	16.80	3.33	69.37	12.00	1.09	1.04	14.51	14.08	155.50
MFSF MutualFirst Fin. Inc. of IN	19.10	6,694	127.9	19.50	14.00	18.15	5.23	34.51	26.49	1.21	1.07	16.39	16.24	115.07
MYST Mystic Fin., Inc of Medford MA*	19.50	1,626	31.7	19.50	13.32	18.05	8.03	30.00	40.59	0.66	1.02	15.86	15.86	191.39
NASB NASB Fin, Inc. of Grandview MO	24.85	8,496	211.1	25.75	12.76	23.50	5.74	77.50	58.08	2.18	0.99	11.70	11.56	116.84
NHTB NH Thrift Bancshares of NH	17.50	1,937	33.9	17.70	13.15	16.35	7.03	31.09	11.82	1.60	1.33	14.95	8.69	255.00
NYCB New York Community Bcrp of NY*	29.49	102,182	3,013.3	31.63	16.25	29.41	0.27	43.16	28.95	1.03	0.95	9.65	3.04	90.38
NMIL Newmil Bancorp, Inc. of CT*	19.50	4,382	85.4	19.75	11.08	18.99	2.69	70.31	33.11	1.28	1.22	11.52	9.40	138.24
NBSI North Bancshares of Chicago IL	12.94	1,157	15.0	14.50	11.10	12.50	3.52	15.02	-0.46	0.42	0.38	11.66	11.66	117.81
FFFD North Central Bancshares of IA	24.25	1,700	41.2	26.05	19.55	25.50	-4.90	20.35	17.78	2.51	2.51	21.45	18.46	223.78
NEIB Northeast Indiana Bncrp of IN	14.40	1,551	22.3	14.50	10.47	13.60	5.88	37.93	15.20	1.27	1.19	16.94	16.94	153.70
NWSB Northwest Bcrp MHC of PA(25.4)	12.80	47,489	154.5	13.60	9.01	13.30	-3.76	32.92	11.89	0.67	0.61	6.16	4.67	86.78
OCFC OceanFirst Fin. Corp of NJ	31.33	9,669	302.9	32.19	22.05	30.50	2.72	38.81	29.68	1.84	1.58	14.88	14.70	178.85
ONFC Oneida Fincl MHC of NY (43.1)	25.24	3,370	36.6	27.40	12.25	26.00	-2.92	106.04	14.21	0.89	0.81	13.36	11.95	104.66
OTFC Oregon Trail Fin. Corp. of OR	19.05	2,980	56.8	19.70	13.94	19.70	-3.30	34.25	8.55	1.50	1.58	17.30	17.28	133.96
PBNC PFS Bancorp Inc of IN	14.45	1,551	22.4	14.50	10.00	14.45	0.00	44.50	6.25	0.60	0.68	17.35	17.35	82.18
PHSB PHSB Financial Corp of PA	13.85	3,497	48.4	14.50	8.82	13.67	1.32	55.97	15.90	0.64	0.62	15.11	15.11	90.19
PVFC PVF Capital Corp. of OH	12.00	5,224	62.7	14.50	8.87	11.65	3.00	35.29	8.11	1.32	1.06	9.71	9.71	133.12
PBCI Pamrapo Bancorp, Inc. of NJ	27.60	2,577	71.1	28.80	23.30	28.65	-3.66	15.00	6.15	1.94	1.94	18.44	18.44	209.41
PFED Park Bancorp of Chicago IL	19.60	1,231	24.1	19.90	15.75	19.05	2.89	23.43	10.36	1.30	1.13	22.16	22.16	197.76
PVSA Parkvale Financial Corp of PA	27.46	5,668	155.6	28.25	21.15	28.00	-1.93	20.12	26.49	2.46	2.32	17.46	17.42	248.70
PRTR Partners Trust MHC (46.) of NY	14.80	14,217	94.7	15.10	13.50	14.85	-0.34	48.00	48.00	0.47	0.47	10.85	10.85	73.00
PBHC Pathfinder BC MHC of NY (39.3)*	13.25	2,601	13.6	14.15	6.61	13.20	0.38	79.05	0.00	0.62	0.46	8.53	7.63	93.95
PFSB PennFed Fin. Services of NJ	24.81	7,486	185.7	27.25	18.25	24.75	0.24	29.22	0.04	1.79	1.78	15.35	14.55	241.42
PFDC Peoples Bancorp of Auburn IN	17.50	3,496	61.2	17.50	14.50	16.00	9.38	15.66	8.70	1.40	1.34	16.73	15.82	140.56
PBCT Peoples Bank, MHC of CT (40.7)*	26.13	61,600	654.6	27.82	20.66	26.22	-0.34	18.34	22.91	1.23	0.56	15.20	13.32	193.31
PCBI Peoples Community Bcrp. of OH	20.80	2,484	51.7	21.45	13.00	20.74	0.29	28.08	0.48	1.02	0.18	15.95	14.80	183.00
PSFC Peoples Sidney Fin. Corp of OH	11.11	1,481	16.5	11.25	8.70	11.11	0.00	27.70	6.83	0.48	0.43	11.50	11.50	92.63
PHFC Pittsburgh Home Fin Corp of PA	14.49	1,409	20.4	14.49	10.95	13.61	6.47	31.73	29.84	0.33	0.32	15.14	15.02	295.83
PFSL Pocahontas Bancorp, Inc. of AR	9.85	4,469	44.0	10.30	7.00	9.63	2.28	42.75	13.87	0.40	0.71	10.04	6.69	107.86
PORT Port Fin. Corp of Brighton MA	32.15	5,804	186.6	33.07	18.15	32.22	-0.22	74.73	23.32	1.79	1.86	21.26	21.26	196.11
PRBC Prestige Bancorp, Inc. of PA(8)	13.60	1,059	14.4	13.70	8.00	13.55	0.37	68.32	49.45	0.03	-0.08	11.10	11.10	183.93
PFNC Progress Financial Corp. of PA	9.55	5,734	54.8	9.75	5.60	9.69	-1.44	32.64	27.33	0.09	-0.12	8.82	8.82	148.48
PBCP Provident Bcp MHC of NY (45.2)	26.55	8,041	96.6	29.77	17.30	27.10	-2.03	54.00	-9.08	1.01	0.96	12.96	12.96	111.22
PROV Provident Fin. Holdings of CA	32.22	3,716	119.7	33.52	18.55	33.05	-2.51	73.60	23.92	2.64	0.84	26.98	26.97	285.73
PLSK Pulaski Bncp MHC of NJ (41.8)(8)	32.65	1,921	26.2	32.85	11.10	32.60	0.15	183.91	29.05	0.52	0.64	13.19	13.19	123.37
PULB Pulaski Fin Cp of St. Louis MO	19.00	2,800	53.2	20.40	10.00	19.76	-3.85	80.95	20.63	1.35	0.78	11.12	11.12	114.03

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of April 19, 2002

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
QCBC	Quaker City Bancorp, Inc of CA	35.74	5,220	186.6	35.80	23.25	33.71	6.02	50.17	19.73	3.48	3.42	22.27	22.16	268.13
RIVR	River Valley Bancorp of IN	25.60	809	20.7	28.35	16.02	24.57	4.19	55.91	23.67	2.44	1.80	22.21	22.17	236.86
RVSB	Riverview Bancorp, Inc. of WA	14.17	4,487	63.6	14.19	9.35	13.55	4.58	51.55	16.63	1.03	0.78	11.97	11.80	88.26
ROME	Rome Bncp Inc MHC of NY (41.6)*	21.75	2,949	26.8	21.75	12.80	20.50	6.10	55.36	27.94	0.78	0.77	12.33	12.33	83.91
RSLN	Roslyn Bancorp, Inc. of NY*	22.39	85,154	1,906.6	22.49	15.62	22.16	1.04	34.47	27.94	1.28	1.30	6.53	6.52	100.29
SCFS	Seacoast Fin Serv Corp of MA*	21.40	24,319	520.4	23.40	13.00	20.52	4.29	45.78	24.78	1.27	1.27	12.57	11.08	137.65
SFBI	Security Financial Bcrp of IN	19.60	1,920	37.6	20.75	16.50	19.45	0.77	18.79	-2.97	0.55	0.60	19.30	19.30	103.64
SKBO	Skibo Fin Corp MHC of PA(39.4)	12.50	3,130	15.4	13.50	7.20	12.50	0.00	63.40	19.05	0.23	0.23	7.87	7.87	49.18
SOBI	Sobieski Bancorp of S. Bend IN	14.40	672	9.7	15.27	12.51	14.35	0.35	14.29	4.73	1.06	0.84	20.04	20.04	202.49
SFFS	Sound Fed Bp MHC of NY (41.1)	17.38	4,767	34.0	18.13	10.02	17.25	0.75	67.60	33.18	0.99	0.99	12.60	9.67	124.01
SSFC	South Street Fin. Corp. of NC*	7.15	3,112	22.3	8.00	6.01	7.31	-2.19	11.72	5.15	0.29	0.29	7.61	7.61	68.70
SMBC	Southern Missouri Bncrp of MO	19.33	1,212	23.4	19.93	13.00	17.25	12.06	47.56	19.32	1.44	1.44	19.30	16.42	210.09
STFR	St. Francis Cap. Corp. of WI	24.50	9,285	227.5	25.34	18.81	25.20	-2.78	29.63	5.92	2.14	1.47	17.86	16.40	239.54
SFFC	StateFed Financial Corp. of IA	10.25	1,280	13.1	11.75	7.80	10.50	-2.38	9.28	0.00	0.58	0.58	11.32	11.32	76.75
STSA	Sterling Financial Corp. of WA	22.31	10,545	235.3	22.75	11.41	22.39	-0.36	89.87	53.33	1.54	1.37	15.71	11.48	288.15
SUFI	Superior Financial Corp of AR	19.50	8,863	172.8	20.09	13.00	19.44	0.31	49.77	24.60	1.45	1.36	14.21	7.76	188.15
THRD	TF Fin. Corp. of Newtown PA	23.50	2,718	63.9	23.75	16.45	23.55	-0.21	38.24	11.37	2.11	2.51	21.33	19.45	261.66
THTL	Thistle Group Holdings of PA(8)	11.90	6,608	78.6	13.05	7.50	12.67	-6.08	23.57	21.43	0.56	0.42	12.93	11.77	109.02
TSBK	Timberland Bancorp, Inc. of WA	15.75	4,460	70.2	16.31	13.50	15.74	0.06	16.24	1.61	1.26	1.20	15.98	15.98	85.29
TRYF	Troy Financial Corp of Troy NY	27.00	10,259	277.0	27.92	14.43	26.65	1.31	85.95	14.31	1.07	1.04	16.16	13.11	107.81
UCBC	Union Community Bancorp of IN	15.00	2,100	31.5	15.20	12.40	14.98	0.13	12.78	7.91	0.88	0.88	16.07	16.07	67.81
UFBS	Union Fin Bancshares Inc of SC	13.00	1,928	25.1	13.05	9.00	13.00	0.00	44.44	23.81	0.71	0.63	12.66	9.48	154.04
UCFC	United Community Fin. of OH	8.02	35,668	286.1	8.87	6.18	8.00	0.25	19.35	11.39	0.44	0.35	7.34	6.61	54.52
UPFC	United PanAm Fin. Corp of CA(8)	5.95	15,571	92.6	6.50	1.55	5.91	0.68	216.49	22.68	0.50	0.45	4.86	4.86	44.29
UTBI	United Tenn. Bancshares of TN	11.75	1,341	15.8	11.75	8.00	11.60	1.29	35.21	39.71	0.68	0.69	10.35	9.63	76.11
WHGB	WHG Bancshrs of Lutherville MD(8)	14.25	1,285	18.3	14.25	10.75	14.25	0.00	23.91	1.79	0.31	0.31	13.18	13.14	127.54
WSFS	WSFS Financial Corp. of DE*	18.56	9,146	169.7	20.00	12.85	19.95	-6.97	43.32	6.97	1.87	0.71	10.93	10.83	209.15
WVFC	WVS Financial Corp. of PA	15.95	2,724	43.4	17.45	12.55	16.20	-1.54	24.61	0.82	1.80	1.80	10.92	10.92	149.26
WRNB	Warren Bancorp of Peabody MA*	11.96	7,398	88.5	12.30	8.50	12.00	-0.33	33.63	26.56	0.96	0.89	5.75	5.75	62.80
WSBI	Warwick Community Bncrp of NY*	24.08	4,989	120.1	24.95	14.95	23.61	1.99	60.53	15.16	1.19	1.17	14.82	14.26	161.60
WFSL	Washington Federal, Inc. of WA	25.88	63,503	1,643.5	26.43	19.46	25.97	-0.35	14.92	10.41	1.96	1.94	13.88	13.31	110.25
WAYN	Wayne Svgs Bks MHC of OH(47.5)(8)	20.00	2,569	24.4	23.00	12.30	20.90	-4.31	49.81	22.70	0.66	0.54	10.03	9.92	129.30
WYPT	Waypoint Financial Corp of PA	17.82	37,880	675.0	18.25	9.90	17.68	0.79	75.22	18.17	1.00	0.88	12.41	12.06	137.17
WCFB	Wbstr Cty Fed MHC of IA (38.4)	18.50	1,871	13.3	19.20	14.00	19.20	-3.65	25.42	15.63	0.64	0.64	11.41	11.41	54.71
WBST	Webster Financial Corp. of CT	38.85	48,879	1,898.9	39.30	27.08	38.58	0.70	28.13	23.22	2.71	2.69	20.48	13.97	241.25
WEFC	Wells Fin. Corp. of Wells MN	20.76	1,193	24.8	21.55	16.41	20.25	2.52	21.05	10.90	2.87	2.22	20.23	20.23	197.78
WEBK	West Essex Bp MHC of NJ (40.2)	19.82	4,922	39.2	20.00	10.08	19.30	2.69	94.31	29.97	0.62	0.62	10.35	9.64	75.34
WOFC	Western Ohio Fin. Corp. of OH	20.10	1,796	36.1	20.50	16.78	20.25	-0.74	9.84	7.20	1.03	0.94	23.43	23.43	185.63
WGBCD	Willow Grove Bancorp of PA	11.08	11,265	124.8	11.80	5.10	11.45	-3.23	113.90	31.28	0.28	0.42	10.36	10.36	62.01
YFCB	Yonkers Fin Corp of Yonkers NY(8)	28.99	2,324	67.4	29.05	17.50	28.90	0.31	61.06	1.19	1.13	1.44	17.94	17.94	248.98

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1
Weekly Thrift Market Line - Part Two
Prices As Of April 19, 2002

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. SAIF-Insured Thrifts(no MHCs)																		
SAIF-Insured Thrifts(191)	10.35	9.91	0.80	8.47	6.57	0.69	7.07	0.77	140.22	0.93	14.86	121.69	12.10	129.74	16.58	0.40	2.29	31.61
NYSE Traded Companies(11)	7.91	7.09	0.75	13.53	6.31	0.46	8.71	0.69	287.97	1.42	13.76	188.45	14.26	208.55	15.61	0.29	0.92	20.17
AMEX Traded Companies(17)	9.95	9.68	0.72	7.59	6.40	0.62	6.33	0.40	208.97	0.91	14.61	110.61	10.70	115.07	16.68	0.49	2.58	31.52
NASDAQ Listed OTC Companies(163)	10.56	10.13	0.81	8.21	6.61	0.71	7.03	0.81	127.89	0.90	14.96	118.17	12.10	126.26	16.64	0.40	2.36	32.45
California Companies(13)	7.44	7.27	0.94	13.70	8.01	0.85	12.53	0.49	333.60	1.27	13.09	158.25	11.47	164.63	13.71	0.19	0.59	8.94
Florida Companies(8)	10.84	10.57	0.55	6.89	3.97	0.32	5.20	0.63	163.99	1.25	18.81	152.68	16.51	157.48	19.50	0.22	1.05	20.19
Mid-Atlantic Companies(38)	8.70	8.15	0.72	8.48	6.13	0.66	7.69	0.49	164.00	0.97	15.19	133.79	11.68	141.09	16.67	0.42	2.11	30.10
Mid-West Companies(88)	11.18	10.76	0.81	7.87	6.58	0.68	6.01	0.96	102.71	0.82	15.17	110.86	11.97	118.45	17.04	0.43	2.65	35.56
New England Companies(7)	8.45	7.49	0.83	9.87	7.09	0.71	7.97	0.23	322.59	1.18	14.55	138.24	11.76	168.00	16.12	0.61	2.20	30.76
North-West Companies(9)	12.56	11.85	1.04	8.40	7.15	0.89	6.98	0.73	172.52	0.94	14.32	116.14	14.21	131.02	17.64	0.45	2.69	38.84
South-East Companies(21)	11.10	10.80	0.78	7.57	6.34	0.69	6.80	0.71	118.13	0.84	14.71	115.53	12.06	119.47	16.85	0.36	2.55	37.54
South-West Companies(4)	7.48	7.00	0.91	12.71	10.12	0.86	12.09	0.85	45.58	0.66	9.91	118.79	8.76	129.89	10.57	0.35	1.55	15.41
Western Companies (Excl CA)(3)	10.86	10.74	0.59	8.04	6.90	0.58	9.13	1.38	90.66	2.15	10.49	105.04	10.41	105.57	11.48	0.33	2.00	14.20
Thrift Strategy(176)	10.56	10.17	0.81	8.25	6.59	0.71	6.92	0.77	141.82	0.91	14.91	117.91	12.05	124.89	16.60	0.41	2.37	32.16
Mortgage Banker Strategy(9)	7.01	5.71	0.68	10.50	6.40	0.59	9.33	0.73	126.75	1.09	15.08	159.74	11.22	188.96	16.79	0.30	1.19	24.35
Real Estate Strategy(2)	7.52	7.51	0.95	13.03	10.02	0.68	9.46	0.90	38.58	0.52	10.07	123.92	9.32	124.22	14.41	0.34	3.01	30.84
Diversified Strategy(4)	10.18	9.55	0.53	10.84	4.62	0.06	7.28	0.64	104.54	2.02	15.10	193.66	17.79	217.90	16.75	0.42	1.29	26.63
Companies Issuing Dividends(163)	10.42	9.97	0.83	8.69	6.80	0.74	7.48	0.74	133.83	0.87	14.89	122.97	12.28	131.33	16.69	0.45	2.60	35.51
Companies Without Dividends(28)	9.82	9.47	0.57	6.91	5.01	0.33	4.23	0.99	187.95	1.37	14.58	112.84	10.90	118.73	15.49	0.02	0.17	3.87
Equity/Assets <6%(16)	5.10	4.54	0.48	9.75	5.94	0.26	4.52	1.02	98.18	1.35	12.77	134.53	6.91	155.15	14.04	0.21	0.92	10.61
Equity/Assets 6-12%(129)	8.88	8.39	0.80	9.33	7.09	0.69	8.09	0.75	154.26	0.91	13.92	125.94	11.03	134.63	15.54	0.42	2.31	31.49
Equity/Assets >12%(46)	15.94	15.68	0.89	5.76	5.42	0.80	5.19	0.76	116.80	0.86	18.12	106.24	16.64	108.59	19.87	0.40	2.70	40.03
Converted Last 3 Mths (no MHC)(1)	16.71	16.71	0.45	2.70	2.53	0.68	4.05	0.75	91.69	1.00	NM	106.95	17.87	106.95	26.38	0.23	2.08	0.00
Actively Traded Companies(15)	7.61	6.54	1.00	13.52	6.90	0.94	12.63	0.68	137.98	0.93	13.92	186.00	14.22	217.45	15.11	0.51	1.96	28.32
Market Value Below $20 Million(43)	10.99	10.80	0.63	5.66	5.65	0.52	4.40	1.20	83.96	0.76	14.39	91.60	10.06	93.51	16.30	0.36	2.74	34.25
Holding Company Structure(188)	10.38	9.93	0.80	8.50	6.59	0.69	7.11	0.77	141.05	0.94	14.87	121.90	12.15	130.07	16.55	0.41	2.32	32.06
Assets Over $1 Billion(51)	8.33	7.47	0.87	11.45	6.59	0.71	9.15	0.61	205.14	1.21	14.66	162.26	13.54	182.62	16.11	0.39	1.69	27.57
Assets $500 Million-$1 Billion(36)	9.47	9.10	0.78	8.74	6.94	0.71	7.79	0.52	134.64	0.86	14.02	120.40	11.30	125.19	16.06	0.48	2.55	34.37
Assets $250-$500 Million(44)	10.35	10.01	0.78	7.68	6.63	0.66	6.19	0.67	136.11	0.89	15.45	111.85	11.50	117.92	17.15	0.37	2.19	30.69
Assets less than $250 Million(60)	12.61	12.43	0.76	6.30	6.30	0.67	5.49	1.13	90.23	0.77	15.08	94.29	11.77	95.84	16.89	0.38	2.76	34.80
Goodwill Companies(106)	9.54	8.77	0.78	8.74	6.33	0.67	7.35	0.64	160.23	0.94	15.14	128.08	11.88	142.47	16.86	0.41	2.29	33.35
Non-Goodwill Companies(84)	11.23	11.23	0.83	8.27	7.00	0.74	6.95	0.94	108.77	0.89	14.50	113.13	12.14	113.13	16.23	0.39	2.33	29.26
Acquirors of FSLIC Cases(7)	7.73	7.18	0.93	13.09	7.05	0.84	11.79	0.83	45.24	0.73	12.75	166.04	12.58	185.57	13.72	0.41	1.60	21.09

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of April 19, 2002

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets	Tang. Equity/ Assets	Reported Earnings ROA(5)	Reported Earnings ROE(5)	Reported Earnings ROI(5)	Core Earnings ROA(5)	Core Earnings ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi-dend Yield	Payout Ratio(7)
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
Market Averages. BIF-Insured Thrifts(no MHCs)																		
BIF-Insured Thrifts(33)	9.50	8.86	0.91	10.13	6.25	0.89	9.69	0.45	236.94	1.11	16.50	165.79	15.29	165.64	16.92	0.51	2.33	34.86
NYSE Traded Companies(2)	8.71	7.27	-0.17	-0.95	-0.19	0.35	3.23	0.76	60.36	0.76	17.95	262.91	22.73	252.83	NM	0.72	2.10	39.29
AMEX Traded Companies(4)	9.55	9.24	0.90	10.26	7.67	0.92	10.75	0.55	166.53	1.18	13.60	130.33	12.14	133.49	13.40	0.38	1.90	26.00
NASDAQ Listed OTC Companies(27)	9.56	8.92	1.00	10.96	6.52	0.93	10.02	0.41	261.64	1.12	16.89	163.78	15.20	167.29	17.48	0.51	2.41	36.15
California Companies(1)	9.14	9.14	1.26	13.42	10.25	1.26	13.42	2.17	81.29	2.03	9.76	128.50	11.75	128.56	9.76	0.00	0.00	0.00
Mid-Atlantic Companies(9)	8.21	6.74	0.82	10.83	5.02	0.85	10.24	0.56	159.60	0.93	17.41	227.04	18.86	222.61	18.43	0.55	2.02	30.57
New England Companies(19)	9.69	9.28	0.94	10.04	6.49	0.91	9.78	0.31	292.95	1.17	16.54	149.17	14.25	157.41	16.72	0.54	2.39	38.50
North-West Companies(3)	11.86	11.84	1.07	9.54	7.87	0.95	8.17	0.11	587.16	1.25	13.40	118.14	13.59	118.34	14.86	0.39	2.57	34.63
South-East Companies(1)	11.08	11.08	0.45	3.79	4.06	0.45	3.79	0.30	66.41	0.26	24.66	93.96	10.41	93.96	24.66	0.40	5.59	0.00
Thrift Strategy(29)	9.83	9.14	0.87	9.14	6.03	0.87	9.09	0.46	240.15	1.06	16.95	156.97	15.14	154.91	16.76	0.51	2.31	34.96
Mortgage Banker Strategy(1)	6.51	6.50	1.35	18.52	5.72	1.37	18.81	0.53	88.37	1.10	17.49	342.88	22.33	343.40	17.22	0.50	2.23	39.06
Real Estate Strategy(1)	9.16	9.16	1.54	17.61	8.03	1.42	16.33	0.38	279.54	1.46	12.46	208.00	19.04	208.00	13.44	0.48	4.01	50.00
Diversified Strategy(2)	6.54	6.00	1.00	15.98	8.59	0.68	10.17	0.38	257.83	2.05	11.99	179.67	11.89	195.06	20.50	0.52	1.83	23.92
Companies Issuing Dividends(32)	9.51	8.85	0.90	10.02	6.12	0.88	9.57	0.38	243.71	1.08	16.73	166.99	15.40	166.92	17.17	0.53	2.41	36.10
Companies Without Dividends(1)	9.14	9.14	1.26	13.42	10.25	1.26	13.42	2.17	81.29	2.03	9.76	128.50	11.75	128.56	9.76	0.00	0.00	0.00
Equity/Assets <6%(4)	5.35	5.23	0.73	13.67	8.22	0.56	10.45	0.51	182.98	1.64	12.85	157.56	8.43	161.21	19.18	0.29	1.69	22.96
Equity/Assets 6-12%(24)	8.90	8.10	0.90	10.40	6.05	0.91	10.28	0.48	215.44	1.00	16.82	176.64	15.54	176.47	16.32	0.54	2.32	33.89
Equity/Assets >12%(5)	14.91	14.69	1.07	6.68	6.01	1.01	6.39	0.19	419.92	1.31	17.24	118.65	18.20	120.64	18.06	0.51	2.75	46.05
Actively Traded Companies(8)	10.01	9.78	1.10	11.66	7.17	1.00	10.65	0.17	449.69	1.13	14.24	153.98	14.83	159.09	15.85	0.65	2.80	39.17
Market Value Below $20 Million(1)	8.24	8.17	0.77	9.30	6.93	0.81	9.86	0.00	0.00	1.31	14.42	134.14	11.06	135.40	13.60	0.60	4.16	60.00
Holding Company Structure(30)	9.66	8.96	0.90	9.89	6.02	0.88	9.44	0.40	245.31	1.12	16.97	168.11	15.66	167.89	17.44	0.50	2.26	34.51
Assets Over $1 Billion(14)	9.68	8.45	0.94	10.47	5.31	0.96	10.14	0.51	229.19	1.10	17.74	203.86	18.92	203.82	18.05	0.53	1.91	32.41
Assets $500 Million-$1 Billion(7)	10.00	9.66	0.94	9.54	6.89	0.82	8.20	0.24	313.09	1.18	15.23	137.74	13.23	145.68	17.43	0.54	2.41	35.98
Assets $250-$500 Million(9)	8.46	8.34	0.89	11.11	7.43	0.89	11.19	0.56	215.06	1.16	15.08	140.55	11.82	142.45	14.29	0.45	2.41	35.23
Assets less than $250 Million(3)	10.30	10.27	0.77	7.30	5.93	0.72	7.02	0.30	66.41	0.82	17.93	120.91	12.35	121.33	18.58	0.49	3.89	44.12
Goodwill Companies(23)	8.69	7.80	0.88	10.53	6.24	0.87	10.16	0.50	233.41	1.12	15.98	176.65	15.10	177.47	16.43	0.53	2.14	32.53
Non-Goodwill Companies(10)	11.57	11.57	1.01	9.11	6.27	0.94	8.48	0.24	254.64	1.08	17.78	138.03	15.75	138.03	17.99	0.47	2.82	40.96

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of April 19, 2002

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(21)	13.17	12.57	0.66	5.19	2.94	0.67	5.48	0.63	180.62	0.89	24.47	174.66	22.81	186.91	23.55	0.40	2.24	36.51
BIF-Insured Thrifts(7)	11.47	10.68	0.85	7.56	3.94	0.73	6.31	0.54	162.53	1.00	24.66	187.81	21.07	210.78	27.62	0.56	2.39	46.28
AMEX Traded Companies(2)	18.48	18.48	0.84	4.90	3.46	0.76	4.36	0.84	102.74	1.06	26.14	126.98	23.41	126.98	27.73	0.20	1.71	48.57
NASDAQ Listed OTC Companies(26)	12.23	11.51	0.69	5.86	3.17	0.68	5.80	0.59	183.88	0.90	24.41	182.58	22.28	198.86	24.55	0.46	2.33	38.41
Mid-Atlantic Companies(18)	12.01	11.37	0.74	6.25	3.34	0.71	5.95	0.54	200.50	0.88	24.92	186.86	21.68	202.98	26.01	0.39	2.07	40.87
Mid-West Companies(5)	12.75	11.88	0.72	5.08	3.11	0.89	7.04	1.06	105.70	0.50	24.35	150.44	19.71	163.96	22.07	0.60	3.21	53.43
New England Companies(3)	12.32	11.83	0.68	6.62	3.90	0.45	3.97	0.36	199.13	1.31	21.24	151.02	17.67	163.15	NM	0.82	3.37	40.00
South-East Companies(2)	19.08	18.54	0.44	2.60	1.46	0.36	2.53	0.49	127.55	1.62	NM	188.57	37.95	199.54	NM	0.16	0.96	0.00
Thrift Strategy(27)	12.96	12.32	0.71	5.67	3.13	0.70	5.77	0.62	172.91	0.88	24.79	178.21	22.76	192.73	24.80	0.39	2.14	39.77
Diversified Strategy(1)	7.86	6.89	0.66	8.28	4.71	0.30	3.77	0.38	252.09	1.68	21.24	171.91	13.52	196.17	NM	1.44	5.51	0.00
Companies Issuing Dividends(25)	11.69	10.94	0.73	6.11	3.33	0.72	6.08	0.63	180.90	0.85	24.54	180.73	20.70	197.79	24.80	0.49	2.54	46.37
Companies Without Dividends(3)	20.17	20.17	0.55	3.46	2.26	0.43	2.91	0.41	132.63	1.62	NM	158.44	34.13	158.44	NM	0.07	0.41	13.33
Equity/Assets 6-12%(16)	9.59	8.64	0.66	6.49	3.37	0.66	6.52	0.70	163.92	0.84	22.50	189.34	18.26	212.33	23.09	0.46	2.24	45.32
Equity/Assets >12%(12)	17.16	16.93	0.77	4.78	2.95	0.72	4.52	0.49	194.69	1.04	28.20	161.99	28.14	165.63	28.65	0.41	2.33	28.66
Market Value Below $20 Million(1)	20.18	20.18	0.99	4.83	3.83	0.93	4.56	1.33	59.32	1.17	26.14	123.82	24.99	123.82	27.73	0.20	2.19	57.14
Holding Company Structure(24)	12.28	11.61	0.76	6.26	3.42	0.73	5.97	0.51	183.95	0.82	24.79	182.41	21.68	198.08	25.86	0.44	2.32	45.88
Assets Over $1 Billion(8)	10.22	9.14	0.84	8.19	4.26	0.76	7.24	0.32	173.41	0.76	22.88	191.91	19.33	223.24	24.34	0.55	2.28	40.46
Assets $500 Million-$1 Billion(4)	16.86	16.27	0.70	5.59	3.28	0.59	5.07	0.32	205.11	1.34	21.92	170.43	30.00	180.88	22.61	0.22	1.09	26.97
Assets $250-$500 Million(8)	10.73	10.17	0.55	4.54	2.18	0.55	4.53	0.55	216.37	0.86	28.36	203.44	21.62	213.16	NM	0.44	2.23	48.69
Assets less than $250 Million(8)	14.64	14.30	0.71	4.54	2.95	0.79	5.47	1.05	128.21	0.86	26.81	146.42	21.71	151.97	25.91	0.45	3.00	49.49
Goodwill Companies(11)	9.84	8.27	0.68	6.76	3.79	0.69	6.79	0.70	189.90	0.92	22.05	167.82	16.56	203.65	21.65	0.49	2.53	39.49
Non-Goodwill Companies(16)	14.82	14.82	0.73	5.13	2.73	0.69	4.94	0.54	165.35	0.92	27.02	188.93	27.01	188.93	27.49	0.43	2.26	44.34
MHC Institutions(28)	12.75	12.09	0.70	5.78	3.19	0.69	5.68	0.61	176.51	0.92	24.54	177.94	22.38	192.87	24.80	0.44	2.28	39.77
MHC Converted Last 3 Months(1)	14.86	14.86	0.64	4.33	3.18	0.64	4.33	0.00	0.00	0.00	NM	136.41	20.27	136.41	NM	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of April 19, 2002

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
BBX	BankAtlantic Bancorp of FL	9.40	8.54	0.71	10.55	4.61	0.74	10.91	NA	NA	NA	21.69	167.07	15.70	183.92	20.97	0.12	0.95	20.69
CF	Charter One Fin., Inc. of OH	7.67	6.75	1.41	18.63	6.44	1.21	15.87	0.64	104.54	1.00	15.53	265.44	20.36	301.48	18.23	0.80	2.31	35.87
CFB	Commercial Federal Corp. of NE	5.69	4.21	0.76	12.11	7.46	0.74	11.77	1.10	71.98	1.27	13.40	177.72	10.12	240.27	13.79	0.32	1.13	15.09
DSL	Downey Financial Corp. of CA	6.61	6.58	1.10	17.74	8.18	0.96	15.45	0.83	38.99	0.38	12.23	200.31	13.24	201.16	14.04	0.36	0.69	8.45
FED	FirstFed Financial Corp. of CA	6.89	6.62	1.11	16.96	10.56	1.09	16.78	0.17	936.37	1.84	9.47	146.50	10.10	152.48	9.57	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc of MI	4.25	4.25	0.94	25.93	11.29	-0.64	-17.55	NA	NA	0.71	8.85	191.82	8.16	191.82	NM	0.28	1.08	9.52
GSB	Golden State Bancorp of CA	4.55	3.41	0.68	17.33	9.14	0.60	15.26	NA	NA	1.25	10.94	174.59	7.94	232.58	12.42	0.40	1.21	13.25
GDW	Golden West Fin. Corp. of CA	7.31	7.31	1.42	20.26	7.77	1.38	19.68	NA	NA	0.63	12.87	244.25	17.86	244.25	13.25	0.29	0.43	5.54
GPT	GreenPoint Fin. Corp. of NY*	8.21	6.25	-1.59	-14.22	-5.95	0.55	4.92	1.12	35.57	0.80	NM	298.43	24.50	NM	NM	1.00	2.02	NM
OCN	Ocwen Financial Corp. of FL	23.14	22.69	-0.58	-3.27	-2.40	-2.16	-12.28	NA	NA	3.53	NM	140.11	32.42	142.92	NM	0.00	0.00	NM
SOV	Sovereign Bancorp, Inc. of PA	6.15	2.21	0.12	1.98	1.10	0.57	9.63	NA	NA	1.30	NM	170.69	10.50	NM	18.67	0.10	0.69	62.50
SIB	Staten Island Bancorp of NY*	9.22	8.29	1.25	12.32	5.57	0.16	1.54	0.39	85.16	0.71	17.95	227.38	20.95	252.83	NM	0.44	2.19	39.29
WES	Westcorp of Irvine CA	5.37	5.36	0.61	10.66	5.31	0.59	10.25	NA	NA	2.28	18.83	194.50	10.44	194.63	19.58	0.48	1.63	30.77
AMEX Traded Companies																			
ANA	Acadiana Bancshares, Inc of LA	8.50	8.50	0.73	8.56	7.47	0.59	6.95	0.21	406.30	1.17	13.39	115.89	9.85	115.89	16.51	0.60	2.29	30.61
ANE	Alliance Bncp of New Eng of CT*	5.74	5.74	0.81	14.46	8.76	0.99	17.65	0.56	172.17	1.44	11.42	153.60	8.82	153.76	9.35	0.30	2.07	23.62
BYS	Bay State Bancorp, Inc. of MA	9.99	9.99	0.97	9.12	6.78	0.96	9.06	0.04	NA	1.00	14.75	136.49	13.63	136.49	14.85	0.88	2.02	29.73
BHL	Berkshire Hills Bancorp of MA*	13.50	12.47	0.87	5.96	5.65	0.99	6.78	NA	NA	1.38	17.70	113.47	15.32	122.82	15.57	0.48	1.95	34.53
BFD	BostonFed Bancorp, Inc. of MA	6.35	5.14	0.68	10.62	7.75	0.13	2.05	NA	NA	1.15	12.90	133.46	8.47	164.80	NM	0.64	2.29	29.49
CNY	Carver Bancorp, Inc. of NY	7.32	7.21	0.64	8.80	10.04	0.72	9.90	0.53	165.17	1.28	9.96	83.45	6.10	84.63	8.85	0.00	0.00	0.00
EFC	EFC Bancorp, Inc of Elgin IL	10.19	10.19	0.74	6.85	6.73	0.72	6.64	0.38	87.40	0.42	14.85	100.67	10.26	100.67	15.31	0.52	3.47	51.49
FCB	Falmouth Bancorp, Inc. of MA*	11.57	11.57	1.09	8.81	6.80	0.92	7.41	NA	NA	0.89	14.71	134.63	15.58	134.63	17.48	0.48	1.92	28.24
FAB	FirstFed America Bancorp of MA	7.14	7.08	0.72	10.74	7.94	0.57	8.51	0.17	493.47	1.55	12.60	127.95	9.14	129.07	15.89	0.56	2.24	28.28
GAF	GA Financial Corp., Inc. of PA	11.22	11.18	0.58	5.36	5.43	0.57	5.25	0.19	191.99	0.73	18.42	97.66	10.96	98.04	18.82	0.72	4.11	NM
GOV	Gouverneur Bcp MHC of NY(42.4)	20.18	20.18	0.99	4.83	3.83	0.93	4.56	1.33	59.32	1.17	26.14	123.82	24.99	123.82	27.73	0.20	2.19	57.14
KNK	Kankakee Bancorp, Inc. of IL	8.40	7.50	0.69	8.17	6.87	0.59	6.95	0.45	117.31	0.65	14.55	115.15	9.67	129.01	17.11	0.60	1.54	22.39
KYF	Kentucky First Bancorp of KY	15.91	15.91	1.04	6.31	6.54	1.04	6.31	0.27	107.87	0.52	15.29	96.08	15.29	96.08	15.29	0.64	4.92	NM
NBN	Northeast Bancorp of Auburn ME*	7.38	7.19	0.84	11.81	9.47	0.79	11.15	0.54	160.88	1.02	10.56	119.62	8.83	122.75	11.19	0.25	1.67	17.61
NEP	Northeast PA Fin. Corp of PA	9.06	7.58	0.61	6.33	6.21	0.55	5.70	0.68	86.68	0.96	16.10	103.60	9.39	123.94	17.89	0.44	2.73	44.00
PFB	PFF Bancorp, Inc. of Pomona CA	9.63	9.59	1.14	12.59	7.48	1.14	12.64	0.30	373.96	1.34	13.37	156.67	15.09	157.39	13.31	0.32	0.94	12.60
SZB	SouthFirst Bancshares of AL	9.36	8.99	-0.33	-3.40	-4.81	-0.28	-2.87	1.25	84.33	1.54	NM	74.57	6.98	77.59	NM	0.60	4.98	NM
SRN	Southern Banc Company of AL	17.09	17.05	0.53	3.03	4.60	0.51	2.91	0.15	78.57	0.33	21.73	64.57	11.04	64.72	22.60	0.35	3.10	67.31
TSH	Teche Hlding Cp of Franklin LA	10.43	10.43	1.04	9.69	8.36	1.03	9.60	0.33	208.15	0.93	11.96	113.58	11.85	113.58	12.08	0.50	2.00	23.92
WSB	Washington SB, FSB of Bowie MD	10.37	10.37	0.89	8.57	6.89	0.56	5.40	NA	NA	0.86	14.52	124.44	12.91	124.44	23.06	0.12	1.53	22.22
WFD	Westfield Finl MHC of MA (47.)*	16.77	16.77	0.70	4.96	3.10	0.59	4.17	0.34	146.16	0.94	NM	130.14	21.83	130.14	NM	0.20	1.24	40.00
WFI	Winton Financial Corp. of OH	7.75	7.72	0.89	11.70	9.05	0.57	7.39	0.90	38.58	0.38	11.05	124.26	9.63	124.85	17.50	0.37	3.52	38.95
WRO	Woronoco Bancorp, Inc of MA	10.46	10.17	0.66	6.06	5.45	0.57	5.26	0.08	485.79	0.63	18.33	111.82	11.69	114.96	21.11	0.46	2.20	40.35
NASDAQ Listed OTC Companies																			
AMFC	AMB Fin. Corp. of Munster IN	8.27	8.27	0.65	7.94	9.33	0.55	6.80	0.99	54.71	0.66	10.71	82.66	6.84	82.66	12.50	0.24	2.13	22.86
ASBP	ASB Financial Corp. of OH	10.81	10.81	0.86	8.23	7.37	0.82	7.81	0.76	62.60	0.63	13.56	108.18	11.69	108.18	14.30	0.48	4.54	61.54
ABBK	Abington Bancorp of MA*	5.09	4.79	0.44	9.06	5.81	0.34	7.07	0.51	138.47	1.42	17.20	149.28	7.59	158.50	22.06	0.40	2.13	36.70
AABC	Access Anytime Bancorp of NM	7.69	6.63	0.83	11.02	10.17	0.67	8.91	1.15	37.01	0.52	9.83	100.00	7.69	116.08	12.16	0.00	0.00	0.00
AFBC	Advance Fin. Bancorp of WV	8.67	8.67	0.82	8.80	9.34	0.62	6.71	1.35	35.10	0.58	10.71	90.08	7.81	90.08	14.03	0.48	2.87	30.77
ALLB	Alliance Bank MHC of PA (20.0)	9.19	9.19	0.65	6.95	2.35	0.65	6.95	1.92	40.08	1.42	NM	286.99	26.37	286.99	NM	0.36	1.25	52.94
ASBI	Ameriana Bancorp of IN	8.39	8.08	0.63	7.91	7.21	0.57	7.09	0.65	52.11	0.47	13.87	107.85	9.05	111.96	15.47	0.64	4.35	60.38
AMFH	American Fin. Holdings of CT*	20.78	20.78	1.51	6.51	4.71	1.28	5.52	0.23	254.31	0.89	21.24	154.12	32.03	154.12	25.03	0.72	2.44	51.80
ABCW	Anchor BanCorp Wisconsin of WI	7.25	6.70	0.99	13.94	5.95	0.83	11.76	0.36	248.10	1.16	16.80	205.74	14.92	222.80	19.91	0.33	1.53	25.78
ASFC	Astoria Financial Corp. of NY	6.58	5.77	0.96	14.35	7.59	0.97	14.41	0.18	205.18	0.68	13.17	191.48	12.61	218.61	13.12	0.80	2.54	33.47
BCSB	BCSB Bankcorp MHC of MD (36.0)	10.28	10.28	0.05	0.41	0.22	0.03	0.28	0.17	230.88	0.59	NM	186.55	19.18	186.55	NM	0.50	3.72	NM
BKMU	Bank Mutual Cp MHC of WI(49.6)	10.46	8.43	0.71	6.87	4.80	0.62	5.97	0.13	312.21	0.66	20.85	139.38	14.58	172.93	24.01	0.32	1.69	35.16

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of April 19, 2002

	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Key Financial Ratios: Reported Earnings ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
BKUNA	BankUnited Fin. Corp. of FL	5.41	4.90	0.43	8.47	5.83	0.36	7.19	0.59	54.66	0.48	17.16	123.83	6.70	136.79	20.22	0.00	0.00	0.00
BFSB	Bedford Bancshares, Inc. of VA	10.45	10.45	1.20	10.73	7.37	1.20	10.73	0.41	111.49	0.53	13.57	145.05	15.16	145.05	13.57	0.48	2.90	39.34
BFFC	Big Foot Financial Corp. of IL	12.35	12.35	0.48	3.73	3.94	0.58	4.51	0.11	118.58	0.17	25.38	96.67	11.94	96.67	20.95	0.24	1.33	33.80
BRBI	Blue River Bancshares of IN	9.32	7.68	-0.57	-6.13	-12.00	-0.56	-6.02	3.20	49.49	2.16	NM	52.08	4.85	63.16	NM	0.00	0.00	NM
BYFC	Broadway Financial Corp. of CA	7.87	7.87	0.37	4.77	5.63	0.37	4.77	0.26	335.68	1.16	17.78	82.85	6.52	82.85	17.78	0.20	1.56	27.78
BRKL	Brookline Bncp MHC of MA(43.4)(8)*	25.95	25.95	1.79	6.75	3.03	2.04	7.69	0.14	968.42	1.83	NM	222.98	57.86	222.98	28.99	0.64	2.69	NM
CBES	CBES Bancorp, Inc. of MO	11.43	11.43	-0.43	-4.30	-5.37	-0.59	-5.89	7.42	21.16	2.27	NM	81.83	9.35	81.83	NM	0.32	2.35	NM
CITZ	CFS Bancorp, Inc of Munster IN	10.68	10.68	0.67	5.91	5.50	0.73	6.42	0.94	51.07	0.86	18.17	118.54	12.66	118.54	16.74	0.40	2.68	48.78
CKFB	CKF Bancorp of Danville KY	9.35	8.56	0.91	8.47	8.10	0.91	8.47	1.54	21.37	0.37	12.35	100.75	9.42	110.01	12.35	0.70	3.70	45.75
CAFI	Camco Fin Corp of Cambridge OH	8.63	8.37	0.82	10.19	7.70	0.74	9.24	NA	NA	0.50	12.99	116.51	10.06	120.24	14.33	0.50	3.60	46.73
CFFN	Capitol Fd Fn MHC of KS (35.1)	10.86	10.86	0.93	7.87	4.29	0.93	7.87	0.10	56.47	0.09	23.30	194.79	21.16	194.79	23.30	0.76	3.08	71.70
CAVB	Cavalry Bancorp, Inc. of TN	11.27	11.27	0.48	4.27	2.13	0.48	4.27	NA	NA	1.58	NM	190.86	21.51	190.86	NM	0.20	1.52	71.43
CEBK	Central Bncrp of Somerville MA*	8.99	8.46	0.60	6.78	5.80	0.54	6.14	0.03	NA	1.00	17.25	115.61	10.39	122.86	19.06	0.40	1.47	25.32
CHFN	Charter Fincl MHC of GA (20.0)	28.87	28.87	0.31	1.09	0.52	0.06	0.22	0.47	119.10	2.30	NM	208.79	60.27	208.79	NM	0.00	0.00	0.00
CFSL	Chesterfield Financial of IL	21.06	21.06	0.77	3.66	3.80	0.77	3.66	NA	NA	0.96	26.34	96.40	20.30	96.40	26.34	0.00	0.00	0.00
CTZN	Citizens First Bancorp of MI	16.24	16.24	0.52	3.34	2.51	1.19	7.69	0.31	396.89	1.54	NM	120.24	19.53	120.24	17.30	0.32	1.61	64.00
CFSB	Citizens First Fin Corp. of IL	9.07	9.07	0.62	6.78	7.62	0.49	5.34	2.86	24.85	0.84	13.13	88.19	8.00	88.19	16.66	0.28	1.56	20.44
CBSA	Coastal Bancorp of Houston TX	5.00	4.16	0.65	15.91	10.59	0.65	15.91	1.13	52.47	0.82	9.45	140.41	7.02	168.75	9.45	0.48	1.54	14.50
CFCP	Coastal Fin. Corp. of SC	7.50	7.50	1.23	17.51	9.33	1.15	16.34	1.20	78.71	1.45	10.72	178.04	13.36	178.04	11.49	0.20	2.07	22.22
CMSB	Commonwealth Bancorp Inc of PA	8.39	6.99	0.76	8.74	5.08	0.81	9.33	0.66	119.83	1.08	19.69	181.12	15.19	217.34	18.44	0.68	2.60	51.13
CFFC	Community Fin. Corp. of VA	10.24	10.22	1.00	10.07	10.31	0.94	9.46	0.58	112.53	NA	9.70	96.40	9.87	96.65	10.32	0.32	2.84	27.59
CIBI	Community Inv. Bncp, Inc of OH	10.64	10.64	1.03	10.21	9.64	1.05	10.40	0.56	79.53	0.54	10.38	102.52	10.91	102.52	10.19	0.30	2.73	28.30
SBMC	Connecticut Bancshares of CT*	9.62	8.28	0.70	5.56	3.72	0.90	7.13	0.32	196.16	1.06	26.89	146.30	14.08	170.09	20.99	0.52	1.70	45.61
COOP	Cooperative Bancshares of NC	7.34	7.34	0.67	8.99	7.42	0.65	8.73	0.84	65.77	0.67	13.48	115.94	8.51	115.94	13.89	0.20	1.45	19.61
CRZY	Crazy Woman Creek Bncorp of WY	19.15	18.78	0.26	1.29	1.57	0.27	1.35	0.25	178.29	0.76	NM	81.92	15.69	83.53	NM	0.48	3.43	NM
DCOM	Dime Community Bancshars of NY*	8.77	6.68	1.15	13.60	5.34	1.15	13.60	0.18	309.72	0.75	18.72	238.93	20.96	313.70	18.72	0.60	1.77	33.15
DFBS	Dutchfork Bancshares Inc of SC	13.40	13.40	1.52	10.19	11.52	0.49	3.29	NA	NA	0.84	8.68	95.10	12.74	95.10	26.89	0.00	0.00	0.00
ESBF	ESB Financial Corp. of PA	6.33	5.69	0.59	9.62	8.81	0.58	9.43	0.32	125.75	0.97	11.35	102.93	6.52	114.46	11.59	0.40	3.56	40.40
EBSI	Eagle Bancshares of Tucker GA(8)	7.29	7.29	0.15	2.27	1.24	0.24	3.61	1.40	62.78	1.41	NM	174.46	12.72	174.46	NM	0.00	0.00	0.00
ESBK	Elmira Svgs Bank, FSB of NY*	7.11	6.83	0.82	11.96	9.85	0.73	10.61	1.62	44.41	0.90	10.16	115.98	8.24	120.68	11.44	0.72	2.75	27.91
EFBC	Empire Federal Bancorp of MT	19.55	19.55	0.86	3.91	5.00	0.69	3.13	1.75	15.81	0.48	20.00	77.88	15.22	77.88	25.00	0.46	3.07	61.33
EQSB	Equitable Bank of Wheaton MD	5.95	5.95	0.59	10.63	7.63	0.53	9.54	NA	NA	0.23	13.11	131.44	7.82	131.44	14.61	0.00	0.00	0.00
EVRT	Evertrust Fin. Grp, Inc. of WA*	14.57	14.57	0.88	4.94	5.60	0.87	4.89	NA	NA	1.51	17.84	102.77	14.97	102.77	18.02	0.44	2.42	43.14
FFDF	FFD Financial Corp of Dover OH	12.10	12.10	0.96	7.69	8.50	0.84	6.71	NA	NA	0.60	11.76	90.91	11.00	90.91	13.48	0.38	3.17	37.25
FFLC	FFLC Bancorp of Leesburg FL	7.78	7.78	0.82	10.17	6.29	0.82	10.17	0.28	187.62	0.62	15.91	155.73	12.12	155.73	15.91	0.56	2.00	31.82
FFWC	FFW Corporation of Wabash IN	9.68	9.18	0.91	9.60	9.77	0.85	8.91	NA	NA	1.28	10.23	96.70	9.36	101.90	11.03	0.56	3.60	36.84
FMCO	FMS Fin Corp. of Burlington NJ	5.40	5.40	0.60	10.95	7.47	0.56	10.27	0.44	98.65	1.24	13.40	139.64	7.54	139.64	14.28	0.12	1.11	14.81
FFHH	FSF Financial Corp. of MN	8.12	7.08	0.92	10.64	9.88	0.44	5.11	0.68	49.02	0.47	10.12	104.93	8.52	120.34	21.07	1.00	4.84	49.02
FDTR	Federal Trust Corp of FL	6.02	6.02	0.45	7.52	5.35	0.26	4.25	1.45	39.49	0.67	18.70	125.36	7.55	125.36	NM	0.00	0.00	0.00
FBCI	Fidelity Bancorp of Chicago IL	7.24	7.24	0.91	12.74	9.29	0.76	10.66	0.26	76.65	0.31	10.77	132.70	9.61	132.70	12.87	0.36	1.71	18.37
FSBI	Fidelity Bancorp, Inc. of PA	6.26	5.93	0.66	10.75	9.19	0.60	9.71	0.48	105.42	0.90	10.89	114.47	7.17	120.75	12.05	0.48	2.37	25.81
FFFL	Fidelity Bankshares, Inc of FL	8.38	8.27	0.31	4.94	1.93	0.32	5.06	NA	NA	NA	NM	180.04	15.09	182.48	NM	0.40	1.98	NM
FFED	Fidelity Fed. Bancorp of IN(8)	7.46	6.86	0.14	2.33	1.54	-0.54	-8.72	2.40	55.90	2.01	NM	130.65	9.75	142.08	NM	0.00	0.00	0.00
FLBC	Finger Lakes Bancorp Inc of NY	10.70	10.70	0.55	5.11	4.56	0.43	3.95	0.22	206.46	0.85	21.93	113.74	12.17	113.74	28.41	0.24	1.92	42.11
FBTC	First BancTrust Corp of IL	14.81	14.81	0.92	6.21	7.12	0.65	4.36	2.81	30.89	1.55	14.04	85.84	12.71	85.84	20.00	0.20	1.25	17.54
FBEI	First Bancorp of Indiana of IN	17.22	15.99	0.68	3.72	4.86	0.51	2.79	0.19	208.33	0.65	20.59	79.73	13.73	85.89	27.45	0.30	2.14	44.12
FBSI	First Bancshares, Inc. of MO	10.46	10.19	0.80	7.12	7.55	0.80	7.12	1.33	23.70	0.40	13.25	93.69	9.80	96.13	13.25	0.16	1.17	15.53
FBBC	First Bell Bancorp, Inc. of PA	7.77	7.77	0.75	9.82	7.93	0.72	9.38	0.12	87.59	0.21	12.61	121.06	9.40	121.06	13.20	0.48	2.84	35.82
FCAP	First Capital, Inc. of IN	12.10	12.06	1.18	9.58	7.19	1.13	9.18	0.26	154.06	0.56	13.92	127.09	15.37	127.48	14.52	0.52	3.11	43.33
FDEF	First Defiance Fin. Corp of OH	9.80	8.64	1.27	13.02	11.57	0.64	6.61	0.32	276.80	1.88	8.64	106.17	10.41	120.53	17.03	0.52	3.02	26.13
FESX	First Essex Bancorp, Inc of MA*	7.86	6.81	1.07	14.47	7.11	1.01	13.70	0.29	277.35	NA	14.06	189.53	14.90	218.75	14.86	0.88	2.79	39.29
FFBH	First Fed. Bancshares of AR	10.45	10.45	0.79	7.42	7.29	0.72	6.75	NA	NA	0.19	13.72	105.41	11.01	105.41	15.06	0.48	1.96	26.82
FTFC	First Fed. Capital Corp. of WI	7.08	6.16	1.14	17.69	7.04	0.49	7.65	0.31	117.17	0.54	14.20	210.29	14.88	241.50	NM	0.52	2.60	36.88
FFKY	First Fed. Fin. Corp. of KY	9.33	7.89	1.10	12.22	7.78	1.10	12.22	0.47	114.35	0.62	12.86	151.09	14.09	178.69	12.86	0.72	3.15	40.45
FFBI	First Federal Bancshares of IL	18.04	18.04	0.76	4.01	5.29	0.70	3.69	0.54	NA	NA	18.90	80.22	14.48	80.22	20.53	0.32	1.92	36.36
FFSX	First Federal Bankshares of IA	10.96	8.06	0.43	4.00	5.25	0.18	1.65	NA	NA	1.18	19.04	77.31	8.47	105.11	NM	0.32	2.47	47.06

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of April 19, 2002

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
FFBZ First Federal Bncrp, Inc of OH	8.97	8.96	1.12	13.47	11.86	0.99	11.85	0.24	290.63	0.80	8.43	107.53	9.64	107.69	9.59	0.20	2.86	24.10
FFCH First Fin. Holdings Inc. of SC	6.93	6.47	1.06	16.09	6.44	0.95	14.51	0.82	84.83	0.83	15.52	236.86	16.41	253.57	17.21	0.68	2.39	37.16
FFHS First Franklin Corp. of OH	7.94	7.93	0.41	5.21	5.26	0.33	4.11	0.43	92.44	0.54	19.01	98.11	7.79	98.18	24.11	0.30	2.22	42.25
FGHC First Georgia Hold., Inc of GA	8.30	8.11	0.73	9.09	6.22	0.73	9.09	1.99	46.83	1.14	16.09	142.86	11.86	146.25	16.09	0.10	2.70	43.48
FFSL First Independence Corp. of KS	9.60	9.60	1.46	15.72	14.98	1.01	10.86	1.99	24.97	0.57	6.67	101.81	9.77	101.81	9.66	0.50	3.17	21.19
FKAN First Kansas Fin. Corp. of KS	11.27	11.24	0.42	3.68	4.44	0.48	4.15	0.09	206.15	0.45	22.50	83.18	9.38	83.43	19.93	0.20	1.43	32.26
FKFS First Keystone Fin., Inc of PA	6.02	6.02	0.51	8.36	6.89	0.50	8.09	0.54	84.63	0.89	14.51	120.53	7.25	120.53	15.00	0.36	2.02	29.27
CASH First Midwest Fin., Inc. of IA	7.82	7.21	0.33	4.10	5.25	0.34	4.16	1.34	56.29	1.18	19.06	77.23	6.04	83.83	18.79	0.52	3.84	73.24
FMSB First Mutual Bncshrs Inc of WA*	7.66	7.66	1.04	14.04	9.67	0.80	10.77	0.08	NA	1.23	10.34	137.27	10.52	137.27	13.48	0.25	1.66	17.12
FNFG First Niagara MHC of NY (38.3)*	9.12	6.29	0.79	8.43	3.86	0.77	8.22	0.44	147.98	1.00	25.88	211.63	19.30	306.86	26.52	0.44	2.05	53.01
FNFI First Niles Fin., Inc. of OH	18.69	18.69	0.92	4.44	3.86	0.71	3.46	1.52	46.40	1.68	25.93	118.14	22.08	118.14	NM	0.52	3.71	NM
FPFC First Place Fin. Corp. of OH	11.48	10.21	1.04	8.69	6.89	0.86	7.19	0.86	61.62	0.91	14.52	129.44	14.86	145.55	17.54	0.50	2.97	43.10
FSFF First SecurityFed Fin of IL	17.42	17.39	1.58	8.29	7.44	1.57	8.23	0.40	158.25	0.94	13.43	117.56	20.48	117.77	13.52	0.52	2.58	34.67
FSLA First Sentinal Bancorp of NJ	10.76	10.50	1.25	11.19	5.60	1.23	11.05	0.09	683.87	1.03	17.87	196.91	21.19	201.79	18.09	0.30	2.05	36.59
FBNW FirstBank NW Corp. of ID	9.30	9.30	0.80	8.25	8.72	0.39	3.99	0.53	150.22	1.44	11.46	94.69	8.80	94.69	23.68	0.48	2.67	30.57
FFDB FirstFed Bancorp, Inc. of AL	10.14	9.59	0.66	6.04	6.92	0.66	6.04	NA	NA	0.71	14.45	92.24	9.35	97.49	14.45	0.28	3.80	54.90
FFBK FloridaFirst Bancorp of FL	14.46	14.46	0.86	5.72	5.19	0.83	5.55	NA	NA	NA	19.29	109.57	15.85	109.57	19.89	0.24	1.27	24.49
FFIC Flushing Fin. Corp. of NY*	8.97	8.70	1.07	11.44	6.17	1.05	11.24	0.16	272.90	0.61	16.21	181.90	16.31	187.40	16.50	0.36	2.00	32.43
FKKY Frankfort First Bancorp of KY	12.45	12.45	1.01	8.26	6.59	1.01	8.26	0.55	12.80	0.07	15.18	124.98	15.56	124.98	15.18	1.12	6.15	NM
GUPB GFSB Bancorp, Inc of Gallup NM	7.90	7.90	0.93	12.07	10.47	0.90	11.76	0.90	47.25	0.65	9.55	109.42	8.64	109.42	9.80	0.40	2.67	25.48
GSLA GS Financial Corp. of LA	18.78	18.78	0.86	4.42	6.33	0.65	3.33	0.13	174.70	0.53	15.80	72.01	13.52	72.01	21.00	0.36	2.35	37.11
GBNK Gaston Fed Bnp MHC of NC(42.1)	9.29	8.22	0.56	4.12	2.40	0.66	4.84	0.51	135.99	0.93	NM	168.35	15.63	190.29	NM	0.32	1.92	NM
GCFC Grand Central Fin. Corp. of OH	15.01	15.01	0.41	3.00	2.82	0.50	3.67	0.81	37.87	0.53	NM	105.57	15.85	105.57	28.95	0.36	3.27	NM
GTPS Great American Bancorp of IL	11.03	11.03	0.73	6.24	6.18	0.70	5.97	0.23	268.73	0.71	16.19	105.09	11.59	105.09	16.92	0.44	1.96	31.65
PEDE Great Pee Dee Bancorp of SC	20.60	19.25	0.91	4.15	4.65	0.91	4.15	1.18	54.20	0.77	21.53	88.56	18.25	94.78	21.53	0.50	3.94	NM
GAFC Greater Atlant. Fin Corp of VA	5.31	4.99	0.05	0.85	0.93	-1.02	-17.66	0.08	295.67	0.50	NM	90.34	4.80	96.13	NM	0.00	0.00	0.00
GCBC Green Co Bcrp MHC of NY (42.8)	12.88	12.88	0.67	4.89	3.36	0.67	4.89	0.35	141.45	0.80	29.72	142.98	18.42	142.98	29.72	0.56	3.09	NM
GFED Guaranty Fed Bancshares of MO	12.34	12.33	0.96	7.57	6.58	0.67	5.24	0.87	73.41	0.78	15.20	114.60	14.15	114.69	21.98	0.50	3.50	53.19
HCBB HCB Bancshares, Inc. of AR	10.73	10.66	0.34	3.11	3.44	0.34	3.11	1.39	36.94	1.11	29.09	93.35	10.01	93.90	29.09	0.28	1.75	50.91
HFFC HF Financial Corp. of SD	7.34	6.59	0.56	8.07	9.10	0.50	7.23	0.99	90.04	1.26	10.99	86.50	6.35	96.30	12.26	0.44	3.45	37.93
HFBA HFB Financial Corp of KY	9.32	9.23	0.67	7.13	7.72	0.62	6.62	NA	NA	0.55	12.95	89.67	8.36	90.51	13.94	0.40	2.76	35.71
HMNF HMN Financial, Inc. of MN	10.03	9.41	0.75	7.75	7.68	0.55	5.63	0.52	97.90	0.78	13.02	98.42	9.87	104.94	17.94	0.56	3.47	45.16
HARB Harbor Florida Bancshrs of FL	12.11	11.93	1.42	10.99	4.98	1.39	10.78	0.20	374.19	0.94	20.10	219.72	26.61	223.07	20.50	0.45	2.20	44.12
HARL Harleysville Svgs Fin Cp of PA	6.08	6.08	0.74	12.02	8.70	0.71	11.62	0.03	NA	0.68	11.50	132.35	8.05	132.35	11.90	0.56	2.71	31.11
HFFB Harrodsburg 1st Fin Bcrp of KY	15.73	15.47	0.48	2.69	3.57	0.48	2.69	0.75	37.77	0.38	27.98	76.93	12.10	78.19	27.98	0.60	4.66	NM
HTHR Hawthorne Fin. Corp. of CA	6.49	6.49	0.93	14.99	9.87	0.94	15.23	1.43	115.55	1.76	10.13	141.52	9.18	141.52	9.97	0.00	0.00	0.00
HMLK Hemlock Fed. Fin. Corp. of IL	7.23	6.71	0.70	9.81	7.89	0.60	8.34	NA	NA	NA	12.68	119.36	8.63	128.59	14.91	0.60	2.44	30.93
HFWA Heritage Financial Corp of WA	13.42	12.27	1.08	7.65	6.10	0.91	6.45	0.61	161.62	1.16	16.39	129.03	17.31	141.08	19.43	0.46	3.38	55.42
HCBC High Country Bancorp of CO	9.10	9.10	0.99	10.02	9.03	0.67	6.78	1.13	73.21	1.04	11.07	114.45	10.41	114.45	16.37	0.50	2.57	28.41
HIFS Hingham Inst. for Sav. of MA*	8.68	8.68	1.41	16.10	8.44	1.38	15.77	NA	NA	0.88	11.85	180.10	15.64	180.10	12.09	0.64	2.17	25.70
HCFC Home City Fin. Corp. of OH	8.07	7.81	0.58	6.72	8.71	0.38	4.32	1.03	34.74	0.45	11.49	77.90	6.29	80.50	17.85	0.44	3.79	43.56
HWEN Home Financial Bancorp of IN	9.03	9.03	0.71	7.54	8.22	0.67	7.11	2.61	24.52	0.80	12.17	94.25	8.51	94.25	12.91	0.12	2.82	34.29
HLFC Home Loan Financial Corp of OH	15.42	15.42	1.19	7.42	7.74	1.16	7.25	0.73	51.18	0.44	12.92	96.72	14.91	96.72	13.22	0.48	4.17	53.93
HSTD Homestead Bancorp, Inc. of LA	10.08	10.08	0.51	4.82	6.27	0.43	4.06	0.33	84.71	0.45	15.95	76.78	7.74	76.78	18.96	0.24	2.39	38.10
HFBC HopFed Bancorp of KY	16.29	16.29	0.65	3.52	3.75	1.11	6.00	0.26	121.89	0.55	26.66	95.68	15.59	95.68	15.64	0.44	3.75	NM
HRZB Horizon Financial Corp. of WA*	13.35	13.28	1.28	9.63	8.33	1.18	8.84	0.13	587.16	1.01	12.00	114.38	15.27	114.98	13.07	0.48	3.64	43.64
HCBK Hudson Cty Bcp MHC of NJ(38.7)*	11.28	11.28	1.31	10.08	3.72	1.31	10.08	NA	NA	0.40	26.90	281.46	31.75	281.46	26.90	0.64	1.75	47.06
HRBT Hudson River Bancorp Inc of NY	11.84	9.74	1.08	8.05	4.81	1.07	7.98	0.90	177.69	2.07	20.78	161.74	19.15	196.57	20.96	0.40	1.66	34.48
ITLA ITLA Capital Corp of CA*	9.14	9.14	1.26	13.42	10.25	1.26	13.42	2.17	81.29	2.03	9.76	128.50	11.75	128.56	9.76	0.00	0.00	0.00
ICBC Independence Comm Bnk Cp of NY	11.54	9.00	1.17	10.25	4.63	1.16	10.18	0.61	169.53	1.33	21.61	210.61	24.31	270.07	21.75	0.44	1.39	29.93
IFSB Independence FSB of DC	8.95	8.55	0.13	1.45	2.02	-0.12	-1.39	0.88	20.93	0.65	NM	71.07	6.36	74.36	NM	0.00	0.00	0.00
IPSW Ipswich Bancshares, Inc. of MA(8)*	4.71	4.71	0.94	18.55	7.18	0.88	17.53	0.06	NA	1.04	13.92	258.98	12.19	258.98	14.73	0.48	2.36	32.88
JXVL Jacksonville Bancorp Inc of TX	9.31	9.31	1.23	11.83	9.24	1.23	11.78	0.23	NA	NA	10.82	125.31	11.67	125.31	10.87	0.50	2.00	21.65
JXSB Jcksnville SB MHC of IL (45.6)	8.81	7.37	-0.01	-0.09	-0.09	0.77	8.66	3.02	16.89	0.73	NM	105.46	9.29	125.98	12.04	0.30	2.68	NM
KFBI Klamath First Bancorp of OR	7.48	4.46	0.56	5.97	6.95	0.27	2.80	0.08	699.57	1.19	14.40	88.13	6.60	147.90	NM	0.52	3.69	53.06
LSBX LSB Corp of No. Andover MA*	12.34	12.34	0.78	6.34	5.75	0.73	5.93	0.22	418.29	1.75	17.40	108.50	13.39	108.50	18.61	0.44	3.28	57.14

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of April 19, 2002

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
LSBI LSB Fin. Corp. of Lafayette IN	8.32	8.32	0.76	9.56	8.46	0.60	7.55	NA	NA	NA	11.82	109.43	9.11	109.43	14.97	0.44	2.37	28.03
LARL Laurel Capital Group Inc of PA	10.45	10.45	1.28	12.69	8.19	1.26	12.46	0.24	291.15	1.02	12.21	151.02	15.78	151.02	12.43	0.72	3.47	42.35
LFED Leeds Fed Bksr MHC of MD(27.3)(8)	12.31	12.31	0.64	4.74	1.69	0.64	4.74	0.62	27.85	0.31	NM	275.88	33.96	275.88	NM	0.60	1.91	NM
LXMO Lexington B&L Fin. Corp. of MO	10.21	9.66	0.48	4.13	5.29	0.43	3.71	0.67	75.87	0.98	18.90	77.70	7.93	82.16	21.06	0.30	2.04	38.46
LIBB Liberty Bancrp MHC of NJ(36.7)	9.14	9.14	0.28	2.78	1.44	0.28	2.78	0.11	230.00	0.41	NM	198.31	18.12	198.31	NM	0.12	0.64	44.44
LFCO Life Financial Corp of CA(8)	3.63	3.63	-1.82	-47.84	NM	-1.97	NM	7.01	24.59	2.20	NM	40.38	1.46	40.38	NM	0.00	0.00	NM
LNCB Lincoln Bancorp of IN	17.51	17.02	0.81	4.61	4.29	0.72	4.09	0.34	160.19	0.75	23.29	109.98	19.25	113.09	26.29	0.40	2.17	50.63
LOGN Logansport Fin. Corp. of IN	12.60	12.60	1.03	7.98	7.53	1.03	7.98	1.46	56.23	1.00	13.27	106.60	13.43	106.60	13.27	0.48	2.68	35.56
MAFB MAF Bancorp, Inc. of IL	7.79	5.90	1.12	14.76	6.96	1.00	13.16	0.36	96.50	0.46	14.36	196.05	15.28	258.80	16.10	0.60	1.61	23.17
MFBC MFB Corp. of Mishawaka IN	8.48	8.48	0.72	8.72	9.67	0.49	5.99	0.66	178.83	1.60	10.34	87.06	7.38	87.06	15.07	0.42	1.85	19.09
MSBF MSB Financial, Inc of MI	17.27	17.27	1.77	10.95	10.53	1.26	7.80	1.70	40.58	0.77	9.50	99.21	17.13	99.21	13.34	0.40	3.19	30.30
MASB MassBank Corp. of Reading MA*	11.83	11.72	1.12	9.61	7.28	0.82	7.02	0.07	410.40	0.80	13.74	128.73	15.23	129.94	18.80	1.32	2.81	38.60
MTXC Matrix Bancorp, Inc. of CO	4.33	4.33	0.54	12.82	10.08	0.81	19.28	2.77	20.48	4.66	9.92	118.74	5.14	118.74	6.59	0.00	0.00	0.00
MFLR Mayflower Co-Op. Bank of MA*	8.24	8.17	0.77	9.30	6.93	0.81	9.86	NA	NA	1.31	14.42	134.14	11.06	135.40	13.60	0.60	4.16	60.00
MDBK Medford Bancorp, Inc. of MA*	7.90	7.79	1.01	12.77	6.60	0.91	11.48	0.07	725.41	1.04	15.16	186.97	14.77	189.60	16.86	0.60	2.22	33.71
METF Metropolitan Fin. Corp. of OH	2.90	2.75	-0.12	-4.12	-5.93	-0.44	-15.64	1.90	57.49	1.63	NM	71.81	2.09	75.98	NM	0.00	0.00	NM
MBBC Monterey Bay Bancorp of CA	9.33	9.05	0.73	7.99	6.28	0.70	7.62	0.42	295.96	1.41	15.93	119.64	11.16	123.30	16.69	0.00	0.00	0.00
MFSF MutualFirst Fin. Inc. of IN	14.24	14.11	1.05	6.86	6.34	0.93	6.07	1.04	67.77	0.85	15.79	116.53	16.60	117.61	17.85	0.36	1.88	29.75
MYST Mystic Fin., Inc of Medford MA*	8.29	8.29	0.37	3.82	3.38	0.56	5.91	NA	NA	0.85	29.55	122.95	10.19	122.95	19.12	0.36	1.85	54.55
NASB NASB Fin, Inc. of Grandview MO	10.01	9.89	1.83	20.13	8.77	0.83	9.14	NA	NA	0.75	11.40	212.39	21.27	214.97	25.10	0.60	2.41	27.52
NHTB NH Thrift Bancshares of NH	5.86	3.41	0.65	11.13	9.14	0.54	9.26	0.53	168.07	1.29	10.94	117.06	6.86	201.38	13.16	0.64	3.66	40.00
NYCB New York Community Bcrp of NY*	10.68	3.36	1.64	18.29	3.49	1.51	16.87	0.19	228.21	0.75	28.63	305.60	32.63	NM	NM	0.80	2.71	NM
NMIL Newmil Bancorp, Inc. of CT*	8.33	6.80	0.99	11.42	6.56	0.95	10.88	0.31	295.65	1.59	15.23	169.27	14.11	207.45	15.98	0.50	2.56	39.06
NBSI North Bancshares of Chicago IL	9.90	9.90	0.35	3.73	3.25	0.32	3.37	NA	NA	0.32	NM	110.98	10.98	110.98	NM	0.44	3.40	NM
FFFD North Central Bancshares of IA	9.59	8.25	1.11	11.73	10.35	1.11	11.73	0.42	181.48	0.90	9.66	113.05	10.84	131.37	9.66	0.72	2.97	28.69
NEIB Northeast Indiana Bncrp of IN	11.02	11.02	0.82	7.41	8.82	0.77	6.94	NA	NA	1.19	11.34	85.01	9.37	85.01	12.10	0.48	3.33	37.80
NWSB Northwest Bcrp MHC of PA(25.4)	7.10	5.38	0.82	11.45	5.23	0.75	10.43	0.53	98.31	0.72	19.10	207.79	14.75	274.09	20.98	0.24	1.88	35.82
OCFC OceanFirst Fin. Corp of NJ	8.32	8.22	1.06	11.89	5.87	0.91	10.21	0.36	163.96	0.79	17.03	210.55	17.52	213.13	19.83	1.04	3.32	56.52
ONFC Oneida Fincl MHC of NY (43.1)	12.77	11.42	0.89	6.90	3.53	0.81	6.28	0.08	586.67	1.00	28.36	188.92	24.12	211.21	NM	0.76	3.01	NM
OTFC Oregon Trail Fin. Corp. of OR	12.91	12.90	1.13	7.99	7.87	1.19	8.42	0.24	246.31	0.82	12.70	110.12	14.22	110.24	12.06	0.40	2.10	26.67
PBNC PFS Bancorp Inc of IN	21.11	21.11	0.73	3.46	4.15	0.83	3.92	0.75	66.73	0.71	24.08	83.29	17.58	83.29	21.25	0.20	1.38	33.33
PHSB PHSB Financial Corp of PA	16.75	16.75	0.78	6.54	4.62	0.75	6.33	0.19	253.96	1.09	21.64	91.66	15.36	91.66	22.34	0.32	2.31	50.00
PVFC PVF Capital Corp. of OH	7.29	7.29	1.00	14.36	11.00	0.80	11.53	NA	NA	0.65	9.09	123.58	9.01	123.58	11.32	0.30	2.50	22.73
PBCI Pamrapo Bancorp, Inc. of NJ	8.81	8.81	0.99	10.71	7.03	0.99	10.71	0.65	61.46	0.58	14.23	149.67	13.18	149.67	14.23	1.50	5.43	NM
PFED Park Bancorp of Chicago IL	11.21	11.21	0.65	5.61	6.63	0.56	4.88	0.05	409.84	0.37	15.08	88.45	9.91	88.45	17.35	0.48	2.45	36.92
PVSA Parkvale Financial Corp of PA	7.02	7.00	1.02	14.68	8.96	0.96	13.84	0.65	146.01	1.24	11.16	157.27	11.04	157.63	11.84	0.72	2.62	29.27
PRTR Partners Trust MHC (46.) of NY	14.86	14.86	0.64	4.33	3.18	0.64	4.33	NA	NA	NA	NM	136.41	20.27	136.41	NM	0.00	0.00	0.00
PBHC Pathfinder BC MHC of NY (39.3)*	9.08	8.12	0.68	7.44	4.68	0.51	5.52	1.25	54.92	1.03	21.37	155.33	14.10	173.66	28.80	0.28	2.11	45.16
PFSB PennFed Fin. Services of NJ	6.36	6.03	0.75	11.70	7.21	0.74	11.63	0.14	204.19	0.39	13.86	161.63	10.28	170.52	13.94	0.24	0.97	13.41
PFDC Peoples Bancorp of Auburn IN	11.90	11.25	1.02	8.48	8.00	0.98	8.12	NA	NA	0.50	12.50	104.60	12.45	110.62	13.06	0.60	3.43	42.86
PBCT Peoples Bank, MHC of CT (40.7)*	7.86	6.89	0.66	8.28	4.71	0.30	3.77	0.38	252.09	1.68	21.24	171.91	13.52	196.17	NM	1.44	5.51	NM
PCBI Peoples Community Bcrp. of OH	8.72	8.09	0.65	6.71	4.90	0.11	1.18	0.34	307.83	1.15	20.39	130.41	11.37	140.54	NM	0.00	0.00	0.00
PSFC Peoples Sidney Fin. Corp of OH	12.41	12.41	0.53	4.15	4.32	0.47	3.71	1.13	44.17	0.57	23.15	96.61	11.99	96.61	25.84	0.36	3.24	NM
PHFC Pittsburgh Home Fin Corp of PA	5.12	5.08	0.11	2.05	2.28	0.11	1.99	0.84	79.84	1.00	NM	95.71	4.90	96.47	NM	0.36	2.48	NM
PFSL Pocahontas Bancorp, Inc. of AR	9.31	6.20	0.40	4.07	4.06	0.71	7.23	1.43	41.37	0.86	24.63	98.11	9.13	147.23	13.87	0.28	2.84	70.00
PORT Port Fin. Corp of Brighton MA	10.84	10.84	1.00	7.53	5.57	1.04	7.82	0.01	NA	1.19	17.96	151.22	16.39	151.22	17.28	0.40	1.24	22.35
PRBC Prestige Bancorp, Inc. of PA(8)	6.03	6.03	0.02	0.27	0.22	-0.04	-0.72	1.32	45.25	0.84	NM	122.52	7.39	122.52	NM	0.00	0.00	0.00
PFNC Progress Financial Corp. of PA	5.94	5.94	0.06	1.01	0.94	-0.08	-1.35	NA	NA	1.96	NM	108.28	6.43	108.28	NM	0.00	0.00	0.00
PBCP Provident Bcp MHC of NY (45.2)	11.65	11.65	0.93	8.16	3.80	0.88	7.75	0.31	335.88	1.51	26.29	204.86	23.87	204.86	27.66	0.40	1.51	39.60
PROV Provident Fin. Holdings of CA	9.44	9.44	0.88	10.11	8.19	0.28	3.22	0.30	185.65	0.97	12.20	119.42	11.28	119.47	NM	0.00	0.00	0.00
PLSK Pulaski Bncp MHC of NJ (41.8)(8)	10.69	10.69	0.42	4.03	1.59	0.51	4.96	0.18	292.42	0.83	NM	247.54	26.47	247.54	NM	0.40	1.23	NM
PULB Pulaski Fin Cp of St. Louis MO	9.75	9.75	1.28	12.22	7.11	0.74	7.06	0.84	77.32	1.00	14.07	170.86	16.66	170.86	24.36	0.30	1.58	22.22
QCBC Quaker City Bancorp, Inc of CA	8.31	8.26	1.37	17.25	9.74	1.35	16.96	0.21	386.64	0.96	10.27	160.48	13.33	161.28	10.45	0.00	0.00	0.00
RIVR River Valley Bancorp of IN	9.38	9.36	1.11	11.29	9.53	0.82	8.33	NA	NA	1.25	10.49	115.26	10.81	115.47	14.22	0.60	2.34	24.59
RVSB Riverview Bancorp, Inc. of WA	13.56	13.37	1.10	8.71	7.27	0.84	6.60	0.73	77.32	0.79	13.76	118.38	16.05	120.08	18.17	0.44	3.11	42.72
ROME Rome Bncp Inc MHC of NY (41.6)*	14.69	14.69	0.93	6.16	3.59	0.92	6.08	0.31	211.52	0.94	27.88	176.40	25.92	176.40	28.25	0.36	1.66	46.15

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I (continued)
Weekly Thrift Market Line - Part Two
Prices As Of April 19, 2002

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
RSLN Roslyn Bancorp, Inc. of NY*	6.51	6.50	1.35	18.52	5.72	1.37	18.81	0.53	88.37	1.10	17.49	342.88	22.33	343.40	17.22	0.50	2.23	39.06
SCFS Seacoast Fin Serv Corp of MA*	9.13	8.05	0.98	10.37	5.93	0.98	10.37	0.47	186.76	1.15	16.85	170.25	15.55	193.14	16.85	0.40	1.87	31.50
SFBI Security Financial Bcrp of IN	18.62	18.62	0.52	2.81	2.81	0.57	3.07	NA	NA	1.37	NM	101.55	18.91	101.55	NM	0.00	0.00	0.00
SKBO Skibo Fin Corp MHC of PA(39.4)	16.00	16.00	0.48	2.89	1.84	0.48	2.89	0.07	376.11	0.87	NM	158.83	25.42	158.83	NM	0.48	3.84	NM
SOBI Sobieski Bancorp of S. Bend IN	9.90	9.90	0.56	5.42	7.36	0.45	4.29	NA	NA	0.47	13.58	71.86	7.11	71.86	17.14	0.32	2.22	30.19
SFFS Sound Fed Bp MHC of NY (41.1)	10.16	7.80	0.84	8.15	5.70	0.84	8.15	0.17	219.29	0.60	17.56	137.94	14.01	179.73	17.56	0.28	1.61	28.28
SSFC South Street Fin. Corp. of NC*	11.08	11.08	0.45	3.79	4.06	0.45	3.79	0.30	66.41	0.26	24.66	93.96	10.41	93.96	24.66	0.40	5.59	NM
SMBC Southern Missouri Bncrp of MO	9.19	7.82	0.73	7.52	7.45	0.73	7.52	0.37	152.49	0.73	13.42	100.16	9.20	117.72	13.42	0.50	2.59	34.72
STFR St. Francis Cap. Corp. of WI	7.46	6.85	0.85	12.66	8.73	0.59	8.69	0.51	110.25	0.99	11.45	137.18	10.23	149.39	16.67	0.60	2.45	28.04
SFFC StateFed Financial Corp. of IA	14.75	14.75	0.71	4.85	5.66	0.71	4.85	2.34	22.12	0.60	17.67	90.55	13.36	90.55	17.67	0.40	3.90	68.97
STSA Sterling Financial Corp. of WA	5.45	3.98	0.58	10.50	6.90	0.52	9.35	0.82	82.49	0.97	14.49	142.01	7.74	194.34	16.28	0.00	0.00	0.00
SUFI Superior Financial Corp of AR	7.55	4.12	0.77	11.03	7.44	0.72	10.34	0.51	140.28	1.11	13.45	137.23	10.36	251.29	14.34	0.40	2.05	27.59
THRD TF Fin. Corp. of Newtown PA	8.15	7.43	0.82	10.22	8.98	0.97	12.15	0.54	51.68	0.52	11.14	110.17	8.98	120.82	9.36	0.60	2.55	28.44
THTL Thistle Group Holdings of PA(8)	11.86	10.80	0.52	4.29	4.71	0.39	3.22	0.45	77.05	0.96	21.25	92.03	10.92	101.10	28.33	0.32	2.69	57.14
TSBK Timberland Bancorp, Inc. of WA	18.74	18.74	1.50	7.80	8.00	1.42	7.43	1.14	77.11	1.09	12.50	98.56	18.47	98.56	13.13	0.44	2.79	34.92
TRYF Troy Financial Corp of Troy NY	14.99	12.16	0.98	6.58	3.96	0.96	6.40	0.32	400.86	1.89	25.23	167.08	25.04	205.95	25.96	0.46	1.70	42.99
UCBC Union Community Bancorp of IN	23.70	23.70	1.42	5.30	5.87	1.42	5.30	0.48	75.36	0.43	17.05	93.34	22.12	93.34	17.05	0.44	2.93	50.00
UFBS Union Fin Bancshares Inc of SC	8.22	6.15	0.50	5.83	5.46	0.44	5.17	0.47	82.35	0.72	18.31	102.69	8.44	137.13	20.63	0.40	3.08	56.34
UCFC United Community Fin. of OH	13.46	12.12	0.98	6.05	5.49	0.78	4.81	0.67	88.73	0.81	18.23	109.26	14.71	121.33	22.91	0.30	3.74	68.18
UPFC United PanAm Fin. Corp of CA(8)	10.97	10.97	1.33	10.68	8.40	1.20	9.62	0.03	NA	6.45	11.90	122.43	13.43	122.43	13.22	0.00	0.00	0.00
UTBI United Tenn. Bancshares of TN	13.60	12.65	0.91	6.79	5.79	0.93	6.89	0.69	98.45	0.97	17.28	113.53	15.44	122.01	17.03	0.30	2.55	44.12
WHGB WHG Bancshrs of Lutherville MD(8)	10.33	10.30	0.24	2.40	2.18	0.24	2.40	NA	NA	NA	NM	108.12	11.17	108.45	NM	0.36	2.53	NM
WSFS WSFS Financial Corp. of DE*	5.23	5.18	0.94	17.49	10.08	0.36	6.64	0.47	238.30	2.05	9.93	169.81	8.87	171.38	26.14	0.16	0.86	8.56
WVFC WVS Financial Corp. of PA	7.32	7.32	1.24	17.16	11.29	1.24	17.16	1.20	56.38	1.58	8.86	146.06	10.69	146.06	8.86	0.64	4.01	35.56
WRNB Warren Bancorp of Peabody MA*	9.16	9.16	1.54	17.61	8.03	1.42	16.33	0.38	279.54	1.46	12.46	208.00	19.04	208.00	13.44	0.48	4.01	50.00
WSBI Warwick Community Bncrp of NY*	9.17	8.82	0.79	8.07	4.94	0.78	7.94	0.34	133.76	0.70	20.24	162.48	14.90	168.86	20.58	0.40	1.66	33.61
WFSL Washington Federal, Inc. of WA	12.59	12.07	1.78	14.79	7.57	1.76	14.64	0.70	42.21	0.49	13.20	186.46	23.47	194.44	13.34	0.88	3.40	44.90
WAYN Wayne Svgs Bks MHC of OH(47.5)(8)	7.76	7.67	0.53	6.67	3.30	0.44	5.46	1.07	20.30	0.28	NM	199.40	15.47	201.61	NM	0.68	3.40	NM
WYPT Waypoint Financial Corp of PA	9.05	8.79	0.77	8.31	5.61	0.67	7.32	0.45	94.68	0.93	17.82	143.59	12.99	147.76	20.25	0.40	2.24	40.00
WCFB Wbstr Cty Fed MHC of IA (38.4)	20.86	20.86	1.23	5.68	3.46	1.23	5.68	0.99	37.24	0.50	28.91	162.14	33.81	162.14	28.91	1.00	5.41	NM
WBST Webster Financial Corp. of CT	8.49	5.79	1.14	13.91	6.98	1.13	13.81	0.57	143.04	1.43	14.34	189.70	16.10	278.10	14.44	0.68	1.75	25.09
WEFC Wells Fin. Corp. of Wells MN	10.23	10.23	1.50	14.96	13.82	1.16	11.57	NA	NA	NA	7.23	102.62	10.50	102.62	9.35	0.72	3.47	25.09
WEBK West Essex Bp MHC of NJ (40.2)	13.74	12.80	0.84	6.07	3.13	0.84	6.07	0.49	74.60	0.81	NM	191.50	26.31	205.60	NM	0.56	2.83	NM
WOFC Western Ohio Fin. Corp. of OH	12.62	12.62	0.54	4.46	5.12	0.49	4.07	0.92	51.75	0.58	19.51	85.79	10.83	85.79	21.38	1.00	4.98	NM
WGBCD Willow Grove Bancorp of PA	16.71	16.71	0.45	2.70	2.53	0.68	4.05	0.75	91.69	1.00	NM	106.95	17.87	106.95	26.38	0.23	2.08	NM
YFCB Yonkers Fin Corp of Yonkers NY(8)	7.21	7.21	0.47	6.49	3.90	0.60	8.27	0.06	556.18	0.53	25.65	161.59	11.64	161.59	20.13	0.40	1.38	35.40

EXHIBIT 2

Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2001

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
ASBI	Ameriana Bancorp of IN(1)	3,343	-538	183	0	2,988	3,147	0.95
FFWC	FFW Corporation of Wabash IN	2,097	-221	75	0	1,951	1,380	1.41
FCAP	First Capital, Inc. of IN(1)	3,031	-160	54	0	2,925	2,546	1.15
FFBZ	First Federal Bncrp, Inc of OH	2,638	-491	167	0	2,314	3,161	0.73
LNCB	Lincoln Bancorp of IN	4,088	-697	237	0	3,628	5,155	0.70
MFBC	MFB Corp. of Mishawaka IN	2,944	-1,388	472	0	2,028	1,340	1.51
NEIB	Northeast Indiana Bncrp of IN	1,969	-195	66	0	1,840	1,551	1.19
PFDC	Peoples Bancorp of Auburn IN	4,892	-301	102	0	4,693	3,496	1.34
SFBI	Security Financial Bcrp of IN	1,064	134	-46	0	1,152	1,920	0.60
WOFC	Western Ohio Fin. Corp. of OH(1)	1,861	-222	75	0	1,714	1,796	0.95

(1) Financial information is for the quarter ending September 30, 2001.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT 3

Pro Forma Analysis Sheet

EXHIBIT 3
PRO FORMA ANALYSIS SHEET
Wayne Savings Bancshares, Inc.
April 19, 2002

Price Multiple		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	Ohio Companies Mean	Ohio Companies Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings ratio	=	P/E	23.70 x	13.71x	12.50x	14.81x	13.28x	15.75x	14.41x
Price-book ratio	=	P/B	91.67%	101.32%	103.08%	113.24%	106.55%	133.25%	119.94%
Price-assets ratio	=	P/A	11.18%	12.16%	10.24%	11.77%	10.96%	13.56%	12.11%

Valuation Parameters

Pre-Conversion Earnings (Y)	$1,649,000 (2)	ESOP Stock Purchases (E)	8.00%
Pre-Conversion Book Value (B)	$25,717,000 (3)	Cost of ESOP Borrowings (S)	0.00%
Pre-Conv. Tang. Book Value (B)	$25,436,000 (3)	ESOP Amortization (T)	20.00 years
Pre-Conversion Assets (A)	$332,006,000 (3)	RRP Amount (M)	4.00%
Reinvestment Rate (2)(R)	1.43%	RRP Vesting (N)	5.00 years
Est. Conversion Expenses (3)(X)	5.99%	Percentage Sold (PCT)	52.58%
Tax rate (TAX)	34.00%	Franchise Tax (L)	$82,677

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y-L)}{1 - P/E * PCT * ((1-X-E-M)*R - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $38,987,840

2. $V = \frac{P/B * B}{1 - P/B * PCT * (1-X-E-M)}$ V= $38,987,842

3. $V = \frac{P/A * A}{1 - P/A * PCT * (1-X-E-M)}$ V= $38,987,840

Conclusion	Gross Proceeds	Exchange Ratio	Full Conversion Value
Minimum	$17,425,000	1.2901	$33,139,660
Midpoint	$20,500,000	1.5177	$38,987,840
Maximum	$23,575,000	1.7454	$44,836,010
Super maximum value	$27,111,250	2.0072	$51,561,410

(1) Pricing ratios shown reflect the midpoint value.
(2) Includes impact of reinvesting $34,000 of MHC assets at an after-tax rate of 1.43 percent.
(3) Includes $34,000 of MHC assets.

EXHIBIT 4

Pro Forma Effect of Conversion Proceeds

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Wayne Bancshares, Inc.
At the Minimum of the Range

1. Conversion Proceeds

Full Conversion Value	$33,139,660
Exchange Ratio	1.2901
Offering Proceeds	$17,425,000
Less: Estimated Offering Expenses	1,185,140
Net Conversion Proceeds	$16,239,860

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$16,239,860
Less: Non-cash purchases(1)	2,091,000
Net Proceeds Reinvested	$14,148,860
Estimated net incremental rate of return	1.43%
Earnings Increase	$202,640
Less: Impact of State Franchise/Share Taxes	78,679
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings	46,002
Less: Recognition Plan Vesting	92,004
Net Earnings Increase	($14,045)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2001 (reported)	$1,649,000	($14,045)	$1,634,955
12 Months ended December 31, 2001 (core)	$1,334,000	($14,045)	$1,319,955

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	After Conversion
December 31, 2001	$25,717,000	$14,148,860	$39,865,860
December 31, 2001 (Tangible)	$25,436,000	$14,148,860	$39,584,860

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	After Conversion
December 31, 2001	$332,006,000	$14,148,860	$346,154,860

(1) Reflects ESOP borrowing of 8.0 percent of total offering and stock purchased by Recognition Plans 4.0 percent of total offering.
(2) ESOP is financed by Holding Company.
(3) ESOP borrowings are amortized over 20 years, amortization is tax-effected.
(4) Stock purchased by Recognition Plans is amortized over 5 years, amortization is tax-effected.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Wayne Bancshares, Inc.
At the Midpoint of the Range

1.	Conversion Proceeds	
	Full Conversion Value	$38,987,840
	Exchange Ratio	1.5177
	Offering Proceeds	$20,500,000
	Less: Estimated Offering Expenses	1,227,575
	Net Conversion Proceeds	$19,272,425
2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$19,272,425
	Less: Non-cash purchases(1)	2,460,000
	Net Proceeds Reinvested	$16,812,425
	Estimated net incremental rate of return	1.43%
	Earnings Increase	$240,788
	Less: Impact of State Franchise/Share Taxes	82,677
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings	54,120
	Less: Recognition Plan Vesting	108,240
	Net Earnings Increase	($4,249)

		Before Conversion	Net Earnings Increase	After Conversion
3.	Pro Forma Earnings			
	12 Months ended December 31, 2001 (reported)	$1,649,000	($4,249)	$1,644,751
	12 Months ended December 31, 2001 (core)	$1,334,000	($4,249)	$1,329,751

		Before Conversion	Net Cash Proceeds	After Conversion
4.	Pro Forma Net Worth			
	December 31, 2001	$25,717,000	$16,812,425	$42,529,425
	December 31, 2001 (Tangible)	$25,436,000	$16,812,425	$42,248,425

		Before Conversion	Net Cash Proceeds	After Conversion
5.	Pro Forma Assets			
	December 31, 2001	$332,006,000	$16,812,425	$348,818,425

(1) Reflects ESOP borrowing of 8.0 percent of total offering and stock purchased by Recognition Plans 4.0 percent of total offering.
(2) ESOP is financed by Holding Company.
(3) ESOP borrowings are amortized over 20 years, amortization is tax-effected.
(4) Stock purchased by Recognition Plans is amortized over 5 years, amortization is tax-effected.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Wayne Bancshares, Inc.
At the Maximum of the Range

1.	Conversion Proceeds	
	Full Conversion Value	$44,836,010
	Exchange Ratio	1.7454
	Offering Proceeds	$23,575,000
	Less: Estimated Offering Expenses	1,270,010
	Net Conversion Proceeds	$22,304,990
2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$22,304,990
	Less: Non-cash purchases(1)	2,829,000
	Net Proceeds Reinvested	$19,475,990
	Estimated net incremental rate of return	1.43%
	Earnings Increase	$278,935
	Less: Impact of State Franchise/Share Taxes	95,688
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings	62,238
	Less: Recognition Plan Vesting	124,476
	Net Earnings Increase	($3,467)

		Before Conversion	Net Earnings Increase	After Conversion
3.	Pro Forma Earnings			
	12 Months ended December 31, 2001 (reported)	$1,649,000	($3,467)	$1,645,533
	12 Months ended December 31, 2001 (core)	$1,334,000	($3,467)	$1,330,533

		Before Conversion	Net Cash Proceeds	After Conversion
4.	Pro Forma Net Worth			
	December 31, 2001	$25,717,000	$19,475,990	$45,192,990
	December 31, 2001 (Tangible)	$25,436,000	$19,475,990	$44,911,990

		Before Conversion	Net Cash Proceeds	After Conversion
5.	Pro Forma Assets			
	December 31, 2001	$332,006,000	$19,475,990	$351,481,990

(1) Reflects ESOP borrowing of 8.0 percent of total offering and stock purchased by Recognition Plans 4.0 percent of total offering.
(2) ESOP is financed by Holding Company.
(3) ESOP borrowings are amortized over 20 years, amortization is tax-effected.
(4) Stock purchased by Recognition Plans is amortized over 5 years, amortization is tax-effected.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Wayne Bancshares, Inc.
At the Superrange Maximum

1. Conversion Proceeds

Full Conversion Value	$51,561,410
Exchange Ratio	2.0072
Offering Proceeds	$27,111,250
Less: Estimated Offering Expenses	1,301,500
Net Conversion Proceeds	$25,809,750

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$25,809,750
Less: Non-cash purchases(1)	3,253,350
Net Proceeds Reinvested	$22,556,400
Estimated net incremental rate of return	1.43%
Earnings Increase	$323,053
Less: Impact of State Franchise/Share Taxes	110,722
Less: Estimated cost of ESOP borrowings(2)	0
Less: Amortization of ESOP borrowings(3)	71,574
Less: Recognition Plan Vesting(4)	143,147
Net Earnings Increase	($2,390)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2001 (reported)	$1,649,000	($2,390)	$1,646,610
12 Months ended December 31, 2001 (core)	$1,334,000	($2,390)	$1,331,610

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	After Conversion
December 31, 2001	$25,717,000	$22,556,400	$48,273,400
December 31, 2001 (Tangible)	$25,436,000	$22,556,400	$47,992,400

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	After Conversion
December 31, 2001	$332,006,000	$22,556,400	$354,562,400

(1) Reflects ESOP borrowing of 8.0 percent of total offering and stock purchased by Recognition Plans 4.0 percent of total offering.
(2) ESOP is financed by Holding Company.
(3) ESOP borrowings are amortized over 20 years, amortization is tax-effected.
(4) Stock purchased by Recognition Plans is amortized over 5 years, amortization is tax-effected.

EXHIBIT 5

Firm Qualifications Statement

RP FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP Financial provides financial and management consulting and valuation services to the financial services industry nationwide, particularly federally-insured financial institutions. RP Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, and careful structuring of strategic plans and transactions. RP Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking, thereby providing our clients with considerable resources.

STRATEGIC AND CAPITAL PLANNING

RP Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. Through a program known as SAFE (Strategic Alternatives Financial Evaluations), RP Financial analyzes strategic options to enhance shareholder value or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise value, capital management and planning, earnings improvement and operational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP Financial's merger and acquisition (M&A) services include targeting candidates and potential acquirors, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring transactions, preparing merger business plans and financial simulations, rendering fairness opinions and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, mutual-to-stock conversions, ESOPs, subsidiary companies, mark-to-market transactions, loan and servicing portfolios, non-traded securities, core deposits, FAS 107 (fair market value disclosure), FAS 122 (loan servicing rights) and FAS 123 (stock options). Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP Financial offers a variety of other services including branching strategies, feasibility studies and special research studies, which are complemented by our quantitative and computer skills. RP Financial's consulting services are aided by its in-house data base resources for commercial banks and savings institutions and proprietary valuation and financial simulation models.

RP Financial's Key Personnel (Years of Relevant Experience)

Ronald S. Riggins, Managing Director (21)
William E. Pommerening, Managing Director (17)
Gregory E. Dunn, Senior Vice President (19)
James P. Hennessey, Senior Vice President (16)
James J. Oren, Senior Vice President (14)

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com